SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐ No ☒

This Report on Form 6-K Contains:

–	Adecco SA Convertible Bond Prospectus

Adecco Financial Services (Bermuda) Ltd.

(incorporated in Bermuda with limited liability)

Swiss francs 900,000,000

Zero Coupon Convertible Bonds due 2013

convertible into registered shares of, and unconditionally and irrevocably guaranteed by,

Adecco S.A.

(incorporated in Switzerland with limited liability)

This prospectus (the “Prospectus”) relates to an offering (the “Offering”) of zero coupon bonds in the aggregate principal amount of Swiss francs (“CHF”) 900,000,000 due 2013 (the “Bonds”, and each a “Bond”), of Adecco Financial Services (Bermuda) Ltd. (the “Issuer”) convertible into registered shares of Adecco S.A. (“Adecco”, the “Company” or the “Guarantor” and, together with its subsidiaries, the “Adecco Group” or the “Group”) with a nominal value of CHF 1 each as of the date hereof (the “Shares”). Unless defined otherwise herein, the words and expressions defined in the “Terms and Conditions of the Bonds” below shall have the same meaning in this Prospectus.

Issue Price:	100%

Placement Price:	According to demand

Subscription Period:	Until 20 August 2003, 12:00 noon CET

Payment Date:	26 August 2003

Maturity Date:	26 August 2013 (10 years)

Assurances:	Pari passu clause, negative pledge clause (with restrictions), events of default provisions, cross default clause

Form of the Bonds:	Bearer form represented by a Permanent Global Certificate held by SIS SegaInterSettle AG (“SIS”). Holders of the Bonds (the “Holders”, and each a “Holder”) do not have the right to request the printing and physical delivery of definitive Bonds

Denomination:	CHF 5,000 principal amount or multiples thereof

Yield-to Maturity:	1.50% p.a.

Redemption Price:	116.05% (CHF 5,802.70 per Bond)

Conversion Price:	CHF 94.50

Conversion Period:	Convertible at any time at the option of a Holder from 6 October 2003 up to and including 12 August 2013

Listing:	Application will be made to list the Bonds and the conditional capital of Adecco on the main segment of the SWX Swiss Exchange (“SWX”). The Bonds have been provisionally admitted to trading on the SWX as of 21 August 2003

Rating:	The Bonds are expected to be rated Baa2 by Moody’s Investors Service Limited and BBB+ by Standard & Poor’s Rating Services, a division of the McGrawHill Companies Inc.

Sales Restrictions:	USA and U.S. persons, United Kingdom, Bermuda, France, Germany, The Netherlands, Spain, Sweden (for details see pages 3 to 5 of this Prospectus)

Governing Law and Jurisdiction:	Swiss Law / Zurich 3

Joint Bookrunning Lead Managers

Credit Suisse First Boston	Goldman, Sachs & Co. Bank

Co-Lead Managers

SG Corporate & Investment Banking	BNP PARIBAS

	Swiss Security Number	ISIN	Common Code
Zero Coupon Convertible Bonds due 2013	1 646 927	CH 001 646 927 9	173 63 956
Adecco S.A. registered shares of CHF 1 nominal amount each	1 213 860	CH 001 213 860 5	128 91 768

Prospectus dated 19 August 2003

IMPORTANT INFORMATION

Prospective Holders are expressly advised that an investment in the Bonds entails financial risks (including, without limitation, that (a) the market price of the Shares into which the Bonds are convertible may be volatile, that (b) there is no prior market for the Bonds and no active trading market may develop, and that (c) the Bond prices may be volatile) and they should therefore carefully review the entire content of this Prospectus. For a description of certain further risks see “Risk Factors” on pages 63 to 67.

This Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Guarantor or the Managers (as defined under “General Information—Subscription and Sales”) to subscribe for, any of the Bonds. The distribution of this Prospectus and the offering or sale of the Bonds in certain jurisdictions is restricted by law. Persons into whose possession this Prospectus may come are required by the Issuer, the Guarantor and the Managers to inform themselves about and to observe such restrictions. This Prospectus may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful.

In making an investment decision, prospective Holders must rely on their own examination of the Issuer, the Guarantor and the terms and conditions of the Offering, including the merits and risks involved. Prospective Holders should not construe anything in this Prospectus as legal, business or tax advice. Each prospective Holder should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the Bonds under applicable laws and regulations.

No dealer, salesman or any other person has been authorised to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Issuer, the Guarantor or the Managers. No representation or warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers or any of their affiliates or advisers or selling agents as to the accuracy or completeness of any information contained in this Prospectus and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by the Managers or any of their affiliates or advisers or selling agents as to the past or the future. Neither the delivery of this Prospectus nor any sale of Bonds shall under any circumstances create any implication that there has been no change in the information contained herein or in the affairs of the Issuer or the Guarantor since the date hereof.

The Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and the Bonds are subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds and the Shares to be issued upon conversion of the Bonds may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain further restrictions on offers and sales of Bonds and distribution of this Prospectus, see “Sales Restrictions” on pages 3 to 5.

All references in this document to “U.S. dollars”, “U.S.$” and “$” are to the currency of the United States of America, references to “Swiss francs” and “CHF” are to the currency of Switzerland and references to “Euro” and “€” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community as amended by the Treaty on European Union and the Treaty of Amsterdam.

Notice to Prospective Holders

This Prospectus has been prepared by the Issuer and the Guarantor for the purpose of making offers and sales of Bonds outside the United States to non-U.S. persons in reliance on Regulation S.

Each prospective Holder of Bonds offered hereby will be deemed to have represented and agreed that such prospective Holder understands that the Bonds and the Shares have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act. Terms used in this and the foregoing paragraph have the meanings given to them in Regulation S.

The Permanent Global Certificate representing the Bonds will bear a legend to the above effect, unless the Issuer and the Guarantor determine otherwise in compliance with applicable law.

[1]	Please note that from 2003, all reports for the Adecco Group are expressed in Euros (Annex C) whereas all prior reports are expressed in CHF (Annex B).

SALES RESTRICTIONS

The Issuer has represented and agreed that it has not made and will not make any application for listing the Bonds on an exchange outside Switzerland.

The Offering consists of a public offering of Bonds in Switzerland until 20 August 2003 at the latest and private placements of Bonds to other prospective Holders in certain other jurisdictions outside of Switzerland, the United States and other jurisdictions, where prohibited by applicable law. The Bonds are being offered outside the United States in reliance on Regulation S under the Securities Act (“Regulation S”), and in accordance with applicable securities laws.

No action has been or will be taken in any jurisdiction outside Switzerland by the Issuer, the Guarantor or the Managers that would, or is intended to, permit a public offering of the Bonds, or possession or distribution of this Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Prospectus comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Bonds or have in their possession, distribute or publish this Prospectus or any other offering material relating to the Bonds, in all cases at their own expense.

Each prospective Holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Bonds or possesses or distributes this Prospectus and must obtain any consent, approval or permission required for the purchase, offer or sale by it of Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of the Issuer, the Guarantor or the Managers shall have any responsibility therefor.

United States of America

The Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act, and may only be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in accordance with Regulation S or in transactions that are exempt from, or not subject to, the registration requirements of the Securities Act (see “General Information — Notice to Prospective Holders”). Each Manager has represented that it has offered and sold the Bonds, and agrees that it will offer and sell the Bonds and the Shares to be issued upon conversion of the Bonds (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and their Payment Date, only in accordance with Rule 903 of Regulation S. Accordingly, neither it, their affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds and the Shares to be issued upon conversion of the Bonds, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Manager agrees that, at or prior to confirmation of sale of Bonds or Shares to be issued upon conversion of the Bonds, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Bonds or Shares to be issued upon conversion of the Bonds from it during the distribution compliance period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Payment Date, except in either case in accordance with Regulation S. Terms used above have the meanings given to them by Regulation S.”

In addition, until 40 days after the commencement of the Offering, an offer or sale of Bonds or Shares to be issued upon conversion of the Bonds within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act.

Each Manager has not entered and will not enter into any contractual arrangement with any distributor (as that term is defined in Regulation S) with respect to the distribution or delivery of the Bonds, except with its affiliates or with the prior written consent of the Issuer and/or the Guarantor.

Under U.S. Treasury Regulation section 1.163-5(c)(2)(i)(C) (the “C Rules”), Bonds in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Manager has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, Bonds in bearer form within the United States or its possessions in connection with their original issuance. Further, in connection with the original issuance of Bonds in bearer form, each Manager has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if either of them is within the United States or its possessions or otherwise involve its U.S. office in the offer and sale of Bonds in bearer form. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

Bermuda

Each Manager has represented and agreed that the Bonds may not be offered, sold or transferred to any resident of Bermuda.

France

Each of the Issuer, the Guarantor and the Managers has represented, warranted and agreed that, in connection with their initial distribution, (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Bonds to the public in the Republic of France and (ii) offers and sales of the Bonds will be made in the Republic of France only to qualified investors as defined in, and in accordance with, Articles L.411-1 and L.411-2 of the French Code monétaire et financier and Decree no 98-880 dated 1 October 1998 relating to offers to qualified investors.

In addition, each of the Issuer, the Guarantor and the Managers has represented, warranted and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this Prospectus or any other offering material relating to the Bonds other than to investors to whom offers and sales of Bonds in the Republic of France may be made as described above.

Germany

The Bonds have not been and will not be publicly offered in Germany and, accordingly, no securities sales prospectus (Verkaufsprospekt) for a public offering of the Bonds in Germany in accordance with the Securities Sales Prospectus Act of 9 September 1998, as amended (Wertpapier-Verkaufsprospektgesetz, the “Prospectus Act”), has been or will be published or circulated in the Federal Republic of Germany. Each Manager has represented and agreed that it has only offered and sold and will only offer and sell the Bonds in the Federal Republic of Germany in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the issue, sale and offering of securities. Any resale of the Bonds in the Federal Republic of Germany may only be made in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of securities.

The Netherlands

The Bonds and the Shares may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of their profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the Bonds and this Prospectus may not be considered an offer or the prospect of an offer to buy the Bonds or Shares.

In addition, transfer requirements may apply to zero coupon Bonds in definitive form or other Bonds that qualify as savings certificates as defined in the Savings Certificates Act (“Wet inzake spaarbewijzen”).

United Kingdom

Each Manager has represented, warranted and agreed that:

(i)	it has not offered or sold and, prior to the expiry of a period of six months from the Payment Date of the Bonds, will not offer or sell, any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(iii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Sweden

This offer is for the intended recipients only and may not in any way be forwarded to the public in Sweden. Accordingly, each Manager has represented, warranted and agreed that it has not offered or sold and will not offer or sell the Bonds in Sweden in a manner that would require the registration of a prospectus by the Swedish Financial Supervisory Authority according to the Financial Instruments Trading Act.

Spain

The offer of Bonds has not been registered with the Comisión Nacional del Mercado de Valores, (the “CNMV”). Accordingly, each Manager has represented, warranted and agreed that it has not offered or sold and will not offer or sell the Bonds in the Kingdom of Spain nor has it distributed nor will it distribute any document or offer material in Spain or targeted to Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law, as amended, and Royal Decree 291/1992, as amended, and the regulations issued thereunder.

CONSENT OF THE BERMUDA MONETARY AUTHORITY

The consent of the Bermuda Monetary Authority is required, and has been obtained, for the issue of the Bonds to prospective Holders who are non-residents of Bermuda for exchange control purposes and for the subsequent free transferability of the Bonds among such prospective Holders.

In addition, this Prospectus must be filed with the Registrar of Companies of Bermuda in accordance with the terms and conditions of a Direction issued by the Minister of Finance of Bermuda in respect of this Prospectus. However, neither the Bermuda Monetary Authority nor the Registrar of Companies of Bermuda has reviewed the Prospectus, approved or disapproved the Bonds or determined if this Prospectus is truthful or complete.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference certain forward-looking statements and information relating to the Adecco Group that are based on the current expectations, estimates and projections of its management and information currently available to the Adecco Group. These statements include, but are not limited to, the statements under “General Information”, “Information on the Issuer” and “Information on the Guarantor — Business Activities” and other statements contained in this Prospectus that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Adecco Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Terms and phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “predict,” “estimate,” “project,” “may” and “could”, and variations of these words and similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

These statements reflect current views of the Adecco Group’s management with respect to future events and are not a guarantee of future performance. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	The Adecco Group’s ability to successfully implement its growth and operating strategies;

•	Fluctuations in interest rates or foreign currency exchange rates;

•	Changes in economic conditions;

•	Changes in the law or government regulations in the countries in which the Adecco Group operates;

•	Instability in domestic and foreign financial markets;

•	The Adecco Group’s ability to obtain commercial credit; and

•	Changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates.

Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Therefore, no undue reliance should be placed on forward-looking statements. The Adecco Group undertakes no obligation to update any forward-looking statement, even if new information, future events or other circumstances have made them incorrect or misleading. All subsequent written and oral forward-looking statements attributable to the Adecco Group are qualified in their entirety by the foregoing factors.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial information, including the notes thereto, appearing elsewhere in this Prospectus.

Issuer:	Adecco Financial Services (Bermuda) Ltd., a wholly-owned Subsidiary of Adecco S.A.

Guarantor:	Adecco S.A., Switzerland

Offering Size:	CHF 900,000,000

Securities Offered:	Unsubordinated Convertible Bonds due 2013

Guarantee:	The Guarantor guarantees all payment obligations of the Issuer in connection with the Bonds as well as the delivery of Shares if, as and when due in accordance with the terms and conditions of the Bonds

Conversion Right:	The Bonds will be convertible into Shares

Source of Shares:	Conditional capital of the Guarantor

Status:	Unsubordinated, direct, unconditional and unsecured obligations ranking pari passu among themselves and with all other unsubordinated and unsecured outstanding indebtedness of the Issuer, present and future

Form of the Bonds:	Bearer form, represented by a Permanent Global Certificate held by SIS. A Holder does not have the right to request printing of definitive Bonds

Denomination:	CHF 5,000 principal amount or multiples thereof

Maturity Date:	26 August 2013 (10 years)

Put Option of Holders:	At 110.98% (CHF 5,549.22 per Bond) on 26 August 2010 (seven years)

Issue Price:	100%

Placement Price:	According to demand

Coupon:	0%

Yield-to-Maturity:	1.50% p.a.

Redemption Price:	116.05% (CHF 5,802.70 per Bond) on 26 August 2013 (ten years)

Conversion Price:	CHF 94.50

Conversion Period:	Convertible at any time at the option of a Holder from 6 October 2003 up to and including 12 August 2013

Call Protection:	7-year non-call (except for clean-up call and tax call), thereafter callable at Accreted Principal Amount

Anti-dilution Provisions:	Anti-dilution provisions dealing with, inter alia, share consolidations, share splits, Cash Distributions, Change of Control and extraordinary dividends (see below), spin-off events, rights issues, bonus issues and reorganisations

Change of Control Protection:	In the event of a Change of Control involving a Cash Consideration representing at least 25 percent of the total Consideration to be paid to shareholders, Holders will be entitled to convert the Bonds for a period of 60 days at a reduced Conversion Price compensating Holders for the loss of time value

Extraordinary Dividend Protection:

Adjustment of the Conversion Price if the aggregate amount of Cash Distributions in any financial year exceeds 5 percent of the Average Closing Price

Protection is for the excess over 3 percent of the Average Closing Price

The Average Closing Price is calculated based on the daily Closing Prices of a Share over the last 12 months up to, but not including, the Trading Day on which a Cash Distribution is so made by the Guarantor

Assurances:

■     Pari Passu clause

■     Negative pledge clause (with restrictions) for Issuer, Guarantor and Material Subsidiaries

■     Events of default provisions

■     Cross default clause for Issuer, Guarantor and Material Subsidiaries (with threshold of Euro 20 million or, if greater, 2 percent of the consolidated shareholders’ equity of the Guarantor per the latest audited annual accounts)

Material Subsidiaries:	Any operating Subsidiary of the Guarantor whose net revenues at any time represent 5 percent or more of the consolidated net revenues of the Guarantor and its consolidated Subsidiaries at any time

Clean-up Call:	If 85% or more of the Bonds have been converted or purchased and cancelled, call at the Accreted Principal Amount

Use of Proceeds:	Use outside Switzerland for general corporate purposes, to further strengthen the Group’s financial position and support the long-term strategy of the Group

Settlement:	SIS, Euroclear, Clearstream Banking Société Anonyme

Lock-up:	Until 24 November 2003 (90 days) for the Issuer and the Guarantor with respect to the sale of like convertible securities, Shares and options, subject to certain exceptions

Governing Law / Jurisdiction:	Swiss law / Zurich 3

Listing and Trading:	Application for the listing and trading of the Bonds and of the conditional capital on the main segment of the SWX will be made. The Bonds have been provisionally admitted to trading on the SWX as of 21 August 2003

Taxation and Tax Call:	See “Taxation”. Gross-up in case of any withholding tax applied by any authority empowered to collect tax in Bermuda or Switzerland. There will be an Issuer tax call. However, Holders will have the option to keep the Bonds without gross-up. All taxes and charges due upon conversion will be payable by the Issuer

Payment Date:	26 August 2003

Joint Bookrunning Lead Managers:	Credit Suisse First Boston, Zurich (“CSFB”) Goldman, Sachs & Co. Bank, Zurich (“Goldman Sachs”)

Co-Lead Managers:	Société Générale, Paris BNP Paribas, London

Principal Paying and Conversion Agent:	CSFB

RATINGS

The current ratings for the Guarantor’s senior unsecured long-term debt are as follows:

Rating Agency	Rating/Outlook
Moody’s	Baa2/Negative
Standard & Poor’s	BBB+/Negative

The Bonds are expected to be rated in line with the Guarantor’s senior unsecured long-term debt.

A rating is not a recommendation to buy, sell or hold Bonds and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

INCORPORATION BY REFERENCE

The following documents are hereby incorporated by reference in this Prospectus:

—	The Guarantor’s annual report on Form 20-F for the business year ended 29 December 2002[2];

—	The Guarantor’s report on Form 6-K dated 24 July 2003, which contains unaudited consolidated interim financial information for the Guarantor for the period ended 29 June 2003.

In addition, any reports on Form 6-K filed by the Guarantor with the U.S. Securities and Exchange Commission (“SEC”) after the date of this Prospectus and prior to the completion of the Offering are hereby further incorporated by reference.

The information incorporated by reference is deemed to be a part of this Prospectus, except to the extent that it is superseded or modified by any statement contained directly in this Prospectus.

Prospective Holders may request copies of filings with the SEC that are incorporated by reference herein at no cost, by writing or telephoning the Guarantor at its principal executive offices at the following address: Adecco management and consulting AG, Sägereistrasse 10, 8152 Glattbrugg, Switzerland (Attention: Investor Relations; e-mail: investor.relations@adecco.com; Phone +41 (0)1 878 8884; Fax +41 (0)1 829 8884).

[2]	The fiscal year of the Adecco Group closes at the Sunday nearest to 31 December in each year

RESPONSIBILITY STATEMENT

The Issuer and the Guarantor, having made all reasonable enquiries, confirm that this Prospectus contains or incorporates by reference all information, with respect to the Issuer, the Guarantor and the Bonds, that is material in the context of the issue and offering of the Bonds; the statements contained or incorporated by reference in it relating to the Issuer, the Guarantor and the Group are in every material respect true and accurate and not materially misleading; the opinions and intentions expressed in this document with regard to the Issuer, the Guarantor and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Guarantor, the Group or the Bonds the omission of which would, in the context of the issue and offering of the Bonds, make any statement contained or incorporated by reference in this document misleading in any material respect; and all reasonable enquiries have been made by the Issuer and the Guarantor to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer and the Guarantor accept responsibility accordingly.

Hamilton, Bermuda, as of 19 August 2003	Adecco Financial Services (Bermuda) Ltd

Chéserex, Switzerland, as of 19 August 2003	Adecco S.A.

SECTION 1: GENERAL INFORMATION

Authorisation

The issue of the CHF 900,000,000 zero coupon convertible Bonds due 2013 was authorised by a resolution of the board of directors of the Issuer passed at a meeting held on 19 July 2003. The Bonds have the benefit of an unconditional and irrevocable guarantee of Adecco authorised by a resolution of the board of directors of Adecco passed at a meeting held on 21 July 2003. Each of the Bonds may be converted into Shares pursuant to the Terms and Conditions of the Bonds.

Subscription and Sale

It is anticipated that, on or about 19 August 2003, a purchase agreement with respect to the Bonds (the “Purchase Agreement”) will be entered into between (i) the Issuer, (ii) the Guarantor and (iii) the Joint Bookrunning Lead Managers also acting on behalf of the Co-Lead Managers (the Joint Bookrunning Lead Managers and the Co-Lead Managers together the “Managers”) and a paying and conversion agency agreement will be entered into between (i) the Issuer, (ii) the Guarantor and (iii) CSFB (the “Agency Agreement” and together with the Purchase Agreement, the “Agreements”).

Pursuant to the terms and conditions of the Purchase Agreement, each Manager has agreed to purchase and the Issuer has agreed to sell to the Managers, an aggregate of 180,000 Bonds for an aggregate principal amount of CHF 900,000,000, divided between them as follows:

Manager	Principal Amount in CHF	Number of Bonds
CSFB	360,000,000	72,000
Goldman Sachs	360,000,000	72,000
SG Corporate & Investment Banking	90,000,000	18,000
BNP PARIBAS	90,000,000	18,000

Total Bonds	900,000,000	180,000

The Purchase Agreement will provide for the undertaking of each Manager to offer the Bonds to prospective investors in a public offering in Switzerland and private placements outside Switzerland, the U.S. and other jurisdictions where prohibited by applicable law.

The Purchase Agreement will provide that all of the Managers’ obligations are subject to certain conditions precedent. The Purchase Agreement will also entitle the Joint Bookrunning Lead Managers to terminate the Purchase Agreement in certain circumstances prior to the Payment Date. If the right to terminate the Purchase Agreement is exercised by the Joint Bookrunning Lead Managers, the Offering will terminate and any previously purported purchase or subscription of the Bonds will be deemed not to have been made. As will be more fully set out in the Purchase Agreement, the Issuer and the Guarantor will agree jointly and severally to indemnify the Joint Bookrunning Lead Managers for, inter alia, losses as a result of breaches of certain representations and undertakings in connection with the Offering.

Lock-up

The Issuer and the Guarantor have agreed with the Managers that, without the prior written consent of the Joint Bookrunning Lead Managers, they will not, and they will procure that none of their Subsidiaries or affiliates over which the Issuer or the Guarantor exercises management or voting control (“Controlled Affiliates”) will for a period of ninety (90) calendar days following the Payment Date directly or indirectly issue, offer, sell, contract to sell, pledge or otherwise dispose of any Shares, or any securities convertible into or exchangeable for or otherwise representing a right to acquire Shares, or enter into any transaction having the same economic effect as the foregoing, or make any public announcement relating to the foregoing. This restriction does not and will not apply to (i) the issuance of Shares on conversion of either the Bonds or equity linked debt instruments of the Issuer, Guarantor or its Subsidiaries or Controlled Affiliates disclosed in the Prospectus, (ii) the issuance of Shares pursuant to share option schemes of the Guarantor, (iii) the disposal of not more than 2,000 Shares per Trading Day, (iv) intra-group transactions among the Issuer, the Guarantor and any Subsidiaries or Controlled Affiliates, and (v) the issuance of Shares in connection with any acquisition of shares or assets provided that the recipient(s) of such Shares agree(s) to be bound by these restrictions in respect of the Shares so received until at least the expiry of the 90-day period referred to.

Litigation

Other than as set forth in this Prospectus or the documents incorporated by reference herein, neither the Issuer nor the Guarantor is involved in any litigation or arbitration or administrative proceeding relating to claims or amounts which are material in the context of the Offering or the Guarantee, nor, so far as they are aware, having made all reasonable inquiries, is any such litigation or arbitration or administrative proceeding pending or threatened, other than as set forth in this Prospectus or the documents incorporated by reference herein.

No Material Adverse Change

Since the publication date of the latest financial statements as of 29 December 2002 and 29 June 2003, respectively, which are set forth in Annex A and C, respectively, and except as disclosed or incorporated by reference herein, there has been no material adverse change in the financial condition or results of operations of the Issuer or the Guarantor.

Latest Business Developments and Business Prospects

Business Development

Since the start of the 2003 fiscal year the Adecco Group presents its financial statements in Euro. The 2002 financial statements have been restated from Swiss Francs to Euro for comparative purposes.

In the first half of 2003, the Adecco Group reported consolidated net service revenues of EUR 7.9 billion, consolidated operating income before amortisation1 of EUR 248 million and consolidated net income of EUR 150 million. Currency fluctuations had a material adverse effect on net-service revenue and net income in Euro since the average exchange rates for the USD, GBP and JP¥ were significantly weaker against the Euro in the first half of 2003 compared to the first half of 2002.

Whilst gross margin remained under pressure, the rate of erosion slowed down. Gross margin as a percentage of consolidated net service revenues decreased by 0.8 percent from 18.2 percent in the first half of 2002 to 17.4 percent in the first half of 2003 as a result of combination of lower temporary staffing margins, currency mix changes and lower average fees for permanent placement and business mix.

Operating income before amortisation decreased by EUR 5 million or 2 percent to EUR 248 million during the first half of 2003 compared to the first half of 2002. For the first six months of 2003, selling, general and administrative expenses, which consist primarily of personnel costs, office administration, rent, marketing and other expenses, decreased by 13 percent, or EUR 163 million, to EUR 1.1 billion compared to the first half of 2002. The ratio of selling, general and administrative expenses as a percentage of net service revenues has improved by 0.9 percent, from 15.2 percent for the first six months of 2002 to 14.3 percent for the first six months of 2003. These cost reductions have been achieved by implementing and maintaining a tight control over all other operating costs and a reduction of the headcount by approximately 10 percent.

Net income increased by EUR 14 million or 10 percent from EUR 136 million for the six months ended 30 June 2002 to EUR 150 million for the six months ended 29 June 2003, enhanced by a reduction in interest expense of EUR 20 million. This reduction results from the reduced level of debt and the

1)	The management of the Adecco Group considers operating income before amortisation and net income before amortisation (NIBA) to be the most relevant benchmark for the measurement of the Group’s financial performance. Operating income before amortisation and net income before amortisation is not meant to portray net income or cash flow in accordance with US GAAP. Amortisation is a non-cash charge to operating income; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

For the six months ended 29 June 2003, the Adecco Group reported under U.S. Generally Accepted Accounting Principles (US GAAP) net service revenue of EUR 7.9 billion, operating income of EUR 246 million, which includes EUR 2 million amortisation of intangibles and net income of EUR 150 million.

reclassification of bank charges of EUR 4 million in the second quarter of 2003, from interest expense to operating expense.

Net debt as of 29 June 2003 was EUR 1,184 million, including off-balance sheet debt. This represented a reduction of EUR 226 or 16% from net debt of EUR 1,410 million as of 29 December 2002. Strong cash flow from operating activities during the first six months of 2003 amounting to EUR 185 million contributed to this reduction.

As of the end of March 2003, the Adecco Group refinanced the existing CHF 1,000 million multicurrency revolving credit facility (“existing facility”). The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows borrowings of a maximum of EUR 580 million. The five-year new facility will be used for general corporate purposes including refinancing of advances and letters of credit outstanding under the existing facility. The interest rate is based on LIBOR plus a margin between 0.45% and 0.6% and a utilisation fee between 0.025% and 0.075% depending on the level and timing of borrowings and the debt-to-EBITDA ratio. Existing letters of credit amounting to EUR 97 million have been transferred from the existing facility to the new facility. As of 29 June 2003 no funds have been drawn under the new facility.

Outlook

In the current very challenging market environment, the Adecco Group will continue to focus on those parameters that are within the Group’s control such as improving productivity and operating gearing through aggressive sales and marketing activities, tighter cost controls and further investment in people and technology.

Stabilisation Activities

In connection with the Offering, CSFB in its role as stabilising manager may (but shall be under no obligation to), to the extent permitted by applicable laws, directly or indirectly, over-allot and effect transactions in the Bonds and the Shares with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail in the open market (the “Stabilisation Activities”), but in doing so, CSFB shall act as principal and not as agent of the Issuer and/or the Guarantor, as the case may be, and any loss resulting from over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be beneficially retained, by CSFB on behalf of the Managers. Any Stabilisation Activities may be effected on the SWX or, with respect to the Shares, on virt-x or on Euronext or otherwise and, if commenced, may be discontinued at any time without prior notice, and will be brought to an end after a period of 30 days after the Payment Date.

Use of Net Proceeds

The total net proceeds from the Offering, expected to be approximately CHF 890 million (excluding fees for administration and conversion of the Bonds) (the “Net Proceeds”), will be used outside Switzerland for general corporate purposes, to further strengthen the Group’s financial position and support its long-term strategy.

Representative

In accordance with Article 50 of the Listing Rules of the SWX, CSFB was appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX.

Prospectus

Copies of this Prospectus are available, free of charge, at Credit Suisse First Boston, FTFA Transaction Advisory Group, P.O. Box 900, CH-8070 Zurich, Switzerland, or can be ordered by telephone (number +41 (0)1 333 69 70), fax (number +41 (0)1 333 67 86) or e-mail to newissues.fixedincome@csfb.com.

Taxation

The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds and does not purport to deal with the tax consequences applicable to all categories of prospective Holders, some of which (such as dealers in securities and commodities) may be subject to special rules. Prospective Holders are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of the Bonds and/or the Shares deliverable upon conversion of the Bonds.

Bermudian Taxation

At the present time there are no taxes in Bermuda which are applicable to the Issuer. The Issuer has obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 (as amended), an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Issuer or to any of its operations, or to shares, debentures or other obligations of the Issuer, except in so far as such tax applies to persons ordinarily resident in Bermuda or to land in Bermuda leased or let to the Issuer. Such assurance is effective until 28 March 2016. There is currently no Bermuda withholding or other tax payable on principal, interest or dividends paid to the Holders of the Bonds. The Issuer pays an annual Bermuda government fee based on its assessable capital, which fee is currently $1,780.

Swiss Taxation

Taxes in relation to the Bonds

Income Tax

Gains on Sale or Conversion of Bonds

Swiss Resident Private Holders: Based on the present practice, for Swiss Federal income tax purposes, the Bonds will be classified for private Swiss Holders (not qualifying as so called professional securities dealer (gewerbsmässiger Wertschriftenhändler)) holding the Bonds as private (as opposed to business) property and as “non-classical transparent convertible bonds with predominant one-time interest payment”. Transparent means for these purposes that on the date of the issue of the Bonds, and during their subsequent life, the price for the embedded debt component and for the embedded option component can be calculated by means of an analytical method. Therefore, for private Holders domiciled in Switzerland, the increase of the value of the theoretical bond floor (initially 81.207%) during the period of holding the Bonds will be subject to the Federal income tax at the time of change of ownership, redemption or conversion, respectively, on the basis of the original theoretical discount rate of 3.635%. The theoretical value of the bond floor will be published daily in the Telekurs system. In most Cantons, the tax treatment for Cantonal and Municipal income tax will correspond to the Federal tax treatment.

Swiss Resident Business Holders: Gains realised on the sale of Bonds by Swiss resident individual Holders holding the Bonds as part of their business assets as well as Swiss resident legal entity Holders are part of their taxable business profit subject to individual income taxes or corporate income taxes, respectively. Any unrealised gains on conversion will not be subject to tax unless the Holder chooses to increase the tax basis of the Shares received.

Non-Swiss Resident Holders: Under present Swiss law, a Holder who is a non-resident of Switzerland and who during the taxable year has not engaged in trade or business through a permanent establishment within Switzerland and who is not subject to taxation in Switzerland for any other reason will not be subject to any Swiss Federal, Cantonal or Municipal income or other tax on gains realised on the sale or Redemption of Bonds or on the due exercise of the Conversion Rights in respect of such Bonds.

Stamp Duties

(a)	Swiss issuance stamp duty

The issuance of the Bonds is not subject to Swiss issuance stamp duty. The issuance of the Shares upon conversion of the Bonds will, however, be subject to Swiss issuance stamp duty at the current rate of 1% and will be borne by the Guarantor.

(b)	Swiss transfer stamp duty

The issuance of the Bonds is not subject to Swiss transfer stamp duty. The sale or transfer of the Bonds may, however, be subject to Swiss transfer stamp duty at the current rate of 0.3% if such sale or transfer is made by or through the intermediary of a professional securities dealer as defined in the Swiss Stamp Tax Act. In addition, the sale or transfer of the Bonds by or through a member of the SWX may be subject to a stock exchange levy.

Withholding Tax

All payments in respect of the Bonds by the Issuer are not subject to Swiss withholding tax.

Taxes in relation to the Shares

Withholding Tax

Dividends and similar payments or distributions in kind made by the Guarantor to a Shareholder (including liquidation proceeds exceeding the nominal value of the Shares and stock dividends) are subject to Swiss withholding tax at a rate of 35%. Gains realised upon repurchase of Shares by the Guarantor may be characterised as dividend income if certain conditions have been met. In the case of such re-characterisation of capital gains into dividend income, Swiss withholding tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased.

The Swiss withholding tax must be deducted by the Guarantor from the gross disbursement and paid to the Swiss Federal Tax Administration. The Swiss withholding tax is in principle reimbursed in full to an individual or legal entity that is domiciled or headquartered in Switzerland and therefore fully liable to Swiss income or profit tax if the recipient was the beneficial owner of the Shares at the time the distributions were made and duly reported the gross disbursement received in its financial statements and/or in his or her personal tax return.

The Swiss withholding tax may be refunded in full or in a part to non-Swiss residents under the terms of an applicable double taxation treaty. At present, Switzerland has entered into double taxation treaties with the following countries:

Albania, Australia, Austria, Belarus, Belgium, Bulgaria, Canada, Croatia, Czech Republic, Denmark, Ecuador, Egypt, Finland, France, Germany, Greece, Hungary, Iceland, India, Indonesia, Italy, Ivory Coast, Jamaica, Japan, Kazakhstan, Kuwait, Kyrgyzstan, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Mexico, Moldova, Mongolia, Morocco, The Netherlands, New Zealand, Norway, Pakistan, People’s Republic of China, Philippines, Poland, Portugal, Republic of Ireland, Republic of Korea (South Korea), Romania, Russia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Thailand, Trinidad and Tobago, Tunisia, United Kingdom, United States of America, Venezuela, Vietnam

In addition, negotiations have been completed for new double taxation treaties with Argentina, Armenia, Azerbaijan, Bangladesh, Brazil, Chile, Ethiopia, Estonia, Georgia, Indonesia, Iran, Israel, People’s Republic of Korea (North Korea), Turkmenistan, Uzbekistan, Yugoslavia and Zimbabwe.

Income Tax

A Swiss resident or foreign resident subject to Swiss taxation who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from the Guarantor generally must declare these distributions in its financial statements and/or in his or her personal tax return and owe income tax or profit tax on the relevant amounts. Under some Cantons’ tax legislation, no tax is levied at the Cantonal and Municipal level on stock dividends if the Shares are held as private assets. A Swiss resident or a foreign legal entity subject to Swiss taxation who is a shareholder and who itself is a corporation may, under certain circumstances, benefit from relief from taxation under the dividend participation relief (Beteiligungsabzug).

Taxes on capital gains upon the disposal of Shares

Under prevailing Swiss tax law, Swiss resident individuals who hold Shares as part of their private assets will generally not be subject to any Swiss Federal, Cantonal or Municipal income taxation on gains realised upon the sale or other disposal of Shares. However, capital gains realised upon repurchase of Shares by the Guarantor are considered taxable dividend income under certain circumstances. In case of such re-characterisation of capital gains into dividend income, income tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased. In Cantons not levying taxes on stock dividends, the full purchase price will be taxed.

Capital gains realised on Shares held as part of the business assets of a Swiss resident or foreign resident subject to Swiss taxation are included in the taxable income of such person. This provision also applies to individuals who qualify as so-called professional securities dealers (gewerbsmässige Wertschriftenhändler).

Gains realised upon the sale of Shares by a non-resident individual will not be subject to Swiss income taxation, provided that the individual does not hold the Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business.

Swiss Stamp Duty

The issuance of the shares upon conversion of the Bonds will be subject to Swiss issuance stamp duty at the current rate of 1% and will be borne by the Guarantor.

The sale of Shares, whether by Swiss residents or non-resident individuals, may be subject to a Swiss transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss or Liechtenstein bank or other securities dealer as defined in the Swiss Stamp Duty Act, either as a partner or a broker, or if the transaction takes place through the SWX.

The sale of Shares through a non-Swiss or Liechtenstein bank or securities dealer may also be subject to Swiss transfer stamp duty if (i) such bank or dealer is a member of the SWX; and (ii) the transaction takes place on the SWX.

The sale of Shares by or through a member of the SWX may also be subject to a stock exchange stamp levy.

There will be no Swiss transfer stamp duty on the delivery of the Shares upon conversion of the Bonds in the manner contemplated in this Prospectus. The Federal law of 15 December 2000 on new urgent measures relating to the Swiss transfer stamp levy took effect on 1 January 2001. This law exempts some categories of institutional Holders from the Swiss transfer stamp duty. These include foreign states and central banks, domestic and foreign investment funds, foreign social security institutions, foreign pension funds, and foreign life insurance providers. In addition, as of 1 January 2001, the following are classified as securities dealers under the Swiss Federal Stamp Duty Act: domestic pension funds and the associated insurance, domestic social security institutions (AHV/IV/EO/ALV), the Swiss Federal government, the Cantons and political Municipalities. However, these securities dealers have the option to delegate the payment obligation to commercial dealers (banks). As of 1 January 2001, the Swiss transfer stamp duty affecting the other party is eliminated in the case of transactions involving domestic securities that are executed by a Swiss securities dealer as a member on a foreign stock exchange (e.g., virt-x). The emergency law of 15 December 2000 must be replaced by ordinary legislation by 31 December 2005.

EU Directive on the Taxation of Savings Income

The Council of the European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States will be required from 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

It is anticipated that a number of third countries and territories, including Switzerland will adopt similar measures with effect from 1 January 2005.

SECTION 2: INFORMATION ON THE BONDS

Terms and Conditions of the Bonds

The terms and conditions (each a “Condition”, and together the “Terms of the Bonds”) of the Zero Coupon Convertible Bonds due 2013 (the “Bonds”), convertible into Shares of Adecco S.A., in the aggregate principal amount of initially Swiss francs (“CHF”) 900,000,000 (nine hundred million Swiss francs), established pursuant to a Bond Purchase Agreement (the “Agreement”) among Adecco Financial Services (Bermuda) Ltd., 129 Front Street, 5th floor, Hamilton HM 12, Bermuda (the “Issuer”) and Adecco S.A., CH-1275 Chéserex, Switzerland (the “Guarantor”), on the first part, and Credit Suisse First Boston, Uetlibergstrasse 231, CH-8070 Zurich, Switzerland (“CSFB”), and Goldman, Sachs & Co. Bank, Münsterhof 4, CH-8001 Zurich, Switzerland (“Goldman Sachs”) (CSFB and Goldman Sachs together the “Joint Bookrunning Lead Managers”) and Société Générale, 17 Cours Valmy, 92987 Paris La Défense, Cedex, France (“SG”) and BNP Paribas, 10 Harewood Avenue, London NW1 6AA, U.K. (“BNP”) (SG and BNP together the “Co-Lead Managers”) on the second part, will be reproduced on the reverse side of the Permanent Global Certificate and of any definitive Bonds, if printed, in the English language. The Terms of the Bonds govern the rights and obligations of the Issuer, the Guarantor and of each Holder in relation to the Bonds and are as follows (defined terms used herein have the meaning ascribed to them in Condition 22):

1.	Denomination, Form, Printing and Delivery of the Bonds

a)	The aggregate principal amount of the Bonds of CHF 900,000,000 (nine hundred million Swiss francs) is divided into Bonds with denominations of CHF 5,000 (five thousand Swiss francs) (each, a “Bond”).

b)	The Bonds and all rights in connection therewith are initially documented solely in the form of a Permanent Global Certificate. Each Holder retains a quotal co-ownership interest (Miteigentumsanteil) in the Permanent Global Certificate to the extent of his claim against the Issuer. Except as provided in Condition 1 (d) below, no printing of definitive Bonds will occur; Holders do not have the right to request the printing and delivery of definitive Bonds.

c)	The Permanent Global Certificate remains in safekeeping with SIS, or any other collective safe custody organisation approved by the SWX, during the entire duration of the issue and until the complete Redemption or conversion of the Bonds or until it is exchanged for definitive Bonds in accordance with Condition 1 (d) below.

d)	Should the Principal Paying and Conversion Agent deem, in its reasonable discretion, the printing of definitive Bonds to be necessary or useful at any time prior to complete Redemption or conversion of the Bonds, or if the presentation of definitive Bonds is required by Swiss or foreign laws in connection with the enforcement of rights under the Bonds (e.g. in cases of bankruptcy, consolidation or reorganisation of the Issuer), the Principal Paying and Conversion Agent, on behalf of the Issuer, will provide for such printing without cost for the Holders. Should definitive Bonds be printed, the Principal Paying and Conversion Agent, on behalf of the Issuer, will then exchange the Permanent Global Certificate as soon as possible for definitive Bonds.

e)	Should definitive Bonds be printed, the Bonds shall be documented by definitive Bonds in bearer form in the principal amount of CHF 5,000 (five thousand Swiss francs) or multiples thereof.

f)	Until the time when (if at all) definitive Bonds have been issued, the expression “Bond(s)” shall refer to quotal co-ownership interests in the Permanent Global Certificate together with all rights thereby evidenced, and the expression “Holder” shall refer to any person entitled to such quotal co-ownership interests and rights, respectively. After such time the expression “Bonds” shall refer to definitive Bonds together with all rights thereby evidenced.

2.	Interest

Save as set out in Condition 5(h), the Bonds will not bear interest.

3.	Conversion

a)	Conversion Right, Conversion Period and Conversion Price

i)	Each Bond in the principal amount of CHF 5,000 (five thousand Swiss francs) will be convertible on any Business Day during the Conversion Period into Shares at the Conversion Ratio.

ii)	The Conversion Ratio will be determined by dividing CHF 5,000, the principal amount of one Bond, by the Conversion Price prevailing on the Conversion Date, such number of Shares to be calculated to five decimal places, provided that if more than one Bond is converted at any one time by the same Holder, the number of Shares to be delivered upon conversion will be determined by dividing the aggregate principal amount of the Bonds deposited by the same Holder at any one time by the Conversion Price prevailing at the Conversion Date, such number of Shares to be calculated to five decimal places.

iii)	Fractions of Shares will not be issued and delivered on conversion. Instead, cash payments in CHF based on the Closing Price on the Trading Day immediately preceding the relevant Conversion Date will be made in respect thereof (the “Cash Payment for Fractions”), except where any individual entitlement would be less than CHF 10.00.

iv)	Notwithstanding the provisions in paragraphs (i)-(iii) of this Condition 3(a), if the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption prior to 26 August 2013 on the date fixed for redemption thereof, the Conversion Right attaching to such Bond will continue to be exercisable up to the close of business (at the place where the Bond is deposited in connection with the exercise of the Conversion Right) on the date upon which the full amount of the monies payable in respect of such Bond has been duly received by the Principal Paying and Conversion Agent and notice of such receipt has been duly given to the Holders. If the final day for the exercise of Conversion Rights is not a Business Day at the place aforesaid, then the right to exercise Conversion Rights shall end on the immediately preceding Business Day in such place. Notwithstanding the provisions of Conditions 3(a)(i)-(iii) and 3(d)(i), any Bond which is deposited for conversion in accordance with Condition 3(d)(i) prior to such time shall be converted on the relevant Conversion Date notwithstanding that the notice referred to above may have been duly given before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

v)	A Conversion Right may not be exercised following the giving of a default notice by CSFB pursuant to Condition 9 nor in respect of a Bond where a Holder shall have exercised its right to redeem such Bond pursuant to Condition 5(d).

b)	Conversion upon Change of Control

If a Change of Control shall have occurred, the Guarantor shall forthwith give notice of that fact to the Holders (the “Change of Control Notice”). Following the giving of a Change of Control Notice, upon any exercise of Conversion Rights such that the relevant Conversion Date falls within 60 calendar days following a Change of Control, or, if later, 60 calendar days following the date on which the Change of Control Notice is given to Holders (such period, the “Change of Control Conversion Period”), the Conversion Price shall be as set out below, but in each case adjusted, if appropriate, under Condition 6; provided that, subject to Condition 6 which shall otherwise apply, this Condition 3(b) shall not apply in connection with any Change of Control

(i)	involving Cash Consideration to be paid to the holders of the Shares being acquired (or in the case of an issue of new Shares, the Guarantor or its successor) as part of the Change of Control representing less than 25 percent of the Total Consideration to be so paid; and/or

(ii)	becoming effective after 26 August 2010.

Any Change of Control Notice given shall, in addition to identifying the fact of a Change of Control, state the period during which Conversion Rights may be exercised at the adjusted Conversion

Price, the adjusted Conversion Price applicable and the Accreted Principal Amount on the date the notice is given,

The adjusted Conversion Price referred to above shall be the Conversion Price, determined as follows, applicable to the first day of the Change of Control Conversion Period:

Conversion Price = RP x (1 + (CP x (1 - c/t )) where:

RP =	CHF 57.771;

CP =	63.58 percent (expressed as a fraction);

c =	the number of days from and including first day of the Change of Control Conversion Period to but excluding 26 August 2010; and

t =	the number of days from and including 26 August 2003 to but excluding 26 August 2010.

c)	Conversion on Redemption

CSFB may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the fifth Business Day prior to, and ending at the close of business on the Business Day prior to, the date fixed for redemption from time to time of any of the Bonds (including any redemption under Condition 5(c) but excluding any redemption under Condition 5 (d)), elect (on behalf of the relevant Holders) by notice in writing to the Issuer to convert, as of the Conversion Date determined in accordance with the provisions of (B) in the last paragraph of Condition 3 (d)(i), the aggregate number of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised by Holders (“Unexercised Bonds”) into Shares at the Conversion Price on the applicable Conversion Date if all necessary consents (if any) have been obtained and CSFB is satisfied or is advised by a Common Expert that the net proceeds of an immediate sale of the Shares (together, where applicable, with any amounts representing fractional entitlements) arising from such conversion (disregarding any liability (other than a liability of CSFB) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by five percent or more the amount of the Accreted Principal Amount which would otherwise be payable in respect of such Unexercised Bonds.

Subject to applicable law, CSFB shall arrange for the sale on behalf of the holders of the Unexercised Bonds of the Shares issued and delivered on such conversion as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by CSFB of an amount which it determines to be payable in respect of its liability to taxation or any capital, stamp, issue or registration duties (if any) and any costs incurred by CSFB in connection with the transfer, delivery and sale thereof) the net proceeds of sale of such Shares shall be held by CSFB and distributed rateably to the holders of such Unexercised Bonds against due presentation in accordance with Condition 4 and shall be treated for all purposes as the full amount due by the Issuer and the Guarantor in respect of such Unexercised Bonds.

d)	Conversion Procedures

i)	Conversion Notices

To exercise the right to convert all or any Bonds pursuant to this Condition 3, a Holder must deposit at his own expense during the Conversion Period a duly completed notice of conversion (the “Conversion Notice”) in a form satisfactory to the Principal Paying and Conversion Agent together with the relevant definitive Bonds or, if no definitive Bonds have been printed, clearing instructions in a form satisfactory to the Principal Paying and Conversion Agent allowing for a transfer of the relevant Bonds through SIS to the Principal Paying and Conversion Agent at the Specified Office. A Conversion Notice, once duly completed and deposited as aforesaid, shall be irrevocable. Bonds duly presented and/or transferred for conversion shall be cancelled in their entirety by the Principal Paying and Conversion Agent and, upon delivery of the relevant Shares and the payment of the Cash Payment for Fractions, if any, shall be considered redeemed.

The right to convert one or more Bonds shall be exercised only in respect of the whole of the principal amount of a Bond.

A Conversion Notice shall be deemed to be presented on a Business Day if received before 4.00 p.m. CET on that Business Day at the Specified Office. Any Conversion Notice presented after 4.00 p.m. CET will be deemed to have been received on the following Business Day.

The conversion date in respect of a Bond (the “Conversion Date”) shall be (A) the date on which a Conversion Notice has been received or deemed to have been received in accordance with this Condition 3 (d) (i) or (B) in the case of a conversion pursuant to Condition 3(c), the date which would have been the Conversion Date had Conversion Rights been exercised by Holders of the relevant Unexercised Bonds (as defined in Condition 3(c)) on the last Business Day of the Conversion Period.

ii)	Delivery of Shares and Cash Payments for Fractions

The Shares to be delivered upon conversion of Bonds in accordance with this Condition 3 will be Shares to be issued from the conditional capital of the Guarantor that will have, upon delivery to the Holders, the same entitlements as the other outstanding Shares, except that the voting rights may not be exercised unless the person designated in the Conversion Notice as recipient of the Shares is registered as the holder of the Shares in the Guarantor’s share register.

The Issuer will (A) effect delivery of the Shares and (B) make Cash Payments for Fractions, if any, within twenty (20) Business Days after the Conversion Date, in each case through SIS or any other of the Relevant Exchange’s settlement organisations in accordance with directions given by the relevant Holder in the relevant Conversion Notice. At the time of such delivery of the Shares, the then valid share registration rules of Guarantor will apply; the Issuer does not offer any assurance or guarantee that the exercising Holder will be accepted as a shareholder with voting rights in the share register of the Guarantor.

iii)	Taxes and other Costs

Any Swiss Federal Stamp Duty, if due, as well as the fee of the Relevant Exchange, if any, payable upon the delivery in Switzerland of the Shares to the Holder upon the conversion of Bonds will be paid or reimbursed by the Issuer. The Issuer will, however, not pay (A) any tax payable in connection with any subsequent sale or transfer of Shares by the Holder thereof or (B) any tax or other cost payable in connection with the sale, transfer or delivery of Share(s) in or to a country other than Switzerland.

4.	Payments

The amounts required for the payment of the Accreted Principal Amount and any other payments in cash to be made under these Terms of the Bonds on the Bonds will be made available in good time in freely disposable CHF, which will be placed at the free disposal of the Principal Paying and Conversion Agent in Switzerland, irrespective of any future transfer restrictions and notwithstanding any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments. If the due date for any payment by the Issuer does not fall on a Business Day, the Issuer undertakes to effect payment for value the Business Day immediately following such due date and Holders will not be entitled to any additional sum in relation thereto.

Upon receipt of the funds in Switzerland and under the same conditions as received, the Principal Paying and Conversion Agent will arrange for payment to the Holders.

The Issuer undertakes that payments shall be made in freely disposable CHF without collection cost to the Holders, and, unless otherwise provided for by applicable law, without any restrictions and whatever the circumstances may be, irrespective of nationality, residence or domicile of the Holders and without requiring any affidavit or the fulfilment of any other formality, at the counters of the Agents in Switzerland.

The receipt by the Principal Paying and Conversion Agent of funds in CHF in Switzerland from the Issuer shall release the Issuer from its obligations under the Bonds to the extent of amounts received by the Principal Paying and Conversion Agent.

In the event, however, that it is impossible for the Issuer to make a payment as set forth above without violating laws or mandatory regulations, then the Issuer will inform the Principal Paying and Conversion Agent of this fact at least fifteen (15) Business Days prior to the due date for making any payment. The Issuer will then:

a)	at the option of the Principal Paying and Conversion Agent and as the Principal Paying and Conversion Agent shall specify to the Issuer not less than ten (10) Business Days prior to the relevant due date, make payment either (i) in CHF at such place as the Principal Paying and Conversion Agent shall have specified, or (ii) in a Currency at such place as the Principal Paying and Conversion Agent shall have specified, in either case in such manner as shall not involve violation of any law or mandatory regulation; or

b)	if the Principal Paying and Conversion Agent shall fail to exercise its option under paragraph (a) or if none of the alternatives under paragraph (a) are available without violation of any law or mandatory regulation, make payment in any Currency to the Principal Paying and Conversion Agent or any of its affiliates for the benefit of the Holders.

The amount of any payment in the respective Currency pursuant to paragraphs (a) and (b) shall be determined by converting the amount of the payment due in CHF into such Currency at the rate of exchange for wholesale purchases of the respective Currency with CHF in effect at the close of business in Zurich on the Business Day immediately prior to the payment date as determined by the Principal Paying and Conversion Agent. The receipt by the Principal Paying and Conversion Agent of such funds shall release the Issuer from its obligations under the Bonds to the extent of amounts received by the Principal Paying and Conversion Agent.

If printed, definitive Bonds presented for Redemption and conversion must be delivered and surrendered for payment.

5.	Redemption and Purchase

a)	Repayment at Maturity Date

Unless previously converted, redeemed, or purchased and cancelled as provided below, the Issuer undertakes to repay the Bonds on the Maturity Date, without further notice, at the Accreted Principal Amount (such repayment of any Bond on the Maturity Date, as well as any early redemption in accordance with this Condition 5 or early repayment in accordance with Condition 9, in these Terms of the Bonds being referred to as “Redemption”).

b)	Early Redemption at the Option of the Issuer

Subject to a period of not less than thirty (30) nor more than sixty (60) days’ prior notice to the Principal Paying and Conversion Agent, the Issuer may redeem the Bonds:

(i)	at any time on or after 26 August 2010 and prior to the Maturity Date, in whole but not in part only, at the Accreted Principal Amount; or

(ii)	at any time after the Payment Date and prior to the Maturity Date, in whole but not in part only, at the Accreted Principal Amount if 85 percent or more in aggregate of the principal amount of the Bonds have been redeemed, converted or purchased and cancelled at the time of the notice. The Principal Paying and Conversion Agent shall inform the Holders of any such notice in accordance with Condition 12.

c)	Early Redemption at the Option of the Issuer for Tax Reasons

Subject as provided in the next paragraph, the Bonds may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) in accordance with Condition 5(g) and Condition 12 (which notice shall be irrevocable), at their Accreted Principal Amount on the date of redemption (the “Tax Redemption Date”) if (A) the Issuer or the Guarantor satisfies CSFB immediately prior to the giving of the Tax Redemption Notice that it has or will become obliged to pay additional amounts as provided or referred to in Condition 7, in each case as a result of any change in, or amendment to, the laws or regulations of Bermuda and/or Switzerland (in the case of a payment by the Issuer) or Switzerland (in the case of a payment by the Guarantor) or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 26 August 2003 and (B) such obligation cannot be avoided by the Issuer or the Guarantor, as the case may be, taking reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor, as the case may be, would be obliged to pay such additional amounts were a payment in respect of the Bonds (or, as the case may be, the Guarantee) then due. Prior to the publication of any Tax Redemption Notice pursuant to this paragraph, the Issuer or the Guarantor, as the case may be, shall deliver to CSFB a certificate signed by two authorised signatories of the Issuer or the Guarantor, as the case may be, stating that the obligation referred to in (A) above cannot be avoided by the Issuer or the Guarantor, as the case may be, taking reasonable measures available to it and CSFB shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the conditions precedent set out in (A) above in which event it shall be conclusive and binding on the Holders.

If the Issuer gives a Tax Redemption Notice, each Holder will have the right to elect that his Bond(s) shall not be redeemed in which case the obligation of the Issuer and the Guarantor to pay additional amounts in accordance with Condition 7 shall not apply in respect of any payment of the Accreted Principal Amount or other amount to be made in respect of such Bond(s) which falls due after the Tax Redemption Date and payment of all amounts after the Tax Redemption Date by the Issuer and the Guarantor shall be made subject to the deduction or withholding of the relevant Bermuda or Swiss tax required to be withheld or deducted. To exercise his rights under this paragraph, the relevant Holder must deposit for all or any of the Bonds held by such Holder at his own expense a duly completed and signed notice of exercise in a form satisfactory to the Principal Paying and Conversion Agent at the Specified Office on or before the day falling 20 days prior to the Tax Redemption Date. All Bonds in respect of which no notice of exercise will have been deposited will be redeemed in accordance with the preceding paragraph of this Condition 5(c).

d)	Early Redemption at the Option of Holders

Each Holder may require the Issuer to redeem all or any of the Bonds held by such Holder at their Accreted Principal Amount on 26 August 2010 (the “Put Date”).

To exercise such right the Holder must deposit at his own expense a duly completed and signed notice (a “Put Notice”) in a form satisfactory to the Principal Paying and Conversion Agent at the Specified Office, no sooner than 60 days, but no later than 30 days prior to 26 August 2010, accompanied by evidence satisfactory to the Principal Paying and Conversion Agent concerned that all of the Bonds stated in the Put Notice will, following the delivery of the Put Notice, be held to its order or under its control. Such notice shall be irrevocable except in the event that such Bond becomes immediately due and repayable before the Put Date.

e)	Purchases

The Issuer and the Guarantor and any of their respective Subsidiaries may at any time purchase Bonds at any price, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including applicable stock exchange regulations. Such Bonds may be held, resold or, at the option of the Issuer, surrendered to the Principal Paying and Conversion Agent for cancellation in accordance with Condition 5(f) below.

If purchases are made by public tender, such tender must be available to all Holders alike. The Bonds so purchased, while held by or on behalf of the Issuer, Guarantor or any of their respective Subsidiaries, shall not entitle their Holder to vote at any meetings of the Holders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Holders pursuant to Condition 18.

f)	Cancellation

All Bonds which are converted, redeemed, or surrendered, shall forthwith be cancelled. All Bonds so cancelled shall be forwarded to the Specified Office and cannot be reissued or resold.

g)	Notice

Where the provisions of this Condition 5 provide for the giving of notice by the Issuer to the Principal Paying and Conversion Agent, such notice shall be deemed to be validly given if made in writing with all required information to the Principal Paying and Conversion Agent within the prescribed time limit. Such notices shall be announced to the Holders as soon as practicable pursuant to Condition 12. Such notices shall be irrevocable.

h)	Accreted Principal Amount

In these Conditions, the “Accreted Principal Amount” in respect of each CHF 5,000 principal amount of Bonds means (i) in the case of a redemption on the Maturity Date, CHF 5,802.70, being 116.05 percent of such principal amount and (ii) in any other case the amount which represents for the holder thereof on the relevant date for determination of the Accreted Principal Amount (the “Determination Date”) a gross yield to maturity identical to that applicable in the case of redemption on the Maturity Date, being 1.50 percent per annum (calculated on an annual basis) and shall be calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided, that if the Determination Date is one of the dates set out below, the Accreted Principal Amount shall be as set out in the table below in respect of such date):

Accreted Principal Amount = Previous Accreted Principal Amount x (1 + r)d/p)

where:

Previous Accreted Principal Amount =	The Accreted Principal Amount on the date immediately preceding the Determination Date as set out below (or, if the Determination Date is prior to the first such date, CHF 5,000.00)

Date	Accreted Principal Amount
(CHF)
26 August 2004	5,075.00
26 August 2005	5,151.13
26 August 2006	5,228.39
26 August 2007	5,306.82
26 August 2008	5,386.42
26 August 2009	5,467.22
26 August 2010	5,549.22
26 August 2011	5,632.46
26 August 2012	5,716.95
26 August 2013	5,802.70

r	= 1.50 percent expressed as a fraction;

d	= the number of days (on a 30E/360 basis) from but excluding the immediately preceding date

(or, if the Determination Date is on or before the first date, the Payment Date) to and including the Determination Date; and

p	= the number of days (on a 30E/360 basis) from but excluding the immediately preceding date

(or, if the Determination Date is on or before the first date, the Payment Date) to and including the next following date.

If the Accreted Principal Amount payable in respect of any Bond upon its redemption pursuant to Condition 5 or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Accreted Principal Amount due and repayable in respect of such Bond shall be the Accreted Principal Amount of such Bond as described above, except that such Conditions shall have effect as though the reference therein to the date fixed for redemption or, as the case may be, the date on which the Bond becomes due and repayable, had been replaced by a reference to the Relevant Date (as defined below). The calculation of the Accreted Principal Amount in accordance with this Condition 5(h) will continue to be made (as well after as before judgment) until the date on which any Additional Amounts shall become payable pursuant to Condition 7 (the “Relevant

Date”), unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be CHF 5,802.70 together with interest thereon at the rate of 1.50 percent per annum from and including the Maturity Date to but excluding the Relevant Date.

6.	Adjustments to the Conversion Price

a)	Events leading to Adjustments to the Conversion Price

i)	Increase of capital by means of capitalisation of reserves, profits or premiums by distribution of Shares, or division or consolidation of Shares:

In the event of a change in the Guarantor’s share capital as a result of capitalisation of reserves, profits or premiums, by means of the distribution of Shares, and in the event of division or consolidation of Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such change by the result of the following formula:

NOld / NNew

where:

NOld is the number of Shares existing before the change in share capital; and

NNew is the number of Shares existing after the change in share capital;

provided, however, that no such adjustment shall be made if Shares are issued in lieu of the whole or any part of a cash dividend, or another Cash Distribution made in lieu of a dividend, which the shareholders concerned would or could otherwise have received.

Such adjustment shall become effective on the date on which such Shares are distributed or, in the event of division or consolidation of Shares, on the first day the Shares are traded on the new basis on the Relevant Exchange.

ii)	Issues of Shares or Other Securities by way of conferring subscription or purchase rights:

If (a) the Guarantor grants to holders of Shares any rights or options, warrants or other rights to subscribe for or acquire Shares, Other Securities or securities convertible or exchangeable into Shares or Other Securities or (b) any third party with the agreement of the Guarantor issues to holders of Shares any rights, options or warrants to purchase any Shares, Other Securities or securities convertible or exchangeable into Shares or Other Securities (the rights referred to in (a) and (b) collectively and individually being the “Purchase Rights”), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the result of the following formula:

(Pcum - R) / Pcum

where:

Pcum	is the Closing Price of one Share on whichever is the later of (x) the last Trading Day preceding the date on which the Shares are first traded ex-Purchase Rights on the Relevant Exchange or (y) the Trading Day when the price for the Purchase Right is announced, or, if the day the subscription or purchase price is announced is not a Trading Day, the next following Trading Day; and

R	is the value of the Purchase Right relating to one Share or Other Security, such value to be calculated as follows:

(A)	in the event the Purchase Rights relate to Shares or Other Securities or to securities convertible or exchangeable into Shares or Other Securities and where such Purchase Rights are traded on a regulated stock exchange in Switzerland, the European Union, the United States of America, Canada or Japan:

> R= Nrights x Prights

where:

Nrights is the number of Purchase Rights granted per Share; and

Prights is the average of the last paid prices   on the   Relevant Exchange   (or, if  no  dealing   is

recorded, the arithmetic mean of the bid and offered prices) on a spot basis of the Purchase Rights during the time Purchase Rights are traded, but not longer than the first ten (10) Trading Days.

(B)	in all other cases R will be determined by a Common Expert.

Such adjustment shall become effective (i) in the case of Condition 6 (a) (ii) (A), five (5) Trading Days after (x) the end of the period during which the Purchase Rights are traded or (y) the tenth (10th) day of the subscription or purchase period, whichever is sooner, and (ii) in the case of Condition 6 (a) (ii) (B), on the date determined by the Common Expert.

iii)	Spin-offs and Capital Distributions other than Cash Distributions:

If, in respect of a spin-off or a capital distribution, other than extraordinary dividends as referred to in Condition 6 (a) (iv) below, the Guarantor shall issue or distribute to holders of its Shares any assets, evidence of indebtedness of the Guarantor, shares, put options or other rights (other than as referred to in Condition 6 (a) (ii) above) (the “Distribution”), the Conversion Price shall be adjusted as follows:

(A)	in case (x) the Distribution consists of securities that are traded on a regulated stock exchange or (y) has otherwise a value which is determinable by reference to a stock exchange quotation or otherwise, by multiplying the Conversion Price in force immediately prior to such issue or distribution by the result of the following formula:

(Pcum - D) / Pcum

where

Pcum	is the Closing Price of one Share on the last Trading Day preceding the date on which the Shares are first traded ex-Distribution on the Relevant Exchange following the relevant Distribution; and

D	is the value of the Distribution (in CHF) on the Trading Day immediately following the date in respect of which Pcum has been determined, as determined by the Principal Paying and Conversion Agent based, in principle, on the closing price on the Relevant Exchange in case of (iii)(A)(x) or by a Common Expert in case of (iii)(A)(y);

(B)	in all other cases by multiplying the Conversion Price in force immediately prior to such issue or distribution by the result of the following formula:

Pafter / Pbefore

where:

Pafter	is the current market price per Share after the date of such Distribution (the “Distribution Date”); and

Pbefore	is the current market price for a Share before the Distribution Date;

whereby for purposes of this provision the current market price per Share shall be deemed to be the average of the Closing Prices, (x) in the case of Pbefore, on the five (5) consecutive Trading Days before the Distribution Date, and (y) in the case of Pafter, on the five (5) consecutive Trading Days after the Distribution Date, as determined by the Principal Paying and Conversion Agent. When calculating the average of the Closing Prices the gross dividend amount, if any, of any dividend paid during either of the above mentioned periods of five (5) days, shall be added back to the Closing Prices on each of the days on which the Shares are traded ex-dividend.

Such adjustment shall become effective, in the case of (A), on the date on which the Distribution is made and, in the case of (B), five (5) Trading Days after the Distribution Date.

iv)	Extraordinary Dividends:

If the sum of all distributions per Share by the Guarantor to holders of its Shares made in cash and charged or provided for in the accounts of the Guarantor (the “Cash Distributions”) (including any dividend payments or repayment in part of the nominal amount of the Shares, but not including any distributions for which an adjustment is otherwise made according to Condition 6 (a) and 6 (d) or excluded in accordance with Condition 6(c)) paid in any financial year exceeds five (5) percent of the Average Closing Price (as defined herein after), then the Conversion Price shall be adjusted by multiplying the Conversion Price by the following fraction:

( Pcum – D ) / Pcum

where:

Pcum	is the average of the Closing Prices over the last 12 months up to, but not including, the Trading Day on which a Cash Distribution is so made by the Guarantor, as determined by the Principal Paying and Conversion Agent (the “Average Closing Price”); and

D	is the amount, by which the Cash Distributions exceed three (3) percent of the Average Closing Price;

provided that such adjustment shall only be made if and when:

—	the sum of Cash Distributions in any financial year for the first time exceeds five (5) percent of the Average Closing Price of the Shares immediately preceding the date on which the last of such distributions is made; or

—	further Cash Distributions are made within the same financial year subsequent to the first adjustment, taking into account any previous such adjustments for that financial year.

Such adjustment shall become effective on the Trading Day on which the Shares are first traded ex-Cash Distributions.

v)	Consolidation or Merger:

In the event of:

(A)	any consolidation of the Guarantor with, or merger of the Guarantor into, any other company or the acquisition of the legal or beneficial ownership of all or substantially all of the assets owned by the Guarantor, either directly or indirectly, by one or more persons other than any such consolidation, merger or acquisition which falls within the definition of Change of Control, or

(B)	any consolidation of the Guarantor with, or merger of the Guarantor into, any other company or the acquisition of the legal or beneficial ownership of all or substantially all of the assets owned by the Guarantor, either directly or indirectly, by one or more persons which falls within the definition of Change of Control then with respect to the Bonds that remain outstanding following the lapse of the sixty (60) day period referred to in Condition 3 (b), the Issuer and the Guarantor shall (as far as legally possible) use all reasonable efforts to ensure that each Bond shall be convertible into shares (or other equity securities, including depositary receipts issued for the same) and any other consideration (including cash) issued or delivered to the holders of the number of Shares into which such Bond could have been converted upon exercise of such Holder’s Conversion Rights immediately prior to one of the aforementioned events (subject to subsequent adjustments provided in this Condition 6(a). The Conversion Price will not be subject to adjustments for such event other than as provided in this Condition 6(a)(v).

b)	Calculation of Adjustments

i)

Each adjustment to be made pursuant to Condition 6 (a) shall be calculated by the Principal Paying and Conversion Agent and shall (in the absence of manifest error) be binding on all parties concerned. The Principal Paying and Conversion Agent shall for the purpose of the foregoing provisions only be liable for making, or not making, adjustments or taking, or not taking, any other measures in connection with these Bonds, if and to the extent that it fails to act with due care according to established market practice. The Principal Paying and Conversion Agent may engage the advice or services of any Common Expert whose advice or services it may consider necessary and rely upon any advice so obtained, and the Principal Paying and Conversion Agent shall incur no liability as against the Issuer, the Guarantor or the Holders in respect of any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice and in exercising due care according to established market practice.

ii)	If in case of any adjustment the resulting Conversion Price is not an integral multiple of CHF 0.01 (one hundredth of a Swiss Franc), it shall be rounded to the nearest whole or multiple of CHF 0.01 (one hundredth of a Swiss Franc).

iii)	The Issuer will procure that a notice is published in the manner described in Condition 12

(A)	on the earlier of (x) not less than twenty (20) days prior to the date of the shareholders’ meeting at which any relevant resolution is to be submitted to the shareholders of the Guarantor for approval in respect of, any issue, grant or distribution as described in sub-paragraphs (a) (i), (ii) or (iii) of this Condition 6, or (y) on the same date as holders of Shares are or have to be informed of any other event which would give rise to an adjustment to the Conversion Price as described above, or (z) on the same date as holders of Shares are or have to be informed of occurrences of any other matter affecting the rights attaching to the Shares as described; and

(B)	as soon as practicable after either the date on which any adjustment to the Conversion Price becomes effective or, if no adjustment is required, the date on which it is possible to determine that such is the case.

Any notice given pursuant to sub-paragraph (A) above shall give particulars of the relevant issue, grant, distribution or other such event (but only to the extent that such particulars are publicly available) and specify the date for participation therein and the adjusted Conversion Price (if then determinable).

Any notice given pursuant to sub-paragraph (B) shall give particulars of the relevant adjustment, if any.

c)	Events not Giving Rise to Adjustments

No adjustment to the Conversion Price will be made:

i)	as a result of any issue or distribution of Shares or Other Securities if the pre-emptive right (Bezugsrecht) in respect thereof under the Swiss Federal Code of Obligations has been validly excluded by resolution of the general meeting of shareholders or by the board of directors of the Guarantor unless a pre-emptive right in respect thereof is granted indirectly to the shareholders by a third party with the agreement of the Guarantor; or

ii)	as a result of any public issue of bonds convertible or exchangeable into Shares or bonds with options to subscribe for Shares, such issue being in connection with a conditional increase of the share capital of the Guarantor, irrespective of whether in respect of such issue the advance subscription rights to acquire such bonds (Vorwegzeichnungsrecht) have been excluded or not, unless advance subscription rights have been granted and are traded on the Relevant Exchange or on the SWX; or

iii)	save as provided for in Condition 6 (a) (iv), as a result of the payment of dividends, or a reduction of the nominal amount of the shares of the Guarantor in lieu of a dividend payment; or

iv)	if the Guarantor sells any share, right, warrant or other security representing the same (an “Interest”) in any of its subsidiaries to holders of Shares at fair value, and for this purpose:

(A)	where such Interest is listed on, traded on, or dealt in on any stock exchange, the fair value of such Interest shall be at least 95 percent of the average of the last paid prices therefore on such stock exchange (or, if more than one, the principal such stock exchange) on each of the ten (10) Trading Days commencing on the twentieth (20th) Trading Day before the day on which the Guarantor officially announces the terms and conditions for such sale, as determined by the Principal Paying and Conversion Agent;

(B)	where such Interest is not so listed, traded or dealt in, the fair value of such Interest shall be at least 95 percent of the intrinsic value thereof. The Issuer shall, at its own expense, instruct a Common Expert to determine as soon as practicable the intrinsic value of such Interest; or

v)	if Shares or Other Securities (including pre-emptive rights, options or warrants in relation to Shares or Other Securities) are issued, offered or granted to, or for the benefit of, directors or employees, or former directors or employees, of the Guarantor or any of its subsidiaries or any associated company or to trustees to be held for the benefit of any such person in any such case pursuant to any employee share or option scheme; or

vi)	if an increase in the Conversion Price would result from such adjustment, except in case of an exchange of the Shares for Other Securities or a consolidation of Shares; or

vii)	if the Conversion Price would fall below the nominal value of a Share. In this case, the Conversion Price will be adjusted to the nominal value of a Share and any remaining reduction of the Conversion Price resulting from such adjustment or from any further adjustment will be carried forward and only be applied if and to the extent the nominal value of a Share will be reduced.

d)	Other Events

If the Issuer or the Guarantor determines, after consultation with the Principal Paying and Conversion Agent, or the Principal Paying and Conversion Agent determines after consultation with the Issuer and the Guarantor, that notwithstanding Condition 6 (a) and Condition 6 (c) an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Condition 6 (a) or circumstances including circumstances listed in Condition 6 (c) have arisen which have an adverse effect on the right to convert Bonds and no adjustment to the Conversion Price under Condition 6 (a) would otherwise arise or is excluded according to Condition 6 (c), the Principal Paying and Conversion Agent shall engage the advice or services of a Common Expert to determine as soon as practicable what adjustment, if any, to the Conversion Price or amendment, if any, to the terms of this Condition 6 is fair and reasonable to take account thereof and the date on which such adjustment should take effect. The decision of the Common Expert shall be binding as set forth in Condition 22. The Principal Paying and Conversion Agent shall have no responsibility to make any enquiries as to whether or not any event has occurred which might require an adjustment to the Conversion Price or amendment, if any, to the terms of Condition 6.

7.	Payment of Additional Amounts, Taxation

All payments in respect of the Bonds by or on behalf of the Issuer, as the case may be, to the Principal Paying and Conversion Agent pursuant to these Terms of the Bonds shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Bermuda or Switzerland, as the case may be, or any political sub-division thereof or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In the event that any payments by or on behalf of the Issuer to the Principal Paying and Conversion Agent shall be made subject to withholding, deduction or payment for any such relevant taxes, duties, assessments or governmental charges so required by law, such additional amounts (the “Additional Amounts”) shall be payable by the Issuer as may be necessary in order that the net amounts received by the Principal Paying and Conversion Agent on behalf of a Holder after such withholding, deduction or payment shall equal the respective amounts which would otherwise have been received by the Principal Paying and Conversion Agent in respect of the relevant Bonds in the absence of such withholding, deduction or payment. However, no such Additional Amounts shall be payable by the Issuer on account of any taxes, duties or governmental charges which:

a)	are payable otherwise than by deduction or withholding from payments under these Terms of the Bonds; or

b)	are payable by reason of a Holder having, or having had, some personal or business connection with Bermuda or Switzerland and not merely by reason of the holding of the Bonds; or

c)	are payable by reason of a change in law that becomes effective more than thirty (30) days after the relevant payment becomes due, or is duly provided for and notice thereof is published in accordance with Condition 12, whichever occurs later.

8.	Status and Negative Pledge

a)	The Bonds constitute direct, unconditional, and (subject to Condition 8(b)), unsecured obligations of the Issuer and (subject as aforesaid) rank and will rank pari passu among themselves and with all other unsecured and unsubordinated obligations of the Issuer, except for such preferences as are provided for by any mandatorily applicable provision of law.

b)	So long as any Bond remains outstanding, neither the Issuer nor the Guarantor will, and the Guarantor will procure that no Material Subsidiary of the Guarantor will, create or have outstanding any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, property, assets or revenues present or future (including any uncalled capital), to secure any Relevant Debt of itself or another (or to secure any guarantee or indemnity in respect of any Relevant Debt of itself or another) unless, at the same time or prior thereto, the Issuer’s or, as the case may be, the Guarantor’s obligations under the Bonds (in the case of the Issuer) or the Guarantee (in the case of the Guarantor) (i) are secured equally and rateably therewith by such encumbrance or security interest to the satisfaction of CSFB, or (ii) have the benefit of such other security, guarantee, indemnity or other arrangement as CSFB in its absolute discretion shall deem to be not materially less beneficial to the Holders or as shall be approved by an Extraordinary Resolution (as defined in Condition 18) of the Holders.

For the purposes of this Condition, “Relevant Debt” means any present or future indebtedness in the form of, or represented or evidenced by, notes, bonds, debentures or other securities which in connection with their initial distribution are or are intended to be quoted, listed or traded on any stock exchange, over-the-counter or other securities market.

9.	Events of Default

CSFB has the right but not the obligation, on behalf of the Holders, to declare all Bonds to be repayable as specified in this Condition 9, at the Accreted Principal Amount but only in case of the occurrence and continuation of any of the following events (each event an “Event of Default”):

a)	there is a failure by the Issuer and the Guarantor to pay the Accreted Principal Amount on any of the Bonds when due and such failure continues for a period of 15 days; or

b)	a default is made by the Issuer or the Guarantor in the performance or observance of any covenant, condition or provision contained in the Terms of the Bonds and on its part to be performed or observed (other than the covenant to pay the Accreted Principal Amount in respect of any of the Bonds) and (except where CSFB certifies in writing that, in its opinion, such default is not capable of remedy, when no such notice or continuation as is mentioned below shall be required) such default continues for the period of 30 days next following the service by CSFB on the Issuer or the Guarantor, as the case may be, of notice requiring such default to be remedied; or

c)	any other present or future indebtedness of the Issuer or the Guarantor or of any other Material Subsidiary of the Guarantor for or in respect of monies borrowed or raised is not paid when due or, as the case may be, within any applicable grace period, or becomes due and payable prior to its stated maturity as a result of an event of default (howsoever described), or any security in respect of any such indebtedness becomes enforceable or any guarantee of, or indemnity in respect of, any such indebtedness given by the Issuer or the Guarantor or any other Subsidiary of the Guarantor is not honoured when due and called upon or, as the case may be, within any applicable grace period, provided that no such event shall be taken into account for the purposes of this paragraph (c) unless the relative indebtedness, either alone or when aggregated with other indebtedness relative to all, if any, other such events which shall have occurred and are continuing shall at any time have an outstanding nominal value of at least Euro 20,000,000 or its equivalent in any other currency or currencies or, if greater, an amount equal to two percent of the consolidated shareholders’ equity of the Guarantor as set out in the most recently published audited consolidated annual accounts of the Guarantor; or

d)	the Issuer, the Guarantor or any Material Subsidiary of the Guarantor is (or is deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends payment of all or a material part of its debts, proposes or makes a stay of execution, a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, the Guarantor or any Material Subsidiary of the Guarantor; or

f)	the Issuer, the Guarantor or a Material Subsidiary thereof alters its legal or commercial structure through bankruptcy, liquidation, disposal of a substantial part of its assets, change in the objects of the company and/or commercial activities or merger, in so far as the relevant action has or may have a material adverse effect on the capacity of the Issuer to meet its obligations in connection with the Bonds now or in the future, unless in the sole opinion of CSFB the situation of the Holders as a consequence of the securities created or other steps taken by the Issuer and/or the Guarantor, as the case may be, include adequate protection of the Bondholders; or

g)	a dissolution or merger involving the Issuer or the Guarantor as a result of which the Issuer or the Guarantor is not the surviving company, unless the successor company assumes all the Issuer’s or the Guarantor’s liabilities; or

h)	the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect.

The Issuer has undertaken to inform CSFB without delay that any event mentioned under paragraphs (a) through (h) has occurred and to provide CSFB with the necessary documents. The Issuer accepts responsibility for the information contained in those documents.

If an Event of Default occurs, CSFB has the right but not the obligation to serve a written notice of default upon the Issuer, such notice having the effect that the Bonds shall become immediately due and repayable at the Accreted Principal Amount on the day the default notice is given.

10.	Substitution of the Issuer

The Issuer may, without the consent of the Holders, at any time be substituted in respect of all rights and obligations arising under or in connection with the Bonds by any non-Swiss Subsidiary directly or indirectly held by the Issuer or Guarantor (the “New Issuer”), provided that

a)	the New Issuer is in the opinion of CSFB in a position to fulfil all payment obligations arising from or in connection with the Bonds in freely convertible CHF without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds to the Principal Paying and Conversion Agent and the interests of the Holders are adequately protected in the opinion of the Principal Paying and Conversion Agent;

b)	the New Issuer shall not be deemed resident in Switzerland for tax purposes; and

c)	the Guarantor has issued an irrevocable and unconditional Guarantee as per article 111 of the Swiss Federal Code of Obligations in respect of the obligations of the New Issuer under the Bonds and in form and content satisfactory to CSFB.

A notice of any such substitution shall be given to the Holders in accordance with Condition 12.

In the event of such substitution, any reference in the Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to Bermuda (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes, as the case requires.

11.	Guarantee

i)	As security for the Bonds, the Guarantor has issued the following unconditional and irrevocable Guarantee:

Quote

GUARANTEE

(in the meaning of Article 111 of the Swiss Federal Code of Obligations, hereinafter called the “Guarantee”)

1.	Being informed that Adecco Financial Services (Bermuda) Ltd., 129 Front Street, 5th floor, Hamilton HM 12, Bermuda (hereinafter called the “Issuer”), issued and sold Zero Coupon Convertible Bonds (hereinafter called the “Bonds”) in the aggregate principal amount of CHF 900,000,000 (nine hundred million Swiss francs) due 26 August 2013, Adecco S.A., CH-1275 Chéserex, Switzerland (hereinafter called the “Guarantor”), herewith irrevocably and unconditionally guarantees to the holders of the Bonds (hereinafter called the “Holders”) in accordance with Article 111 of the Swiss Federal Code of Obligations, irrespective of the validity of the Bonds, the Bond Purchase Agreement and the Paying and Conversion Agency Agreement (hereinafter called the “Agreements”) and waiving all rights of objection and defense arising from the Bonds and the Agreements, the due payment of the amounts payable by the Issuer under and pursuant to the Terms of the Bonds or, upon conversion of the Bonds pursuant to the Terms of the Bonds, the due delivery of the Shares and/or any cash payment for Fractions (“Shares” and “Fractions” as defined in the Terms of the Bonds). Accordingly, the Guarantor agrees to pay or deliver to Credit Suisse First Boston, Uetlibergstrasse 231, CH-8045 Zurich, Switzerland (hereinafter called “CSFB”), on behalf of the Holders, within 7 days after the receipt by the Guarantor of CSFB’s first written demand for payment and CSFB’s confirmation in writing that an amount has become due and payable under the Bonds which is equivalent to the amount claimed under the Guarantee and has remained unpaid on the due date, or that as a result of the conversion of the Bonds Shares were required to be delivered but were not delivered on the due date for such delivery, any amount due and payable and/or any number of Shares to be delivered by the Issuer under and pursuant to the Terms of the Bonds. Demands for payment may be made by CSFB for sums due under the Bonds with respect to any Additional Amounts (as defined in the Terms of the Bonds) payable pursuant to the Terms of the Bonds. The same applies by analogy to demands for delivery of Shares.

2.	It is understood and agreed that payments under the Guarantee can only be claimed by CSFB and not by any Holder.

3.	All payments in respect of the Bonds by the Guarantor under this Guarantee to the Principal Paying and Conversion Agent shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Switzerland, as the case may be, or any political sub-division thereof or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In the event that any payments by or on behalf of the Guarantor shall be made subject to withholding or deduction for any such relevant taxes, duties, assessments or governmental charges so required by law, such additional amounts (“Additional Amounts”) shall be payable by the Guarantor as may be necessary in order that the net amounts received by a Holder after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable by such Holder in respect of the relevant Bonds in the absence of such withholding or deduction. However, no such Additional Amounts shall be payable on account of any taxes, duties or governmental charges which:

(a)	are payable otherwise than by deduction or withholding from payments under this Guarantee; or

(b)	are payable by reason of the Holder of a Bonds having, or having had, some personal or business connection with Bermuda or Switzerland and not merely by reason of the holding of the Bonds; or

(c)	are payable by reason of a change in law that becomes effective more than thirty (30) days after the relevant payment becomes due, or is duly provided for and notice thereof is published in accordance with Condition 12 of the Terms of the Bonds, whichever occurs later.

4.	The Guarantee constitutes a direct, unconditional, unsecured and unsubordinated obligation of the Guarantor and ranks and will rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor except for such preferences as are provided by any mandatory applicable provision of law.

5.	So long as any Bond remains outstanding, neither the Issuer nor the Guarantor will, and the Guarantor will procure that no Material Subsidiary (as defined below) of the Guarantor will, create or have outstanding any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, property, assets or revenues present or future (including any uncalled capital), to secure any Relevant Debt of itself or another (or to secure any guarantee or indemnity in respect of any Relevant Debt of itself or another) unless, at the same time or prior thereto, the Issuer’s or, as the case may be, the Guarantor’s obligations under the Bonds (in the case of the Issuer) or the Guarantee (in the case of the Guarantor) or (i) are secured equally and rateably therewith by such encumbrance or security interest to the satisfaction of CSFB, or (ii) have the benefit of such other security, guarantee, indemnity or other arrangement as CSFB in its absolute discretion shall deem to be not materially less beneficial to the Holders or as shall be approved by an Extraordinary Resolution (as defined in Condition 18 of the Terms of the Bonds) of the Holders.

For the purposes of this Guarantee, “Relevant Debt” means any present or future indebtedness in the form of, or represented or evidenced by, notes, bonds, debentures or other securities which in connection with their initial distribution are or are intended to be quoted, listed or traded on any stock exchange, over-the-counter or other securities market.

For the Purposes of this Guarantee “Material Subsidiary” means any operating Subsidiary of the Guarantor whose net revenues, at any time, represent five (5) percent or more of the consolidated net revenues of the Guarantor and its consolidated Subsidiaries at any time, and for this purpose:

(a)	the net revenues of any such Subsidiary shall be ascertained by reference to:

(i)	the financial statements of such Subsidiary at the date to which the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries have been prepared;

(ii)	if such body corporate becomes a Subsidiary of the Guarantor after that date, the latest financial statements of such Subsidiary adjusted to take into account subsequent acquisitions and disposals or other changes in circumstances;

(b)	the consolidated net revenues of the Guarantor shall be ascertained by reference to the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries; and

(c)	once a body corporate has become a Material Subsidiary, it shall be considered one until it has been demonstrated to the reasonable satisfaction of CSFB that it has ceased to be a Material Subsidiary, a written report from the Guarantor’s auditors to this effect being sufficient for this purpose.

“Subsidiary” of the Issuer or of Guarantor means a company the financial statements of which are, in accordance with applicable law or generally accepted accounting principles, consolidated with those of the Issuer or Guarantor (as the case may be).

6.

Payments under the Guarantee shall be made in Swiss francs. The Guarantor undertakes to pay to CSFB on behalf of the Holders without costs to be borne by CSFB, without any restrictions, and whatever the circumstances may be, irrespective of nationality or domicile of the beneficiary of such payments and without requiring any affidavit or the fulfilment of any other formality, any sums due pursuant to the Guarantee in Swiss francs freely disposable.

Any transfer tax, which might possibly be imposed on the transfer of such funds to CSFB shall be borne by the Guarantor.

7.	The Guarantee shall give rise to a separate and independent cause of action against the Guarantor and shall apply irrespective of any indulgence granted to the Issuer by CSFB or any Holders from time to time and shall continue in full force and effect notwithstanding any judgement or order against the Issuer and/or the Guarantor.

8.	The Guarantee is governed by Swiss law.

9.	Any dispute regarding the Guarantee which may arise between CSFB, on the one hand, and the Guarantor, on the other hand, shall be governed by Swiss law and shall fall within the exclusive jurisdiction of the Commercial Court of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right of appeal to the Swiss Federal Supreme Court, whose decision shall be final. The Guarantor hereby irrevocably submits for any such action or proceeding to the jurisdiction of the aforesaid courts.

10.	Terms and expressions not otherwise defined in the Guarantee shall have the same meaning as defined in the Agreements.

Unquote

ii)	CSFB undertakes to call on the Guarantee and to claim from the Guarantor pursuant to the Guarantee any unpaid amount or any Shares not delivered by the Issuer. Upon receipt, CSFB undertakes to forward such amount or such Shares to the Holders, waiving all rights of set off with respect to such holders. CSFB is, however, entitled to deduct from the received amount all costs and expenses related to the collection of said amount, including court fees and legal fees.

12.	Notices

All notices to Holders regarding the Bonds shall be published by CSFB in accordance with directions by and at the expense of the Issuer in due time and shall be valid if published (i) in a daily newspaper nationally circulated, expected to be the “Neue Zürcher Zeitung”, or (ii) otherwise in accordance with the regulations of the SWX and/or the Relevant Exchange.

13.	Listing

The Issuer will use its reasonable efforts to have the Bonds listed on the SWX on the main segment and to maintain such listing during the whole life of the Bonds. The Guarantor will use all reasonable efforts to maintain a listing for all the issued Shares on the SWX and the trading facility for such Shares on virt-x or any other Relevant Exchange.

14.	Currency Indemnity

If any payment obligation of the Issuer in favour of the Holders under these Terms of the Bonds has to be converted by law from CHF into a currency other than CHF (to obtain a judgement, execution, or for any other reason), the Issuer undertakes as a separate and independent obligation to indemnify the Holders for any shortfall caused by fluctuations of the exchange rates applied for such conversions. The rates of exchange to be applied in calculating such shortfall shall be the Principal Paying and Conversion Agent’s spot rates of exchange prevailing between CHF and the currency other than CHF on the date on which such conversions are necessary.

15.	Replacement of Definitive Bonds (if Printed)

In case definitive Bonds have been printed, any definitive Bonds which are mutilated, stolen, lost or destroyed may be replaced at the Specified Office and against payment by the Holder of such costs as may be incurred in connection therewith and on such terms as to evidence (including, in the case of stolen, lost or destroyed definitive Bonds, surrender of a copy (certified in a manner satisfactory to the Issuer and the Principal Paying and Conversion Agent) of the final and conclusive judgement of cancellation from the competent courts as specified in Condition 17 below) and such guarantee as the Issuer and the Principal Paying and Conversion Agent may require and, in the case of mutilation, upon surrender of the mutilated definitive Bonds.

16.	Statute of Limitations

Claims for payment of the Accreted Principal Amount and for Cash Payments for Fractions, respectively, cease to be enforceable by legal action in accordance with the applicable Swiss statute of limitations, presently after ten (10) years in case of claims for the Accreted Principal Amount and/or Cash Payments for Fractions from their relevant due dates for payment.

17.	Governing Law and Jurisdiction

The Bonds, these Terms of the Bonds, and the Permanent Global Certificate and any definitive Bonds (if such are printed) shall in every respect (including without limitation questions of form, content and interpretation) be subject to and governed by Swiss law.

Any dispute which may arise between Holders on the one hand and the Issuer and/or the Guarantor on the other hand regarding the Bonds, the Terms of the Bonds, the Permanent Global Certificate and/or any definitive Bonds (if such are printed) shall be settled in accordance with Swiss law and falls within the exclusive jurisdiction of the Commercial Court of the Canton of Zurich, the place of jurisdiction being Zurich 3. For any such disputes the Issuer designates Adecco management & consulting AG as its representative for the service of judicial documents pursuant to paragraph 30 of the Rules of Civil Procedure of the Canton of Zurich, and elects special domicile pursuant to Article 50 of the Swiss Act of Debt Enforcement and Bankruptcy at the offices of Adecco management & consulting AG, Sägereistrasse 10, CH-8152 Glattbrugg, Switzerland.

The Issuer shall be discharged by and to the extent of any payment or delivery of Shares made in respect of any Bonds to a person recognised as a creditor by an enforceable judgement of a Swiss court or any court charged to adjudicate pursuant to the following paragraph.

The Holders are also at liberty to enforce their rights against the Issuer and to take legal action against the Issuer before the competent courts of Bermuda, or the country of domicile of the New Issuer or any other competent court or authority, in which case Swiss law shall be applicable as provided for in the first paragraph of this Condition 17.

18.	Holders’ Meetings

a)	CSFB or the Issuer and/or the Guarantor may at any time convene a meeting of the Holders (a “Holders’ Meeting”).

If an Event of Default is continuing and as long as CSFB has not exercised its rights under Condition 9 above, the Holders who wish that a Holder’s Meeting should be convened and who represent at least ten (10) percent of the aggregate principal amount of the Bonds then outstanding and who are entitled to participate and to vote in accordance with paragraphs (f) and (h) below may at any time require CSFB to convene a Holders’ Meeting and CSFB shall convene such a meeting as soon as commercially possible upon receipt of such request.

b)	The costs for such Holders’ Meeting shall be borne by the Issuer or, in the event that the Issuer is prohibited by law to pay these costs, by the Holders convening such meeting (each of these Holders shall bear such costs in relation to its respective holding of Bonds at the time of such Holders’ request to CSFB to convene a Holders’ Meeting).

c)	A Holders’ Meeting may consider any matter affecting the interests of the Holders (other than matters on which CSFB has previously exercised its rights contained in Condition 9 above and Condition 19 below), including any modification of, or arrangement in respect of, the Terms of the Bonds.

d)	Notice convening a Holders’ Meeting shall be given at least twenty (20) days prior to the proposed date thereof. Such notice shall be given in accordance with Condition 12 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in paragraph (f) below. The Issuer and each of the Agents will make a copy of such notice available for inspection by the Holders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Holders’ Meeting will be published by CSFB on behalf and at the expense of the Issuer in compliance with Condition 12 above not later than (10) days after the date of the meeting. Any failure to publish such notice shall not invalidate such resolution.

e)	All Holders’ Meetings shall be held in Zurich. A chairman (the “Chairman”) shall be nominated by CSFB in writing. If no person has been so nominated or if the nominated person shall not be present at the Holders’ Meeting within thirty (30) minutes after the time fixed for holding the meeting, the Holders present shall choose the Chairman.

The Chairman shall lead and preside over the Holders’ Meeting. One of the Chairman’s duties shall be to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Holders as to the procedure of the Holders’ Meeting and the resolutions to be considered. He shall sign the minutes referred to in subparagraph (l) below.

In the case that the number of votes for and against any resolution is equal, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been passed or supported by a particular majority in accordance with paragraphs (g) and (i) below or lost or not supported by a particular majority in accordance with paragraphs (g) and (i) below shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

f)	Each person who produces one or more Bonds or a certificate by a bank in respect of such Bonds relating to that Holders’ Meeting is entitled to attend the Holders’ Meeting and to vote on the resolutions proposed at such Holders’ Meeting. Bank certificates shall be dated before the date of the Holders’ Meeting and confirm that the relevant Bonds are deposited with that bank and will remain deposited with it until and including the date of the Holders’ Meeting and that it has not issued any other such certificate with respect to such Bonds.

g)	The presence quorum necessary in order to vote on resolutions proposed at a Holders’ Meeting shall be persons entitled under paragraph (f) above and (h) below holding or representing in the aggregate (or more than):

Ordinary Resolution:	25 percent

Extraordinary Resolution:	66 percent

of the aggregate principal amount of all outstanding Bonds.

If within thirty (30) minutes after the time appointed for any Holders’ Meeting a sufficient quorum is not present, the meeting shall be dissolved.

h)	Holders’ voting rights shall be determined according to the principal amount of outstanding Bonds held. Each Bond shall be entitled to one vote.

Bonds held by or on behalf of the Issuer and/or the Guarantor or any other natural person or legal entity,

(aa)	which directly or indirectly owns or controls more than fifty (50) percent of the equity share capital of the Issuer and /or the Guarantor, or

(bb)	of which in the case of a legal entity more than fifty (50) percent of the equity share capital is directly or indirectly controlled by the Issuer and/or the Guarantor, or

(cc)	where the Issuer and/or the Guarantor is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer and/or the Guarantor, shall not be entitled to vote at such Holders’ Meeting.

i)	A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Holders’ Meeting held in accordance with this Condition 18:

Ordinary Resolution:            more than 50 percent

Extraordinary Resolution:    66 percent

Every proposal submitted to a Holders’ Meeting shall be decided upon a poll.

j)	Any resolution which is not an Extraordinary Resolution in accordance with paragraph (k) below shall be deemed to be an Ordinary Resolution.

k)	An Extraordinary Resolution shall be necessary to decide on the following matters at a Holders’ Meeting:

—	to postpone the maturity beyond the Maturity Date, or

—	to change the Accreted Principal Amount or the method of computation of such amount on any Bonds, or

—	to change any provision for payment contained in the Terms of the Bonds, or

—	to amend or modify or waive the whole or any parts of Conditions 8 or 9 above or paragraphs (f), (g), (h), (i) or (k) of this Condition 18, or

—	to amend or modify any provision in the Terms of the Bonds relating to the conversion of the Bonds into Shares, or

—	to change the choice of law and the jurisdiction clause contained in Condition 17 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

l)	Any resolution approved at a Holders’ Meeting held in accordance with this Condition 18 shall be conclusive and binding on the Issuer and the Guarantor and on all present or future Holders, whether present or not, regardless if such Holders have approved such resolution. The Holders shall not be entitled to any improvement of their position vis-à-vis the Issuer or the Guarantor pursuant to a resolution approved at a Holders’ Meeting without prior written approval of the Issuer or, as the case may be, the Guarantor.

Minutes of all resolutions and proceedings at a Holders’ Meeting shall be made and signed by the Chairman pursuant to paragraph (e) above.

m)	If no Holder or an insufficient number of Holders shall attend a Holders’ Meeting, the right to decide on any measures to protect the interests of the Holders shall revert to the absolute discretion of CSFB. Any such decision of CSFB shall be final and binding upon the Issuer and the Holders. Notice of any such decision shall be published in accordance with Condition 12 above.

n)	Any resolution approved at a Holders’ Meeting as well as any resolution based on Condition 18 (m) in the discretion of CSFB which increased the obligations of the Issuer under the Terms of the Bonds shall become effective only after written approval of the Issuer and Guarantor.

19.	Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by agreement between the Issuer, the Guarantor and CSFB, acting on behalf of and with effect for all present and future Holders, provided that in the sole opinion of CSFB such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Holders. Furthermore, an amendment to the terms of Condition 6 may be made in accordance with Condition 6.

Notice of any such amendment shall be published in accordance with Condition 12 above.

Any such amendment shall be binding on the Issuer, the Guarantor and the Holders in accordance with its terms.

20.	Role of CSFB and Goldman Sachs

CSFB and Goldman Sachs will act as Joint Bookrunning Lead Managers. CSFB will also act as Principal Paying and Conversion Agent of this Bond issue and will or may also act on behalf or for the benefit of the Holders, but only in the cases stated explicitly in these Terms of the Bonds. In any other cases, CSFB is not obliged to take or to consider any actions on behalf or for the benefit of the Holders.

21.	Severability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

22.	Definitions

1	“Accreted Principal Amount” has the meaning given to it in Condition 5 (h);

2	“Additional Amounts” has the meaning given to it in Condition 7;

3	“Agents” means the Principal Paying and Conversion Agent and Credit Suisse, Zurich, in their function as paying and conversion agents for the Bonds;

4	“Average Closing Price” has the meaning given to it in Condition 6 (a) (iv);

5	“Bond” has the meaning given to it in Condition 1 (a);

6	“Bonds” has the meaning given to it in the preamble;

7	“Business Day” means any day (other than Saturday or Sunday) on which banks are open for the whole day for business in Zurich;

8	“Cash Consideration” has the meaning given to it in the definition of Change of Control;

9	“Cash Distribution” has the meaning given to it in Condition 6 (a) (iv);

10	“Cash Payment for Fractions” has the meaning given to it in Condition 3 (a) (iii);

11	“Chairman” has the meaning given to it in Condition 18 (e);

12	“Change of Control” will be deemed to have occurred when:

(A)	an offer to acquire Shares, whether expressed as a legal offer, an invitation to treat, a scheme with regard to such acquisition or in any other way, is made in circumstances where such offer is available to all holders of Shares or all holders of Shares other than any holder of Shares who is the person making such offer (or any associate of such person) or who is excluded from the offer by reason of being connected with one or more specific jurisdictions and, such offer having become or been declared unconditional in all respects, the Guarantor becomes aware that the right to cast more than 50 percent, of the votes which may ordinarily be cast on a poll at a general meeting of holders of Shares has or will become unconditionally vested in the offeror and/or its associate(s) or an event occurs which has a like or similar effect; or

(B)	Guarantor consolidates with or merges into any other corporation or the legal or beneficial ownership of all or substantially all of the assets owned by Guarantor, either directly or indirectly, are acquired by one or more other persons where (in any such case) the value in Swiss francs of cash and cash equivalents, including any short term debt or other instruments deemed by the Common Expert to be effectively the equivalent of cash (the “Cash Consideration”) to be paid to each holder of Shares represents more than 25 percent, of the value in Swiss francs of the shares, securities, other instruments and Cash Consideration to be paid, issued or granted to each holder of Shares;

13	“Change of Control Conversion Period” has the meaning given to it in Condition 3 (b);

14	“Change of Control Notice” has the meaning given to it in Condition 3 (b);

15	“CHF” has the meaning given to it in the preamble;

16	“Closing Price” means, in respect of any Trading Day, the last officially published price of the Shares by the Relevant Exchange on that Trading Day;

17	“Co-Lead Manager” has the meaning given to it in the preamble;

18	“Common Expert” means an independent investment bank of international repute or an independent law firm or accounting firm of international repute (an “Expert”) selected by the Issuer and the Principal Paying and Conversion Agent by mutual agreement. If the Issuer and the Principal Paying and Conversion Agent do not mutually agree on an Expert within seven (7) days from the beginning of the appointment process, each of the Issuer and the Principal Paying and Conversion Agent shall select an Expert, whereby the so elected Experts shall select together a third Expert. In case the two selected Experts do not mutually agree on a third Expert within seven (7) days after being appointed, each of them shall select another Expert, whereby a Swiss Notary Public appointed by the Principal Paying and Conversion Agent will pick one of these two Experts as third Expert by drawing lots. In the case of the appointment of three Experts references in the Terms of the Bonds to a Common Expert shall be deemed to refer to these three Experts, deciding by majority decision. Decisions of the Common Expert shall be final and binding on the Issuer, the Guarantor, the Holders and the Principal Paying and Conversion Agent. The Principal Paying and Conversion Agent shall incur no liability against the Issuer or Guarantor or the Holders in respect of any action taken, or suffered to be taken, in accordance with such decision and in good faith. The fees and costs of the Common Expert shall be borne by the Issuer, failing whom the Guarantor;

19	“Condition” has the meaning given to it in the preamble;

20	“Consideration” means the value in Swiss francs of any cash and cash equivalents, including any short term debt or other instruments deemed by CSFB to be effectively the equivalent of cash;

21	“Conversion Date” has the meaning given to it in Condition 3 (d) (i);

22	“Conversion Notice” has the meaning given to it in Condition 3 (d) (i);

23	“Conversion Period” means the period during which a Holder may exercise the Conversion Rights at his option, such period commencing on the forty-first (41st) day after the Payment Date up to and including the tenth (10th) Business Day prior to the Maturity Date or in case of early redemption of the Bonds pursuant to Condition 5 and 9 up to and including such earlier date which is five (5) Business Days prior to the date fixed for early redemption;

24	“Conversion Price” means initially CHF 94.50, subject to adjustments in accordance with Condition 6;

25	“Conversion Ratio” means the number of Shares to be delivered upon conversion of one Bond as determined pursuant to Condition 3;

26	“Conversion Right” means the right of a Holder to request conversion of any Bond into Shares in accordance with the provisions of these Terms of the Bonds;

27	“CSFB” has the meaning given to it in the preamble;

28	“Currency” means any currency freely convertible into CHF such as Euro or US Dollars;

29	“Distribution” has the meaning given to it in Condition 6 (a) (iii);

30	“Distribution Date” has the meaning given to it in Condition 6 (a) (iii);

31	“Event of Default” has the meaning given to it in Condition 9;

32	“Expert” shall have the meaning given to it in the definition of Common Expert;

33	“Extraordinary Resolution” shall have the meaning given to it in Condition 18 (k);

34	“Fraction(s)” means one or more fractions of Shares;

35	“Goldman Sachs” has the meaning given to it in the preamble;

36	“Guarantee” means the guarantee issued by the Guarantor pursuant to Condition 11;

37	“Holder” means a holder of a co-ownership interest in accordance with Condition 1 (b) or, in case of the printing of definitive Bonds, the holder of definitive Bonds;

38	“Holders’ Meeting” has the meaning given to it in Condition 18 (a);

39	“Issuer” has the meaning given to it in the preamble;

40	“Joint Bookrunning Lead Managers” has the meaning given to it in the preamble;

41	“Material Subsidiary” means any operating Subsidiary of the Guarantor whose net revenues, at any time, represent five (5) percent or more of the consolidated net revenues of the Guarantor and its consolidated Subsidiaries at any time, and for this purpose:

(a)	the net revenues of any such Subsidiary shall be ascertained by reference to:

(i)	the financial statements of such Subsidiary at the date to which the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries have been prepared;

(ii)	if such body corporate becomes a Subsidiary of the Guarantor after that date, the latest financial statements of such Subsidiary adjusted to take into account subsequent acquisitions and disposals or other changes in circumstances;

(b)	the consolidated net revenues of the Guarantor shall be ascertained by reference to the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries; and

(c)	once a body corporate has become a Material Subsidiary, it shall be considered one until it has been demonstrated to the reasonable satisfaction of CSFB that it has ceased to be a Material Subsidiary, a written report from the Guarantor’s auditors to this effect being sufficient for this purpose.

42	“Maturity Date” means 26 August 2013;

43	“New Issuer” has the meaning given to it in Condition 10;

44	“Ordinary Resolution” has the meaning given to it in Condition 18 (j);

45	“Other Securities” means equity securities of the Guarantor other than Shares;

46	“Payment Date” means 26 August 2003;

47	“Permanent Global Certificate” means the permanent global certificate documenting the Bonds and all rights in connection therewith;

48	“Principal Paying and Conversion Agent” means CSFB in its function as principal paying and conversion agent for the Bonds;

49	“Purchase Rights” has the meaning given to it in Condition 6 (a) (ii);

50	“Put Date” has the meaning given to it in Condition 5 (d);

51	“Put Notice” has the meaning given to it in Condition 5 (d);

52	“Redemption” has the meaning given to it in Condition 5 (a);

53	“Relevant Debt” has the meaning given to it in Condition 8 (b).

54	“Relevant Exchange” means (i) in the case of Shares, virt-x or any successor thereof or, if the Shares are no longer admitted to trading on virt-x, the principal stock exchange or securities market on which the Shares are traded, and (ii) in the case of other securities, the principal stock exchange or securities market on which the other securities are traded;

55	“Shares” means issued and fully paid registered shares of CHF 1 (one Swiss franc) par value each of the Guarantor (and all other (if any) shares or stock resulting from any subdivision, consolidation or reclassification of such shares) which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Guarantor;

56	“SIS” means SIS SegaInterSettle AG;

57	“Specified Office” means Credit Suisse First Boston, Dept. KSAC 33, Uetlibergstrasse 231, CH-8045 Zurich, Switzerland (P.O. Box 900, CH-8070 Zurich, Switzerland);

58	“Subsidiary” of the Issuer or of the Guarantor means a company the financial statements of which are, in accordance with applicable law or generally accepted accounting principles, consolidated with those of the Issuer or the Guarantor (as the case may be);

60	“Swiss Federal Stamp Duty” means (a) the transfer stamp duty that may become due on the transfer of securities if a transfer is made by or through a Swiss Securities Dealer (Effektenhändler) being a registered securities dealer within the meaning of the Swiss Stamp duty law (Bundesgesetz über die Stempelabgaben) and (b) the capital issuance stamp duty becoming due upon the issuance of any new Shares by the Guarantor;

61	“SWX” means the SWX Swiss Exchange or any successor to the SWX Swiss Exchange;

62	“Terms of the Bonds” has the meaning given to it in the preamble;

63	“Total Consideration” means the value in Swiss francs of any shares, securities, other instruments or assets and Cash consideration;

64	“Trading Day” means any day (other than a Saturday or Sunday) on which the Relevant Exchange is open for business and Shares may be dealt in.

SECTION 3: INFORMATION ON THE SHARES

Share Category

Registered shares of Adecco of CHF 1 nominal value each.

Subscription and Preemptive Rights

Preemptive rights (Bezugsrechte) of the existing shareholders to the shares issued in connection with the conversion of Bonds are excluded pursuant to Art. 3quater para. 2 of Adecco’s Articles of Incorporation.

Advance subscription rights (Vorwegzeichnungsrechte) of the existing shareholders in the Bonds have been excluded by resolution of Adecco’s Board of Directors dated 21 July 2003 to issue such Bonds in the international capital markets pursuant to Art. 3quater para. 3 and 4 of Adecco’s Articles of Incorporation.

Listings, Ticker Symbols

The Shares are listed in Switzerland on the SWX (and traded since through virt-x), under the symbol ADEN as well as in France at Euronext Premier Marché (shares 12819) and in the form of American depositary shares in the United States on the New York Stock Exchange under the symbol ADO and are traded on SEAQ in London (over-the-counter). Application will be made to list the Shares arising upon conversion of the Bonds from the conditional capital on the main segment of the SWX.

Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX/virt-x	ADEN VX <equity>	ADEZn.VX	ADEN
Euronext Premier Marché	ADE FP <equity>	ADEZ.PA	ADE
New York (ADR)(1)	ADO US <equity>	ADO.N	ADO

Swiss security number	1 213 860
ISIN number	CH0012138605
CUSIP number	006754105
Common Code	XS012891768

Share Price (on SWX)

The following chart shows the performance of the Shares, as adjusted for changes in the par value of the Shares described in “Information on the Guarantor — Capital Structure — Recent Changes in Share Capital”.

	2003	2002	2001	2000	1999	1998

Closing Price	66.30(2)	54.20	90.25	102.00	124.00	62.70
High	68.25(3)	110.50	116.00	150.00	125.30	80.20
Low	34.25(3)	35.60	49.60	95.70	59.90	34.50

Dividends

Adecco has paid the following dividends (as adjusted for changes in the par value of the Shares described in “Information on the Guarantor — Capital Structure — Recent Changes in Share Capital”)

Dividend per Share

Fiscal Year	in CHF	Date of payment

2002	0.60	28 April 2003
2001	1.00	29 April 2002
2000	1.00	14 May 2001
1999	0.84	2 May 2002
1998	0.70	26 April 1999

Notes

(1)	1 ADR (American Depositary Receipt) evidencing an ADS (American Depositary Share) represents 0.25 registered share.
(2)	Closing price on virt-x as of 14 August 2003.
(3)	Period from 3 January 2003 to 14 August 2003.

Dividend per ADS

Fiscal Year	in USD*	in CHF**	Date of payment

2002	0.09	0.15	29 May 2003
2001	0.13	0.25	29 May 2002
2000	0.12	0.25	14 June 2001
1999	0.10	0.21	2 June 2000
1998	0.10	0.18	27 May 1999

*net dividend **gross dividend

SECTION 4: INFORMATION ON THE ISSUER

General Information

Name, Registered Office, Incorporation, Duration, Legislation

The Issuer was incorporated and registered as an exempted company on 27 October 2000 with limited liability under the Companies Act 1981 of Bermuda, with Adecco as the founding shareholder. The Issuer has been incorporated for an indefinite period of time.

The Issuer is registered with the Bermuda Registrar of Companies (Registration Number 29431). The Issuer’s registered office is at 129 Front Street, 5th floor, Hamilton HM 12, Bermuda, and its postal address is 129 Front Street, 5th floor, P.O. Box HM 2763, Hamilton HM LX, Bermuda.

Position within the Group, Purpose and Financial Year

The Issuer is wholly owned by Adecco. The Issuer has no Subsidiaries. Pursuant to Section 6.1 of its Memorandum of Association, the principal purpose of the Issuer is to serve as a finance vehicle for various funding activities of the Adecco Group. The financial year-end of the Issuer is the Sunday nearest to 31 December in each year.

Corporate Information

Board of Directors

The Issuer is managed by a board of directors. The members of the board of directors and their respective positions are as follows:

•	N. David Anfossi – President
•	Patrick Dobler – Vice President
•	Douglas Tufts – Vice President
•	Felix Weber – Chairman
•	Martin Zolnai – General Manager & Secretary

Auditors

The Issuer’s accounts as of and for the year ended 29 December 2002 were audited by Ernst & Young, Reid Hill, 3 Reid Street, Hamilton HM 11, Bermuda and the accounts as of and for the year ended 30 December 2001 were audited by Arthur Andersen, Hamilton, Bermuda.

Capitalisation

The Issuer’s authorised and issued share capital currently is $12,000 divided into 12,000 common shares with a par value of $1 each. There are no authorised but unissued shares. Holders of common shares are, subject to the Issuer’s bye-laws, entitled to (i) one vote per share, (ii) such dividends as the board may from time to time declare, (iii) in the event of a winding-up or dissolution of the Issuer, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the surplus of the assets of the Issuer and (iv) generally, all of the rights attaching to shares.

Business Activities

Principal Activities

The principal activities of the Issuer are in line with the Issuer’s purpose as described above.

Patents and Licences

There exist no patents or licences on which the Issuer is materially dependent for its existence.

Principal Establishments and Real Estate

The Issuer does not have establishments other than at its registered office as stated above and does not own any real estate, other than its leasehold interest in the premises at which such office is located.

Interruptions in Business

The Issuer is not an operating company and therefore has not experienced any interruptions of its business since its formation.

Net Turnover

For information on the net turnover during the last two financial years, see “Annex A — Adecco Financial Services (Bermuda) Ltd. Annual Report 2002”.

Investment Policy and Investments

The Issuer is a Subsidiary of the Guarantor providing general financing functions for the Adecco Group. As such, it does not make any independent investments.

Debt Capital Market Instruments

See “Annex A — Adecco Financial Services (Bermuda) Ltd. Annual Report 2002” note 4.

Treasury Shares

The Issuer holds none of its own shares. Under Bermuda law, a Bermuda company cannot hold shares in treasury.

Reporting

Auditors’ Report

See “Annex A — Adecco Financial Services (Bermuda) Ltd. Annual Report 2002”.

Reporting and Financial Statements

See “Annex A — Adecco Financial Services (Bermuda) Ltd. Annual Report 2002”.

SECTION 5: INFORMATION ON THE GUARANTOR

General Information

History and Development of the Company

The Adecco Group resulted from the August 1996 combination of Adia SA (“Adia”) and Ecco SA (“Ecco”), pursuant to which each Ecco stockholder received Adia common shares or cash for each share of Ecco common stock they held. In connection with the combination with Ecco, Adia changed its name to Adecco.

Henri F. Lavanchy founded Adia (former Sofigesca SA) in 1957 in Lausanne, Switzerland, to provide temporary personnel to businesses in that country. Beginning in the 1960s and continuing through 1996, Adia expanded throughout Europe, the United States, Mexico, Japan, Southeast Asia, and into the People’s Republic of China.

In 1964, Philippe Foriel-Destezet founded Ecco in Lyon, France. By the early 1970s, Ecco had become the third largest supplier of temporary personnel in France.

Name, Registered Office, Incorporation, Duration, Legislation

Adecco S.A. is a société anonyme, incorporated for an indefinite period of time, first registered on 18 May 1967, and organised under the laws of Switzerland. Adecco is registered with the commercial register of the Canton of Vaud, Switzerland, under number CH-550-1005691-8, its registered head office being in 1275 Chéserex, Switzerland. Adecco’s principal corporate office is operated by its wholly owned subsidiary, Adecco management & consulting S.A., located at Sägereistrasse 10, 8152 Glattbrugg, Switzerland.

Corporate Information

Purpose

Article 2 of the Guarantor’s Articles of Incorporation states1:

“1 The purpose of the Company is the acquisition and management of financial holdings of whatever form in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services.

2 The Company may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned purpose, including borrowing money and acquiring real estate.”

Directors, Senior Management and Employees

Directors and Senior Management

Adecco’s Articles of Incorporation provide that Adecco’s board of directors must consist of at least five and no more than nine members at any time. Each director is elected for a term of office of one year and may be re-elected. A director may be appointed or removed only by a resolution of the shareholders of Adecco at a shareholders’ meeting. The Adecco board of directors currently consists of nine members, each of whom has been elected by the shareholders of Adecco.

Under Swiss law, a majority of the members of the board of directors of a Swiss company must be citizens of Switzerland (or a EU or EFTA country being domiciled in any such country) and be domiciled in Switzerland. By decision of the Swiss Federal Authorities, Adecco has been exempted from this requirement.

Adecco’s board of directors is ultimately responsible for the management and policies of the Adecco Group and establishes the principles of strategy, accounting, organisation and financing to be used by the Adecco Group. The board of directors also appoints the executive officers of the Adecco Group.

[1]	Unofficial translation from the French original (as published on Adecco’s homepage).

The members of the Adecco board of directors as of the date of this Prospectus are as follows:

Name	Position	Term	Service since
John Bowmer	Chairman and Director	2004	April 2002
Miguel Alfageme	Director	2004	April 2002
Philippe Foriel-Destezet	Director	2004	August 1996
Christian Jacobs	Director	2004	April 2002
Philippe Marcel	Director	2004	April 2002
Conrad Meyer	Director	2004	May 2001
Yves Perben	Director	2004	August 1996
Andreas Schmid	Director	2004	April 1999
Ernst Tanner	Director	2004	April 2000

John Bowmer[1]

Chairman of the board of directors; member of the board of directors since April 2002; term of office ends 21 April 2004.

British nationality.

Studied at Keele University, England, and graduated with a degree in Economics and Politics; holds a Masters degree from the London School of Business Studies.

Chief Executive Officer of the Adecco Group from August 1996 to April 2002, when he became Chairman of the board of directors. Chief Executive Officer of Adia from January 1992 to August 1996. Zone Manager for Adia’s Asia Pacific operations from 1989 to 1991.

Board memberships: CP Ships, Canada (Member)[3].

Other functions: Regional Advisory Board of London Business School (Member).

Miguel Alfageme[1]

Member of the board of directors since April 2002; term of office ends 21 April 2004.

Spanish nationality.

Degree in Business Administration from ICADE (Universidad Pontificia Comillas), Spain.

Until his appointment to the board of directors in 2002, Mr Alfageme had been a member of the Executive Committee for the Adecco Group since 1998 as General Manager Southern Europe and Latin America. Before that, he had been General Manager Spain since 1990. Mr Alfageme was previously with the BNP Group.

Philippe Foriel-Destezet[2]

Member of board of directors since August 1996; term of office ends 21 April 2004.

French nationality.

Graduated from HEC Paris; Honorary Chevalier of the Légion d’Honneur.

Founder of Ecco S.A. in France in 1964. Joint Chairman of the board of directors of Adecco S.A. from August 1996 to April 2002.

Board memberships: Akila Finance S.A. Luxembourg (Chairman); Securitas AB, Sweden (Member)[3], Carrefour S.A., France (Member)[3].

[1]	Executive member of the Board of Directors
[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company

Christian Jacobs[2]

Member of the board of directors since April 2002; term of office ends 21 April 2004.

German nationality.

PhD in Law; Completed studies in Law and Business Administration at the Universities of Freiburg im Breisgau and Munich, Germany and Aix-en-Provence, France.

Partner in the law firm White & Case, Feddersen, Hamburg; previously a partner with attorneys Huth Dietrich Hahn in Hamburg. Practised corporate, capital markets, antitrust and European law with Büsing, Müffelmann & Theye in Bremen.

Board memberships: KJ Jacobs AG, Zurich (Chairman); Barry Callebaut AG, Zurich (Vice Chairman)[3]; Stollwerck AG, Germany, (Chairman)[3]; Stiftung der Deutschen Kakao— und Schokoladenwirtschaft, Germany (Member); Jacobs Foundation, Zurich (Member).

Philippe Marcel[1]

Member of the board of directors since April 2002; term of office ends 21 April 2004.

French nationality.

Graduated from the Ecole Supérieure de Commerce, Lyon, France.

Until his appointment to the board of directors in 2002, Mr Marcel was a member of the Senior Management team of the Adecco Group.

In the Executive Committee, he was Zone Manager for France, Morocco, and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

Conrad Meyer[2]

Member of board of directors since May 2001; term of office ends 21 April 2004.

Swiss nationality.

Graduated in Business Administration from the University of Zurich. Full Professor of Accounting, Control and Risk Management and Director of the Institute of Accounting and Control at the University of Zurich.

Board memberships: Neue Zürcher Zeitung AG, Zurich (Chairman); ATAG Asset Management, Basel (Chairman); KJ Jacobs AG, Zurich (Member); BDO Visura, Solothurn (Member); Akademie für Wirtschaftsprüfung, Zurich (Member); Board of the Prince of Liechtenstein Foundation, Liechtenstein (Member).

Other functions: President of the Commission of the Swiss Accounting and Reporting Recommendations (ARR); President of the Panel of Experts for Reporting Requirements at SWX Swiss Exchange.

Yves Perben[2]	Member of the board of directors since August 1996; term of office ends 21 April 2004. Swiss and French nationality. Graduated in Business Administration from the HEC, Paris (MBA).

Graduated in Political Sciences and International Relations at the IEP Paris (MA). Qualified as a Chartered Public Accountant at the D.E.C.S. Chairman and CEO of Corpofina-Geneva.

Previously, Mr Perben worked with Corpofina-Paris, Indosuez (Corporate Banking), Paribas (Corporate Banking) and Unilever Group.

Board memberships: Corpofina-Geneva (Chairman), UEB—United European Bank (Switzerland), Geneva (Member of the board and member of the Audit Committee); Qualis SCA, Paris (Member of the board and Chairman of the Audit Committee).

Andreas Schmid[2]

Member of the board of directors since April 1999; term of office ends 21 April 2004.

Swiss nationality.

Masters degree in Law from the University of Zurich, Switzerland.

CEO of Barry Callebaut AG from 1999 to 2002, having previously been CEO of Jacobs AG and before that the CEO of the Mövenpick Consumer Goods Division.

Board memberships: Barry Callebaut AG, Zurich (Chairman)[3]; Kuoni Reisen Holding AG, Zurich (Chairman)[3]; Unique Flughafen Zurich AG (Chairman)[3].

Ernst Tanner[2]

Member of the board of directors since April 2000; term of office ends 21 April 2004.

Swiss nationality.

Graduated from business school in Switzerland; completed studies at Columbia University, New York, and Harvard University, Cambridge, USA.

Since 1993, CEO of Chocoladefabriken Lindt & Sprüngli AG3, Kilchberg, Switzerland, and since 1994 Chairman of the board and CEO of Lindt & Sprüngli AG. Before 1993, Mr. Tanner was with Johnson & Johnson for 25 years.

Board memberships: The Swatch Group AG, Biel (Member)[3]; Credit Suisse Group, Zurich (Member)[3]; Zürcher Handelskammer, Zurich (Member).

The senior management of the Adecco Group as of the date of this Prospectus is as follows:

Jérôme Caille

French nationality.

Holds an MBA from the Ecole Supérieure de Commerce, Lyon, France.

CEO of the Adecco Group since April 2002 and President of the Staffing Services Division since October 2001. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Felix A. Weber

Swiss nationality.

Graduated from the University of St Gall in Switzerland in Finance and with a PhD in Marketing.

Chief Financial Officer of the Adecco Group since February 1998, President of the e-HR Services Division since December 2002. Mr. Weber held associate and partner positions with McKinsey & Company, Switzerland from 1986 to 1998. Before 1986, he was CEO of Swiss Aluminium South Africa and previously head of Sales and Marketing with Swiss Aluminium Limited. Mr Weber commenced his career with Asea Brown Boveri AG.

Board membership: Syngenta AG, Basel (Member)[3] since November 2000.

Stephen G. Harrison

American nationality.

MBA with honours from the University of Cincinnati, USA.

Group Chief Human Resources Officer and CEO of the Career Services Division of the Adecco Group since November 2001. President of Lee Hecht Harrison since 1986. Previously, Mr Harrison was a partner with the Center for Diagnostic Medicine in New York and spent 14 years at Tenneco, specialising in labour relations and HR management.

Board membership: Jobs for America’s Graduates (Member Executive Committee).

Luis Sánchez de León

Spanish nationality.

Graduated in Economic Science from the University Complutense, Madrid.

Chief Sales, Marketing and Business Development Officer of the Adecco Group since November 2001 and president of the HR Support Services Division since December 2002. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001. Sales and Marketing Director of Adecco Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

Prior to 1990, Mr Sánchez de León was a Regional Controller for Southern Europe and Latin America with Rhône-Poulenc, Paris.

Ray Roe

American nationality.

Bachelor of Science from United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, USA.

CEO of the Professional Staffing and Services Division since May 2002. Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison USA from 1993 to July 1998.

Mr Roe commenced his career with the US Army, retiring as a Brigadier General in 1993 after 26 years.

Compensation

The aggregate amount of compensation conferred by the Adecco Group during 2002 for its nine directors and the five members of senior management as a group was CHF 11.7 million. The highest total sum of compensation and stock option allotments conferred to a member of the board of directors during 2002 amounted to CHF 2.2 million and to 500,000 options. Annual bonuses are based on corporate performance, primarily in relation to profitability and business performance, which are established at the beginning of the year. Bonuses are expressed as a percentage of base salary. During 2002, the board of directors and the senior management were granted 1,452,500 options at an exercise price between CHF 60.00 — 109.50 and with a duration until expiry of 6 to 8 years. As of 16 April 2003, 300,000 options have been issued at an exercise price of CHF 60 to the members of the board of directors.

Additional information may be found in “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” pages 45 to 47.

Board Practices

The audit and finance committee of the board of directors consists of Conrad Meyer as Chairman, Philippe Foriel-Destezet, and Andreas Schmid. The nomination and compensation committee of the board of directors consists of Yves Perben as Chairman, Philippe Foriel-Destezet, Christian Jacobs and Ernst Tanner.

Employees

The Adecco Group’s employees worldwide totalled approximately 29,600 as at 29 December 2002, 30,400 as at 30 December 2001, and 29,700 as at 31 December 2000.

During 2002, the Adecco Group had up to 650,000 temporary workers employed at worldwide client locations on any given day. The Adecco Group believes that relations with its employees are good.

Share Ownership

The Shares owned indirectly by Philippe Foriel-Destezet are disclosed in “Major Shareholders and Related Party Transactions”. The remaining members of the board of directors and the senior management of the Adecco Group beneficially owned less than 1% of the ordinary shares as of 29 December 2002. As of 29 December 2002, the board of directors and the senior management of the Adecco Group held a total of 5,700,416 options over the Shares of Adecco. These options related to several existing plans.

Stock Option Plans

The Adecco Group has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place as well as global plans amended to reflect country specific needs and circumstances. Certain stock options granted under the plans are tradable on the SWX Swiss Exchange. These options are granted to employees or directors of the Adecco Group and give the option holder a choice of selling options on the SWX Swiss Exchange or exercising options to receive Shares of Adecco. If the option holder chooses to sell the option on the open market, options may be held by persons who are not employees or directors of the Adecco Group. The trading of the tradable options is managed by a Swiss bank.

The board of directors determines who shall be granted options and the size of the option grant for each option holder. Additionally, the board of directors or a delegate of the board of directors issues an option grant certificate that sets out the numbers of shares comprising the option grant, the exercise price and conditions as well as the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods and are subsequently exercisable over five years. Options my be exercised at any time within the exercise period except for limitations set forth in the Adecco Group Insider Trading Statement of Policy.

All un-vested options granted under the plans shall lapse and be void immediately upon giving or being given notice of termination on employment contract, withdrawing or being withdrawn from the board of directors or ceasing to be an employee or a director for any other reason except certain cases such as death, injury, sickness or disability, sale, merger or reorganization other than an Adecco Group internal transaction or in case of country specific legal obligations. Any non-exercised options vest immediately in the event Adecco is no longer listed on any stock exchange and its shares are not publicly traded. There are no rights in respect to dividends to the option holder. The board of directors may modify, amend, suspend or discontinue the plans. During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. During 2002, 1,004,916 options were modified and a compensation cost of CHF 7 million was recorded under selling, general and administrative expenses.

Additional information may be found in the “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” on page 41 and note 9 of the financial statements.

Major Shareholders and Related Party Transactions

As of 2 June 2003, 18.3% and 16.3% of the outstanding Adecco Shares were held by Akila Finance S.A. (Luxembourg) (which is owned by Mr. Foriel-Destezet) and the Jacobs Group (consisting of KJ Jacobs AG, Switzerland, and members of the family of Klaus J. Jacobs), respectively. Designees of Akila Finance S.A. (Luxembourg) and Jacobs Group are members of Adecco’s board of directors. In connection with the Adia-Ecco merger, the Akila Group and KJ Jacobs AG entered into a shareholders’ agreement on minimum holding of Adecco’s Shares by the parties and on joint voting instructions. The agreement expired on 8 May 2002.

The Adecco Group is not aware of any other person who beneficially owns more than 5 percent of Adecco Shares. Adecco’s Articles of Incorporation limit the voting rights of shareholders to no more than 5 percent of Adecco Shares.

At present, there are no cross-shareholdings exceeding 5% of a party’s share capital and Adecco is not a major shareholder of any listed company.

Auditors

The annual general meeting of shareholders of Adecco elects the auditors and the group auditors each year. Adecco’s accounts as of and for the years ended 31 December 2001 and 2000 were audited by Arthur Andersen AG, Zurich. The Adecco Group’s consolidated accounts as of and for the year ended 30 December 2001 and 31 December 2000 were also audited by Arthur Andersen AG, Zurich. On 17 April 2002, the general meeting of shareholders re-elected Arthur Andersen AG, Zurich as auditors and group auditors of the Adecco Group for the financial year ending 31 December 2002 and 29 December 2002, respectively. However, as Arthur Andersen AG’s operations ceased, and in accordance with the decision of the annual general meeting of shareholders of 17 April 2002, Ernst & Young AG, Bleicherweg 21, 8002 Zurich, Switzerland were registered on 15 August 2002 as auditors for the fiscal year ending 2002. Ernst & Young AG have been re-elected as auditors and group auditors for a new tenure of one year at the annual shareholders’ meeting of Adecco on 16 April 2003.

Capital Structure

As of 30 June 2003, Adecco had a registered share capital in the nominal amount of CHF 186,869,980, an authorised capital in the nominal amount of CHF 19,000,000 and a conditional capital in the nominal amount of CHF 21,960,330. All shares bear the same dividend and voting rights.

Recent Changes in the Share Capital

In May 2001, there was a share split by 10 to 1 and a participation certificate split by 2 to 1. On 17 April 2002, the annual shareholders’ meeting approved the conversion of all participation certificates into registered shares, hence increasing the registered share capital by CHF 49,000 to CHF 186,347,698.

For further information on Adecco’s capital and change of capital, please refer to “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” page 40.

Issued Capital (Art. 3 of Adecco’s Articles of Incorporation)1

“The share capital totals CHF 186,869,980 (one hundred and eighty-six million eight hundred and sixty-nine thousand nine hundred and eighty Swiss francs), divided into 186,869,980 (one hundred and eighty-six million eight hundred and sixty-nine thousand nine hundred and eighty) fully paid up registered shares of CHF 1 (one Swiss franc) nominal value each.”

Authorized Capital (Art. 3bis of Adecco’s Articles of Incorporation)1

“1 The board of directors is authorized until 16 April 2005, to increase the share capital in one or more steps by up to CHF 19,000,000 (nineteen million Swiss francs) by issuing up to 19,000,000 (nineteen million) fully paid up registered shares with a nominal value of CHF 1 (one Swiss franc) each. The board of directors is authorized to withdraw the subscription rights of the shareholders pursuant to Art. 12 of the Articles of Incorporation, and to allocate them to third parties in case the shares are issued in connection with a takeover of enterprises and companies, parts of enterprises and companies or participations thereof or in connection with a placement of shares to finance such transactions. In all other cases, the subscription rights of the shareholders pursuant to Art. 12 of the Articles of Incorporation, are to be respected. Subscription rights not exercised are at the disposal of the board of directors who may allocate them in the interest of the company.

2 The issue price of the shares, the form of contribution, the initial date of the right to a dividend and any further terms of the issuance of the new shares shall be fixed by the board of directors.

3 The new registered shares are subject to the transfer restrictions of Art. 4 of the Articles of Incorporation.”

Conditional Capital (Art. 3ter of Adecco’s Articles of Incorporation) 1

“1 The share capital of the company shall be increased by a maximum aggregate amount of CHF 6,560,330 (six million five hundred and sixty thousand three hundred and thirty Swiss francs) by issuing a maximum of 6,560,330 (six million five hundred and sixty thousand three hundred and thirty) fully paid up registered shares with a nominal value of CHF 1 (one Swiss franc) each, through the exercise of option rights which the board of directors grants to the employees and to the members of the board of directors of the Company or of its affiliated companies. The newly issued registered shares shall be subject to the transfer restrictions of Art. 4 of the Articles of Incorporation.

2 The subscription rights of the shareholders as well as the option subscription rights of the shareholders are excluded.

[1]	Unofficial translation from the French original (as published on Adecco’s homepage)

3 The Board of Directors shall issue rules governing the terms and conditions of the option grants and the exercise of options.”

Conditional Capital (Art. 3quater of Adecco’s Articles of Incorporation) 1

“1 The share capital of the company shall be increased by a maximum aggregate amount of CHF 15,400,000 (fifteen million four hundred thousand Swiss francs) by issuing a maximum of 15,400,000 (fifteen million four hundred thousand) fully paid up registered shares with a nominal value of CHF 1 (one Swiss Franc) each, through the exercise of option and conversion rights granted in relation with bond issues or similar debt instruments of the company or affiliated companies.

2 The subscription rights of the shareholders regarding the subscription of the shares are excluded. The acquisition of shares through the exercise of option or conversion rights and the later transfer of the shares shall be subject to the transfer restrictions of Art. 4 of the Articles of Incorporation.

3 The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors (1) to finance the acquisition of enterprises and companies, parts thereof, or participations or of significant investments of the company, or (2) to issue warrants or convertible bonds on the international capital markets.

4 To the extent that the bond subscription rights are excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option rights may not exceed five years and the term to exercise conversion rights may not exceed ten years as of the date of the bond issue and (3) the exercise price for the new shares must at least correspond to the market price at the time of the bond issue.”

Share Register, Transfer Restrictions (Art. 4 of Adecco’s Articles of Incorporation)1

“1 The company shall maintain a share register showing the surnames, first names, domicile, address and nationality (in the case of legal entities the registered office) of the holders or usufructuaries of registered shares.

2 Upon request, acquirers of registered shares are registered in the share register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. No person or entity shall be registered with the right to vote for more than 5% of the registered share capital as set forth in the commercial register. The registration restriction also applies to persons who hold some or all of their shares through nominees pursuant to paragraph 3 of this article. All of the foregoing is subject to art. 685d paragraph 3 of the Swiss Code of Obligations and to paragraph 6 of this article.

3 The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the board of directors has entered into a corresponding agreement.

4 Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), shall be treated as one single person or nominee within the meaning of paragraphs 2 and 3 of this article.

5 After hearing the registered shareholder or nominee, the Board of Directors may cancel the registration with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed immediately of the cancellation of the registration.

[1]	Unofficial translation of the French original (as published on Adecco’s homepage).

6 The Board of Directors shall specify the details and give the necessary orders concerning the adherence to the preceding regulations. In particular cases, the Board of Directors may allow exemptions from the limitation for registration in the share register or the regulation concerning nominees.

7 The limitation for registration in the share register provided for in this article shall also apply to shares acquired or subscribed by the exercise of subscription rights, option or conversion rights.”

Business Activities

Business Overview by Operating Division

The Adecco Group is the largest personnel services organisation in the world in terms of revenues, with 5,800 offices in 61 countries1. The Adecco Group’s personnel services include providing temporary personnel, placing permanent employees, outsourcing, training and testing temporary and permanent employees, executive search and providing outplacement counselling services. The Adecco Group strategy has focused on becoming number 1 or 2 (in terms of revenues) in the top staffing markets around the world. The Adecco Group believes that, in 2002, it was first (in terms of revenues) in its markets in the United States, Canada, France, Switzerland, Spain, Italy, Japan and Australia, second in the United Kingdom, Germany, Belgium and Scandinavia and fifth in The Netherlands.

The Adecco Group changed its reporting segments during 2001 to conform with its new structure. Thus, the Adecco Group’s reportable operating segments are: Staffing Services, Professional Staffing and Services, Career Services and e-HR Services. Segment information for prior periods has been restated to conform to the new presentation. The Adecco Group’s total net service revenues in these four operating segments are set forth below. See also “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” note 16.

	Historical Operating Segment Information Fiscal Years Ended
	2002	2001	2000
	(in millions)
Staffing Services Division	CHF 22,119	CHF 23,538	CHF 22,768
Professional Staffing and Services Division	2,510	3,271	3,571
Career Services Division	436	438	289
e-HR Services Division	21	—	—

Total net service revenues	CHF 25,086	CHF 27,247	CHF 26,628

During 2002, the Adecco Group generated 88 percent of its revenues from Staffing Services, 10 percent from Professional Staffing and Services, 2 percent from Career Services and less than 1 percent from e-HR Services. For 2001, the comparable percentages were 86 percent, 12 percent, 2 percent and less than 1 percent respectively.

Staffing Services provides mainstream staffing services including temporary staffing and permanent placement. Professional Staffing and Services provides highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Career Services provide outplacement and coaching. e-HR Services provide on-line recruitment activities. The Adecco Group provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

Staffing Services Division

At 29 December 2002, the Staffing Services Division operated in 62 countries across Europe, the Middle East, Africa, Asia Pacific, North and South America from a network of 5,278 branches.

The Adecco Group believes Staffing Services is number 1 or 2 (in terms of revenues) in 12 of the world’s top 13 staffing markets that account for 95 percent of industry revenues.

[1]	As of 29 December 2002, the Adecco Group was operating in 63 countries but it closed its operations in El Salvador and Guatemala as of 1 July 2003. The closing of those operations was immaterial in terms of revenues.

The Staffing Services network has international coverage and focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications. The Adecco Group is committed to meeting client and candidate expectations and optimising management of the flexible workforce with web-enabled tools, such as e-procurement, e-contracting and e-billing. The following are among the brands that operate within the Staffing Services Division:

        Adecco.    Under its flagship brand the Adecco Group provides the services of temporary and full-time clerical, industrial and technical temporary employees in 62 countries. The Adecco Group leverages proprietary information technologies such as Xpert® (“Can do, will do, will fit”), adeccoweb, JOB’shop recruiting kiosks, adecco.com, Internet recruiting and Connect Client information systems. Many Adecco brand offices specialise in a specific activity: Adecco Technical, Adecco Clerical, Adecco Light Industrial, Adecco Construction and Adecco Call Centres Solutions.

        Adia.    In France, the Olsten Corporation operations merged with Adia to form one of the largest networks in this market, with more than 470 offices. Adia operations, with both general staffing and specialised offices, have a local presence in what Adia believes to be all important markets.

Professional Staffing and Services Division

        At 29 December 2002, the Professional Staffing and Services Division operated in 18 countries across North America, Europe and Australia from a network of 440 offices.

        The Professional Staffing and Services Division operates with business lines specialised by industry, serving customers with temporary associates, contractors and permanent placement. The major focus is on information technology, finance and accounting, legal, high end office staff, telecom and engineering. The Professional Staffing and Services Division operates primarily under the Ajilon brand name worldwide. In selected markets, the Division’s business lines also include Computer People, Office Angels and Icon.

        Ajilon.    Ajilon is one of the largest technology employers and is at the forefront of developments in the information technology industry. Ajilon’s clients range from large multinationals, to mid-size corporations, to public employers and include a variety of industries such as manufacturing, finance, communications, health, transportation and insurance. In addition to supplemental staffing, Ajilon offers several managed services, where the Ajilon team takes responsibility for a complete project. Managed services include systems transformation, functional outsourcing, systems capacity, and software testing. From its base in the United States, Ajilon has expanded its operations to Canada, the United Kingdom, continental Europe and Australia.

        Computer People.    Established in 1972, Computer People is the United Kingdom’s leading staffing provider for the information technology industry and for e-commerce recruitment solutions. Computer People supplies individuals or complete project teams on a contract basis and finds permanent positions for highly qualified information technology professionals. Services range from high-volume recruitment and candidate-driven permanent placements to executive search and selection.

        Office Angels.    Established in 1986 Office Angels specialises in temporary and permanent recruitment of secretarial, administrative, call centre and junior financial staff.

        Icon.    With offices in many major cities of Australia, New Zealand, Hong Kong, Singapore and the Philippines, ICON Recruitment is an information technology resource provider of both permanent and contract information technology professionals. ICON aims to provide innovative and cost effective solutions and is committed to the investment and improvement of technologies that enables it to provide a better service, and add value to the recruitment process for both candidates and clients.

Career Services Division

At 29 December 2002, the Career Services Division operated from over 180 office locations worldwide.

        Lee Hecht Harrison.    Established in 1974, Lee Hecht Harrison is the career services company specialising in providing outplacement, leadership development, coaching and career development services. Lee Hecht Harrison’s focus is helping organisations and their employees deal with career transitions, career management and the effect of change on careers, work and employability. With worldwide office locations, Lee Hecht Harrison helps companies of all sizes manage change, downsizing and with respect to internal career mobility.

e-HR Services Division

At 29 December 2002, the e-HR Services Division operated in 14 countries across Europe.

        jobpilot (jobpilot AG).    Acquired by the Adecco Group during 2002, jobpilot is an established e-recruitment provider operating a European career market via the Internet in 14 countries. Established in 1995, jobpilot’s services are free to job seekers and include job exchanges for people who are already employed, entry-level job seekers, interns and trainees, as well as job searches using WAP technology and web-cam interviews. jobpilot offers its corporate clients the following services: placing and designing job offers, resume database research, aptitude assessment and several multimedia products.

Revenue Overview by Geographic Segment

	Historical Operating Segment Information Fiscal Years Ended
	2002	2001	2000
	(in millions)
Europe	CHF 15,364	CHF 16,473	CHF 15,713
North America	6,652	7,559	7,986
Asia Pacific	2,391	2,424	2,282
Rest of the World	679	791	647

Total net service revenues	CHF 25,086	CHF 27,247	CHF 26,628

Europe

At 29 December 2002, the Adecco Group operated in Europe in over 3,700 offices, producing 61 percent of the Adecco Group’s consolidated revenues in 2002. The eight largest countries by revenues are described below:

France

At 29 December 2002, the Adecco Group operated in France in over 1,600 offices, producing 34 percent of the Adecco Group’s consolidated revenues in 2002. France is the second largest market world-wide for temporary personnel services. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in France, and that its 2002 market share was about 33 percent in a market that includes more than 1,000 other active temporary personnel companies. Price competition in the French temporary personnel market is intense.

As part of the Olsten transaction, the Adecco Group acquired significant operations in France, including about 200 staffing offices.

United Kingdom

At 29 December 2002, the Adecco Group operated in the United Kingdom through 390 offices offering temporary personnel and permanent placement services. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in the United Kingdom.

The Adecco Group operates several speciality brands in the United Kingdom: Jonathan Wren supplies high-level permanent personnel to the banking and finance industry and technical personnel; Computer People supplies personnel who have skills in information technology and data processing and provides training; and Lee Hecht Harrison specialises in outplacement, career development, executive coaching, leadership development, retention and workforce consulting services.

Italy

At 29 December 2002, the Adecco Group operated in Italy through a network of over 490 offices. The Adecco Group believes that in 2002 it ranked first in temporary personnel services revenues in Italy and that its 2002 market share was about 32 percent. In Italy, the Adecco Group also offers full-time employment services and outplacement counselling services. Temporary work was legalised in Italy in June 1997, and has expanded rapidly. Although the environment is liberal, under government regulations, barriers to entry and to serving certain sectors remain.

Spain

At 29 December 2002, the Adecco Group operated in Spain through a network of over 310 offices. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Spain and that its 2002 market share was about 31 percent. The Adecco Group entered the Spanish market in 1994, following deregulation.

Switzerland

At 29 December 2002, the Adecco Group operated in Switzerland through a network of over 90 offices. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Switzerland and that its market share was about 25 percent. In addition to the temporary and full-time employment business, the Adecco Group offers outplacement counselling services, including assistance in résumé preparation, development of contact lists, interview skill-building, career planning and administrative and office support.

The Netherlands

At 29 December 2002, the Adecco Group operated over 210 offices in The Netherlands, primarily under the Adecco brand, providing temporary personnel and permanent placement services. The Adecco Group believes that in 2002 it ranked fifth in personnel services revenues in The Netherlands. The Dutch staffing market has the highest penetration rate of temporary personnel in the world.

Germany

At 29 December 2002, the Adecco Group operated in Germany in over 200 offices. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in Germany. The Adecco Group provides personnel to government and businesses seeking to outsource certain functions. Certain legal restrictions governing job categories and contract duration in the provision of temporary employment in Germany limit the market for temporary services (see “Regulation”).

Belgium

At 29 December 2002, the Adecco Group operated in Belgium in over 160 offices. The Adecco Group believes that in 2002 it ranked second in personnel services revenues in Belgium.

North America

At 29 December 2002, the Adecco Group operated in North America in over 1,600 offices throughout the United States and Canada. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in North America, where it provides temporary personnel, places permanent staff, provides outplacement counselling services and outsourcing and provides training and testing of temporary and permanent workers. The Adecco Group’s North American operations produced 27 percent of its consolidated revenues in 2002. In the United States, the Adecco Group operates through company-owned, franchise and licensed offices.

In March 2000, the Adecco Group completed the acquisition of the staffing and information technology businesses of Olsten Corporation. In separate transactions, the Adecco Group also acquired certain Olsten Corporation franchise operations which have been converted to the Adecco Group brands. For additional information regarding the Adecco-Olsten Corporation merger (see “Annex B – Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance”, note 2).

Asia Pacific

At 29 December 2002, the Adecco Group operated in Asia Pacific in over 250 offices, producing 10 percent of the Adecco Group’s consolidated revenues in 2002. The Adecco Group’s principal markets in Asia Pacific are in the countries of Australia and Japan.

Australia

At 29 December 2002, the Adecco Group operated in Australia in over 90 offices, providing personnel services, outsourcing services, engineering services and information technology staffing. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Australia and that its 2002 market share was approximately 17 percent.

Japan

At 29 December 2002, the Adecco Group operated in Japan in over 80 offices, principally in the Tokyo area. The Adecco Group believes that in 2002 it ranked first in personnel services revenues in Japan. Since the deregulation of the Temporary Dispatch Law in Japan in December 1999, the temporary staffing market has grown nearly 20 percent per annum. The Adecco Group anticipates that demand for its temporary personnel will remain strong in Japan, especially given the expected further easing of legal restrictions on temporary staffing.

Strategy

The Adecco Group’s strategy includes:

•	Growing faster than the market through a combination of organic and external growth;

•	Striving for market leadership with at least a 20 percent market share and number 1 or 2 position in all key markets where the Group operates;

•	Optimising the business mix and profitability by expanding into speciality and other high-margin segments;

•	Evolving from staffing to HR services;

•	Managing through a diversified multi-national team; and,

•	Using technology and web-based resources, both in the field and back office, to enhance service quality, to achieve cost efficiencies and to broaden the range of services provided.

Information Technology

During the past year, the Adecco Group continued its integrated “people, bricks and clicks” webcentric concept—AdeccoWeb—revolving around a central database, accessible to various levels via the web to colleagues, clients and candidates (see also “Method of Competition” below). It was established in Italy and Spain by the end of 2001. Through additional investments in 2003, the Adecco Group has rolled out AdeccoWeb in France and the UK. The Adecco Group expects to rollout AdeccoWeb to other main European markets during the remaining part of 2003 and early 2004.

In the financial systems area, the Adecco Group continued its rollout of PeopleSoft, extending it to small and medium sized business units.

Competition

The personnel services market is intensely competitive and highly fragmented, with few barriers to entry by potential competitors at the local level. In addition to the Adecco Group, the largest publicly-owned companies specialising in personnel services are Manpower Inc. (the United States), Vedior N.V. (the Netherlands), Randstad Holding N.V. (the Netherlands) and Kelly Services, Inc. (the United States). Only the Adecco Group and Manpower Inc., however, have significant market shares in all the major personnel services markets in the world.

In the personnel services industry, competition is generally limited to firms with offices located within a customer’s particular local market because temporary employees are generally unwilling to travel long distances. In most major markets, competitors generally include large publicly-traded companies and numerous regional and local competitors, some of which may operate in only a single market. Competition may also be provided by governmental entities, such as state employment offices and job centers, in many European countries.

Since many customers contract for their personnel services locally, competition varies from market to market. Many customers use more than one personnel services company and it is common for a major customer to use several personnel services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary personnel hiring with a single supplier or with a small number of firms. The Adecco Group’s customer base is large and diverse, with no customer accounting for a significant portion of revenues.

The Internet is also changing the way staffing companies do business. The Internet allows staffing companies to increase their revenues by providing improved services at a lower cost (through, for example, lower recruitment advertising costs, fewer branches and fewer internal staff members). Competition could intensify from on-line recruiters (i.e. Monster.com, careerbuilder.com), resume distribution companies (i.e. resumeblaster.com, resumexpress.com) and employer websites.

Methods of Competition

Personnel services firms act as intermediaries in matching available workers to employers, both temporary and permanent. As a result, personnel services firms compete both to recruit and retain a supply of workers and to attract customers who use temporary personnel. In addition, as increasing numbers of large companies look to personnel services firms to manage part of their human resources activities, the ability to provide these services in a professional manner becomes a differentiating factor.

Depending on the economy of a particular market at any point in time, it may be necessary to place greater emphasis either on recruitment and retention of employment candidates or on marketing to customers. The Adecco Group recruits employment candidates through a wide variety of means, such as personal referrals, advertisements and an attractive compensation package that includes vacation and holiday pay, incentive plans and recognition programs.

Methods used to market personnel services to customers vary depending on the customers’ perceived need for workers, the skill levels required and the local labour supply. Depending on these factors, the Adecco Group competes by means of quality of service provided, scope of service offered and price. Indications of quality include promptness in filling an assignment, the ability to effectively match an individual worker to a specific assignment, the performance of the worker in that assignment and the management tools offered to customers to help them control their use of personnel services. Success in these areas is a function of employing a highly-motivated permanent staff, properly training the staff on the methods of recruiting and matching candidates to assignments and effectively using the systems that have been developed to support these processes.

An important factor for companies in selecting a personnel services supplier is the supplier’s ability to control and deliver quality service. At 29 December 2002, the Adecco Group was certified under the international quality standard ISO 9002 in the majority of countries where the Adecco Group operations are located (including Australia, Austria, Belgium, Canada, the Czech Republic, France, Germany, Hungary, Japan, Luxembourg, Mexico, The Netherlands, New Zealand, Norway, Portugal, Spain, Switzerland, the United Kingdom and the United States). The ISO 9002 standard is given to a company after independent assessment of processes influencing quality. The standard’s objective is to give the Adecco Group’s management and its customers confidence in the Adecco Group’s operations. The Adecco Group believes it was among the first in the industry to seek to become certified for its consistent level of quality, and believes that this gives it a marketing advantage over many of its competitors.

Personnel service firms compete in the local market and the Adecco Group branches are an important point of sales for local clients and to attract local candidates. The extensive branch network and the flexibility to open and close branches in response to market changes is a clear advantage not only to serve local business but also to best serve national and global clients that are managed centrally but resourced through local offices.

Adecco’s integrated “people, bricks and clicks” webcentric concept, is based on a central database that offers:

•	Sharing of candidate information amongst branches, meaning better matching and faster placement capability

•	Sharing of client information between branches produces improved cross-selling opportunities and co-ordination of services to multi-site clients

•	Ease, speed and consistency of analysis plus control for colleagues, clients and candidates

Internet access to the database enables:

•	Clients and candidates to gain direct access to data, increasing the speed and reach of candidate or assignment searches. Clients and candidates can decide the level of support they require from the database. At base level, internet access operates as an information exchange between client and candidate. More frequently, the database is used to check availability and interviewing. At a higher level of service, the database may be used to manage the complete recruitment process.

•	Clients and candidates to be able also to perform via the internet portals most interactions and exchanges of information with the Adecco Group, such as signing and extending contracts, inserting and validating time sheets, reviewing billing and payroll information, analysing historical data and statistics on the provided services, and more.

•	New functionalities, such as automatic notification of new candidates or assignments, are possible as is linking with other communications channels, such as mobile phones.

Over one million French candidates joined the central database in 2002, creating a total of more than three million when including those registered in Italy and Spain. Web access for clients and candidates has been introduced in France in Q1 2003.

In Italy during 2002, a customised Professional Staffing and Services web gateway was added to the existing central database, demonstrating the capability of the AdeccoWeb platform to tailor the online services to specific clients’ and candidates’ needs, at the same time providing all the benefits of information sharing across divisions.

In 2003, the Adecco Group in the USA plans to introduce widespread web access for candidates and clients to its central database in addition to its existing Workcard vendor management system that allows client management of the staffing process on-line.

Xpert On Line provides assessment capabilities over the web, integrated with existing front office systems.

Regulation

Personnel services firms are generally subject to one or more of the following types of government regulation:

•	Regulation of the employer/employee relationship between a firm and its temporary personnel;

•	Registration, licensing, record keeping and reporting requirements; and

•	Substantive limitations on operations or the use of temporary employees by customers.

In most countries, including the United States, France and the United Kingdom, personnel services firms are considered the legal employers of their temporary personnel. Therefore, these firms are governed by laws regulating the employer/employee relationship, such as those on tax withholding or reporting, social security or retirement benefits, non-discrimination and workers’ compensation. In other countries, personnel services firms, while not the direct legal employers of temporary personnel, are still responsible for collecting taxes and social security deductions and transmitting these amounts to the taxing authorities.

In many countries, particularly in continental Europe, entry into the personnel services market is restricted by the requirement to register with, or obtain licenses from, a government agency. In addition, a wide variety of administrative requirements may be imposed, such as record keeping, using written contracts and reporting.

The personnel services industry is closely regulated in all of the major markets in which the Adecco Group operates, except the United States, Canada and the United Kingdom. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services. These restrictions include regulations:

•	Affecting the type of work permitted; for example, Germany prohibits the use of temporary workers in construction work, and Japan and Norway limit temporary work to certain defined categories of workers, which exclude, among other categories, industrial workers;

•	Restricting the maximum length of a temporary assignment, varying from 3 to 36 months; for example, in The Netherlands, a temporary employee, who has worked for one customer for 18 months or one agency for 36 months, automatically qualifies for a long-term contract;

•	Imposing requirements as to wage levels; for example, in France, Austria and Spain, wages paid to temporary workers must be the same as those paid to permanent workers; and

•	Restricting the circumstances under which temporary personnel may be employed; for example, in Germany, they must be fully employed without time limit and in France the government is not permitted to use temporary personnel services.

In some countries, special taxes, fees or costs are imposed in connection with the use of temporary personnel. For example, in France, to compensate for the precarious nature of their employment, temporary personnel are entitled to a 10 percent allowance, which is inapplicable if a new assignment is offered to them within three days. In some countries, the placement by private companies of permanent workers for a fee is prohibited.

In October 2001, a joint declaration was made between Euro-CIETT (Confédération Internationale des Enterprises de Travail Temporaire) of which the Adecco Group is a leading member, and UNI-Europa (Union Network International), representing the staffing industry and unions respectively. It proposed a framework for the new EU Directive on Private Agency Work that will guide positive regulation in the years ahead. The joint declaration called upon the European Commission to ensure that the directive:

1.	Recognised the use of agency employment as a means to enhance job opportunities and integration in the labour market in particular for special and/or disadvantaged groups;

2.	Established the principle of equal treatment at two levels:

•	obligations, which arise from the employment relationship that exists between the agency and the agency worker (for example, terms and conditions for the agency workers should be equal for the same job with one client); and

•	obligations, which arise from the fact that agency workers are assigned to work for and under the control of clients at their premises (for example, health and safety responsibility of the client should be the same for agency and non-agency workers); and

3.	Asked member states to periodically identify and review obstacles that may prevent agency work from playing a positive role in the labour market and eliminate them if appropriate.

In December 2002, the German Parliament passed a new temporary workers’ act, fundamentally reforming existing regulation. From the beginning of 2004, agencies must apply equal working conditions including remuneration to temporary workers. In addition, the maximum length of assignment restrictions will be lifted.

On 1 June 2002, the bilateral treaty with the EU entered into force. Over a period of 12 years, it will introduce freedom of movement for EU citizens in Switzerland. From 1 June 2004, the priority given to indigenous workers will be abolished.

Trademarks

The Adecco Group maintains a number of trademarks, trade names, service marks and other intangible rights. The principal marks are the Adecco service mark and logo and the speciality brand service marks and logos, including Adia, Olsten, Office Angels, Ajilon, Computer People, Icon, AOC, Jonathan Wren, TAD Telecom, Roevin, Lee Hecht Harrison and jobpilot. The Adecco Group has filed applications to register and/or has registered these trademarks and service marks in the major markets and countries where the Adecco Group operates and where such marks are used, as appropriate. The Adecco Group has taken reasonable steps to protect these trademarks and service marks in the major markets and countries where the Adecco Group operates and where such marks are used, as it deems appropriate. The Adecco Group is not currently aware of any infringing uses that would be likely to substantially injure the Adecco Group’s rights in such marks in the major markets and countries where such marks are used.

Investment Policy and Investments

Strategic transactions, including acquisitions, investments and disposal of assets, are handled based on the Adecco Group’s Authorisation Guidelines. For investments made, please see “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance”, notes 2, 3 and 5. There are no important current investments or approved material planned investments.

Debt Capital Market Instruments

See “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” pages 19 and 32.

Treasury Shares

See “Annex B — Adecco S.A. Annual Report 2002 — Financial Review and Corporate Governance” page 32.

Additional Information

Net Turnover

For information on the net turnover during the last two financial years, see “Annex B – Adecco Annual Report 2002 — Financial Review and Corporate Governance” page 8.

Major Consolidated Subsidiaries / Information on Property, Equipment and Leasehold Improvements

For information on the Adecco Group’s major consolidated subsidiaries, see “Annex B — Adecco Annual Report 2002 — Financial Review and Corporate Governance” pages 35 - 37.

For information on investments property, see “Annex B — Adecco Annual Report 2002 — Financial Review and Corporate Governance” page 18.

Intellectual Property

The Group is not dependent for its existence on any patents or licence agreements that are of significance for its business or profitability.

Acquisitions

The Adecco Group’s principal acquisitions over the last three years are as follows:

jobpilot acquisition.    In May 2002, the Adecco Group acquired 92.9 percent of the outstanding voting common shares of jobpilot AG, Bad Homburg, Germany (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately CHF 85 million in cash, net of CHF 17 million cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately CHF 4 million, following the approval of a mandatory sale at the jobpilot annual general meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources. jobpilot provides an internet platform for on-line staffing and recruiting. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of CHF 17 million. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of CHF 61 million at the date of acquisition was allocated to goodwill and is not tax deductible. Goodwill represents the Adecco Group’s cost to access the market, acquire industry expertise and to rapidly establish its e-HR Services Division.

Olsten Corporation.    In March 2000, the Adecco Group acquired all of the common stock of Olsten Corporation, Delaware, United States of America (“Olsten”), a leading supplier of staffing and information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe, and Latin America. In exchange for all of the common stock of Olsten, the Adecco Group paid approximately CHF 800 million cash, net of CHF 101 million cash acquired, assumed CHF 1,190 million in net debt, and issued to Olsten shareholders CHF 591 million in Adecco Shares. Additionally, CHF 17 million was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the Adecco Group stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 million (CHF 576 million) guaranteed convertible notes due 2004. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. In addition, Olsten had accumulated net operating loss carryforwards of CHF 23 million and capital loss carryforwards of CHF 690 million, the majority of which were utilised in the year 2000. As agreed under the terms of the purchase agreement, Olsten split off the company Olsten Health Services to the Olsten shareholders as a separate publicly traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company. In March 2001, the Adecco Group acquired the shares that it did not already own of Olsten Personnel Norden AS, an indirect subsidiary of Olsten Corporation. The purchase price was approximately CHF 184 million in cash and was funded with existing credit facilities and internal resources.

SECTION 6: RISK FACTORS

If the current economic downturn continues companies may use fewer temporary employees, which could materially adversely affect the Adecco Group

Demand for personnel services is sensitive to changes in the level of economic activity. For example, when economic activity begins to increase, temporary employees are often added before full-time employees are hired. During expansions, there is also increased competition among temporary services firms for qualified temporary personnel. As economic activity begins to slow down, companies tend to reduce their use of temporary employees before undertaking layoffs of their regular employees, resulting in decreased demand for temporary personnel. Over the past year, the Adecco Group has experienced less demand for its services and more competitive pricing pressure during the current period of economic downturn. In 2002 the Group faced challenging and uncertain economic conditions, particularly in the United States, the world’s largest staffing market. Any further significant economic downturn, particularly in France or North America where the Adecco Group collectively derived 60 percent of its 2002 revenues, could have a material adverse effect on the Adecco Group’s results of operations, financial position and liquidity.

The worldwide staffing services market is highly competitive with few barriers to entry, potentially limiting the Adecco Group’s ability to maintain or increase its market share or margins

The worldwide staffing services market is highly fragmented and competitive with few barriers to entry, although in recent years it has undergone some consolidation. The Adecco Group competes on a local and national basis in markets throughout North America, Europe, Australia, Asia and Latin America with full-service and specialised temporary service agencies. Moreover, competition from internet-based sources has increased, and seeks to displace the traditional staffing services businesses of the Adecco Group and its competitors by replacing them with new business models. While the majority of the Adecco Group’s competitors are significantly smaller than the Adecco Group, several competitors, including Manpower Inc. (the United States), Vedior N.V. (The Netherlands), Randstad Holding N.V. (The Netherlands) and Kelly Services, Inc. (the United States) have substantial marketing and financial resources. The Adecco Group expects that the level of competition will remain high in the future, which could limit the Adecco Group’s ability to maintain or increase its market share or margins.

The Adecco Group’s success depends upon its ability to attract and retain qualified temporary personnel

The Adecco Group depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its clients. The Adecco Group must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven professional skills or special industry know-how may be expected in periods of high demands for these individuals. There can be no assurance that qualified personnel will continue to be available to the Adecco Group in sufficient numbers and on terms of employment acceptable to the Adecco Group. The Adecco Group’s success will depend on its ability to recruit qualified temporary personnel and retain them.

If the Adecco Group loses its key personnel, its business may suffer

The Adecco Group’s operations are dependent on the continued efforts of its executive officers and senior management, particularly Jérôme Caille, Felix Weber, Luis Sánchez de León, Ray Roe and Steve Harrison. In addition, The Adecco Group is dependent on the performance and productivity of its local managers and field personnel. The Adecco Group’s ability to attract and retain business is significantly affected by local relationships and the quality of service rendered. The loss of those key executive officers and senior management who have acquired experience in operating a staffing service company on an international level may cause a significant disruption to the Adecco Group’s business. Moreover, the loss of the Adecco Group’s key local managers and field personnel may jeopardise existing customer relationships with businesses that continue to use the Adecco Group’s staffing services based upon past direct relationships with these local managers and field personnel. Either of these types of losses could adversely affect the Adecco Group’s operations, including its ability to establish and maintain customer relationships.

The Adecco Group may be exposed to employment-related claims and costs that could materially adversely affect its business

The Adecco Group is in the business of employing people and placing them in the workplace of other businesses. Attendant risks of these activities include possible claims by customers or third parties of employee misconduct or negligence, claims by employees of discrimination or harassment (including claims relating to actions of the Adecco Group’s customers), claims related to the inadvertent employment of illegal aliens or unlicensed personnel, payment of workers’ compensation claims and other similar claims. These risks are especially prevalent in the United States where the legal systems favour class actions and claims for damages in excessive amounts. The Adecco Group has policies and guidelines in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. However, there can be no assurances that the Adecco Group will not experience these problems in the future, that the insurance will cover all claims that may be asserted against the Adecco Group or that the Adecco Group may not incur fines or other losses or negative publicity with respect to these problems that could have a material adverse effect on the Adecco Group’s business.

The cost of unemployment insurance premiums and workers’ compensation costs for the Adecco Group’s temporary employees may rise and reduce the Adecco Group’s margins

Businesses use temporary staffing in part to shift certain employment costs and risks to personnel services companies. For example, the Adecco Group is responsible for and pays unemployment insurance premiums and workers’ compensation for its temporary employees. In the United States of America these costs have risen substantially as a result of increased claims and governmental regulation. There can be no assurance that the Adecco Group will be able to increase the fees charged to its clients in the future to keep pace with increased costs. Price competition in the personnel services industry is intense. There can be no assurance that the Adecco Group will maintain its margins, and if it does not, its results of operations, financial condition, and liquidity could be adversely affected.

Business risks associated with the Adecco Group’s international operations including currency fluctuations may adversely affect the Adecco Group’s operating results when translating foreign currency into CHF

The Adecco Group’s operations are conducted around the world. Operations in the Adecco Group’s markets are subject to risks inherent in international business activities, including, but not limited to:

•	Foreign currency fluctuation;

•	Varying economic and political conditions;

•	Cultures and business practices in different regions;

•	Overlapping or different tax structures;

•	Accounting and reporting requirement compliance;

•	Changing and, in some cases, complex or ambiguous laws and regulations; and,

•	Litigation claims and judgments

The Adecco Group’s local operations are reported in the applicable foreign currencies and then translated into CHF at the applicable foreign currency exchange rates for inclusion in the Adecco Group’s Consolidated Financial Statements. Exchange rates for currencies of these countries may fluctuate in relation to CHF and these fluctuations may have an adverse effect on the Adecco Group’s operating results when translating foreign currency into CHF. Beginning in 2003 the Adecco Group has changed its reporting currency from the CHF to the Euro.

Adecco’s Shares are listed and traded on the SWX and Euronext Premier Marché. The prices for Adecco Shares on the SWX are expressed in CHF, and the prices for Adecco Shares on Euronext are expressed in Euro, but dividends on Adecco Shares, if any, are only paid in CHF. Fluctuations in the exchange rate between CHF or Euro and the U.S. dollar will affect the U.S. dollar equivalent of the CHF price of Adecco Shares on the SWX and the Euro price on the Paris Stock Exchange. These fluctuations are also likely to affect the market prices of Adecco American Depository Receipts (ADRs) and may negatively affect the U.S. dollar value of any dividend payments holders of Adecco ADRs may receive in the future.

The Adecco Group’s acquisition strategy may have an adverse effect on the Adecco Group’s business

The Adecco Group has acquired the following personnel services businesses in recent periods:

•	Delphi Group in April 1999 for a purchase price of CHF 395 million;

•	Career Staff in May 1999 for a purchase price of CHF 128 million;

•	Olsten Corporation in March 2000 for a purchase price of approximately CHF 1,510 million. In March 2001, the Adecco Group acquired the shares it did not already own of Olsten Norway AS, a subsidiary of Olsten Corporation, for approximately CHF 184 million; and,

•	jobpilot AG in May 2002, for approximately CHF 102 million. In October 2002, the Adecco Group acquired the shares it did not already own for approximately CHF 4 million.

All other acquisitions since 1998 were immaterial. The Adecco Group may make material acquisitions in the future. Acquisitions may involve significant risks, including but not limited to:

•	Difficulties in the assimilation of the operations, services and corporate culture of the acquired companies;

•	Over-valuation by the Adecco Group of the acquired companies;

•	Insufficient indemnification from the selling parties for legal liabilities incurred by the acquired companies prior to the acquisitions; and,

•	Diversion of management’s attention from other business concerns.

In addition, further acquisitions would likely result in the incurrence of debt or, if stock is issued, potential dilution, and contingent liabilities and an increase in interest expense and amortisation expenses related to intangible assets, which could have a material adverse effect on the Adecco Group’s results of operations, financial condition and liquidity. For all these reasons, any future acquisitions or failure to effectively integrate acquired companies could adversely affect the Adecco Group’s business.

Philippe Foriel-Destezet and the Jacobs Group together own and control about 34.6 percent of Adecco’s Shares, and therefore have the ability to make decisions that may adversely affect the market price of Shares and ADRs

On 2 June 2003, Philippe Foriel-Destezet, a director of Adecco, owned, directly or indirectly, about 18.3 percent and KJ Jacobs AG and members of the family of Klaus J. Jacobs (the “Jacobs Group”) owned, directly or indirectly, about 16.3 percent of the 186,700,123 then outstanding Shares. See “Major Shareholders and Related Party Transactions”.

The direct and indirect ownership of a substantial percentage of the outstanding Shares by Mr. Foriel-Destezet and the Jacobs Group provides them with the power to make decisions for the Adecco Group that may be detrimental to the interests of an individual stockholder. For example, they may vote to delay, defer or prevent a change in control of the Adecco Group, which may discourage bids for the Shares, or otherwise adversely affect the market price of the Shares and/or the Bonds (including by selling Shares). Neither Philippe Foriel-Destezet nor the Jacobs Group are subject to the 90-days lock-up provisions described in “General Information — Lock-up”.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may adversely affect the Group’s business and results of operations

In many jurisdictions in which the Adecco Group operates, such as Belgium, Germany, Italy, France, The Netherlands and Spain, the temporary employment industry is heavily regulated. For example, governmental regulations in Germany restrict the length of contracts of temporary employees and the industries in which temporary employees may be utilised. There can be no assurance that the countries in which the Adecco Group operates will not:

•	Create additional regulations that prohibit or restrict types of employment services the Adecco Group currently provides;

•	Require the Adecco Group to obtain additional licensing to provide staffing services; or

•	Increase taxes payable by the providers of staffing services.

The Adecco Group does not believe that any of the pending regulatory changes of the temporary employment industry will have a material adverse effect on the Adecco Group’s business. However, future changes in regulations may make it more difficult or expensive for the Adecco Group to continue to provide its staffing services and may have an adverse effect on the Adecco Group’s financial condition, results of operations and liquidity.

Shareholders may have a limited ability to participate in the Adecco Group rights offerings

Swiss law generally requires a corporation to offer its shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage whenever a Swiss corporation issues new shares, a concept known as “pre-emptive rights”. If by the terms of any rights offering or for any other reason it is impracticable to make the rights or net proceeds available to any holder of Adecco ADS, Morgan Guaranty Trust Company of New York, as the depository of the Adecco shares represented by the ADS and as the issuer of the ADS, may allow the rights to lapse pursuant to the deposit agreement among Adecco, Morgan Guaranty Trust Company of New York and, by virtue of ownership of the ADS, the holders of ADS. In addition, United States holders of ADS may not be able to exercise pre-emptive rights through Morgan Guaranty Trust Company of New York unless a registration statement under the Securities Act is effective with respect to these rights or an exemption from the registration requirement thereunder is available. The Adecco Group intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any of these registration statements, any benefits to it of enabling the holders of the ADS to exercise these rights and any other factors the Adecco Group considers appropriate at the time and then will make a decision as to whether to file any of these registration statements. Therefore, no assurance can be given that any of these registration statements would be filed. Similar restrictions apply to U.S. holders of Adecco shares. To the extent holders of ADS are unable to exercise their rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, Morgan Guaranty Trust Company of New York may attempt to sell the holders’ pre-emptive rights and distribute the net proceeds thereof, if any, to the holders of ADS. In any of these cases, the holders’ equity interest in the Adecco Group would be diluted proportionately. Morgan Guaranty Trust Company of New York, after consultation with the Adecco Group, will have discretion as to the procedure for making pre-emptive rights available to holders of ADS, or if the rights have value, which they frequently do not, in disposing of these rights and making the net proceeds available to these holders.

The Adecco Group’s failure to comply with restrictive covenants in loan agreements or bond issues could trigger repayment obligations

The Adecco Group accepted restrictive covenants in its finance arrangements with banks and third parties customary for these types of transactions. These covenants relate, among other things to financial ratios such as (i) the ratio of EBITDA to Consolidated Interest Expenses shall not be less than 5:1, in respect of any four consecutive quarters, (ii) the ratio of Net Consolidated Financial Debt at the end of any financial quarter to EBITDA for the four consecutive quarters ending at the end of such first mentioned quarter shall be equal to or less than 3.0:1. Not complying with these covenants might result in the Adecco Group being required to repay all borrowings before their due date. Such repayment obligations may have a material adverse effect on the Adecco Group’s business and financial conditions.

Limitations on shareholders’ voting rights may render Adecco unattractive for a take-over

Article 4 of Adecco’s Articles of Incorporation limits any shareholders’ right to vote for more than 5 percent of the issued and outstanding share capital. This restriction may render Adecco unattractive for a take-over by third parties.

There may be risks related to Adecco/the Group’s use of Arthur Andersen SA as its independent auditors in the past

Arthur Andersen S.A., an affiliate of Arthur Andersen LLP, (“Arthur Andersen”), Adecco/the Group’s former independent auditors, ceased operations as a foreign associated firm of the Securities and

Exchange Commission Practice Section of the American Institute of Certified Public Accountants during 2002. Although Adecco Group replaced Arthur Andersen LLP with Ernst & Young Ltd as a principal independent public accountant, it has not engaged Ernst & Young to re-audit its consolidated financial statements for the fiscal years ended 30 December 2001 and 31 December 2000 which were audited by Arthur Andersen.

There may be risks related to Arthur Andersen that may negatively affect the ability of the Adecco Group to access the capital markets

SEC rules and regulations require the Adecco Group to present historical audited financial statements in various SEC filings, such as registration statements, along with independent auditors’ consent to the inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen LLP and its affiliates, the Group would be unable to access the public capital markets unless another independent auditor is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, prospective Holders in any future offerings the Group makes for which it uses Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by prospective Holders in Adecco’s securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on Adecco’s audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, the Group may not be able to bring to the market successfully an offering of Adecco’s securities. Consequently, the Group’s financing costs may increase or it may miss attractive market opportunities.

A liquid market for the Bonds may fail to develop

There is no established trading market for the Bonds. The liquidity of any market will depend upon the number of Holders, the market for similar securities, the interest of securities dealers in making a market in the Bonds and other factors. Although the Bonds are expected to be listed on the SWX, a liquid trading market may not develop for the Bonds.

Possible Volatility of the Price of the Bonds

The trading prices of the Bonds may be subject to fluctuations in response to numerous factors including, but not limited to, variations in the periodic operating results of the Guarantor and the Issuer, changes in investor perceptions of the Guarantor and the Issuer, the depth and liquidity of the market for the Bonds and changes in actual or forecast global or regional economic conditions and interest rate fluctuations. In addition, the global bond markets have from time to time experienced extreme price and volume fluctuations. Developments in, and changes to securities analyst recommendations regarding the personnel services industry may also influence and introduce volatility to the price of the Bonds in the market. Any such broad market fluctuations may adversely affect the trading price of the Bonds.

Adecco’s Credit Rating may be Subject to Change

The current long term ratings/outlook for the Guarantor’s senior unsecured long term debt are Baa2/Negative from Moody’s and BBB+/Negative from Standard & Poor’s. Whilst the Bonds are expected to be rated in line with the Guarantor’s senior unsecured long term debt, these ratings may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation, which would have a consequent impact on the price of the Bonds in the market.

Annex A

Adecco Financial Services (Bermuda) Ltd.

Financial statements as of December 30, 2002

together with Report of Independent Auditors

■	Reid Hall 3 Reid Street Hamilton HM 11, Bermuda P.O. Box HM 463 Hamilton HM BX, Bermuda	■	Phone: 441 295 7000 Fax: 441 295 5193

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDER OF

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

We have audited the accompanying balance sheet of Adecco Financial Services (Bermuda) Ltd. as at December 29, 2002, and the related statements of operations and comprehensive loss, changes in shareholder’s equity and cash flows for the year then ended, These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Adecco Financial Services (Bermuda) Ltd. as of December 30, 2001 and for the period from October 27, 2000 (date of incorporation) to December 30, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 28, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adecco Financial Services (Bermuda) Ltd. as of December 29, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

April 11, 2003

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

BALANCE SHEETS AS OF DECEMBER 29, 2002 AND DECEMBER 30, 2001

	December 29, 2002	December 30, 2001
	Sfr	Sfr
ASSETS

Current assets

Cash and cash equivalents	103,571	105,751
Accrued interest receivable from related party	5,230,967	6,335,287
Interest receivable from swap contracts	22,473,246	22,022,470
Loans due from affiliate	521,358,000	624,922,800

Total current assets	549,165,784	653,386,308

Cash flow hedges	18,992,716	-
Non-trading derivatives	47,906,788	-
Deferred financing costs	2,969,664	3,895,272

TOTAL ASSETS	619,034,952	657,281,580

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities

Accrued interest payable	27,616,500	28,246,842
Accounts payable and accrued liabilities	25,227	38,242
Accrued interest payable to parent	10,194	-
Loan payable to parent	3,759,911	-

Total current liabilities	31,411,832	28,285,084

Cash flow hedges	-	20,489,533
Fair value hedges	3,329,313	8,497,016
Non-trading derivatives	-	7,544,157
Long-term debt	593,848,395	594,216,678

Total liabilities	628,589,540	659,032,468

Shareholder’s equity

Share capital
- Authorized,issued and fully paid at December 29, 2002 and December 30, 2001 12,000 common shares with a par value of $1 U.S. each	20,774	20,774
Accumulated other comprehensive loss	(6,748,322)	(2,237,329)
(Accumulated deficit) Retained earnings	(2,827,040)	465,667

Total shareholder’s equity	(9,554,588)	(1,750,888)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	619,034,952	657,281,580

APPROVED BY THE BOARD:

Director

Director

The accompanying notes to financial statements are an integral part of these financial statements.

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 29, 2002 AND

FOR THE PERIOD OF INCEPTION (OCTOBER 27, 2000) TO DECEMBER 30, 2001

	2002	2001

	Sfr	Sfr
Revenues

Interest income from affiliate	29,692,202	31,252,772

Expenses

Interest expense	29,186,318	30,739,092
Interest expense to parent	50,661	-
Bond guarantee fees to parent	4,266,800	-
General and administrative expenses	86,363	79,475

	33,590,142	30,818,567

Net (loss) income before other income	(3,897,940)	434,205

Other income, net	605,233	31,462

Net (loss) income	(3,292,707)	465,667

The accompanying notes are an integral part of these financial statements.

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 29, 2002 AND

FOR THE PERIOD OF INCEPTION (OCTOBER 27, 2000) TO DECEMBER 30, 2001

	2002	2001

	Sfr	Sfr

Net (loss) income	(3,292,707)	465,667

Other comprehensive loss

Cash flow hedge inefficiencies recognized in net (loss) income	(676,236)	(531,916)
Current year loss on hedging activities	(3,834,757)	(1,705,413)

Comprehensive loss	(7,803,700)	(1,771,662)

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEAR ENDED DECEMBER 29, 2002 AND

FOR THE PERIOD OF INCEPTION (OCTOBER 27, 2000) TO DECEMBER 30, 2001

	2002	2001

	Sfr	Sfr
Share capital

Opening Balance	20,774	-
Common shares issued	-	20,774

Balance, end of year	20,774	20,774

	2002	2001

	Sfr	Sfr
Retained earnings

Opening Balance	465,667	-
Net (loss) income	(3,292,707)	465,667

Balance, end of year	(2,827,040)	465,667

	2002	2001

	Sfr	Sfr
Accumulated other comprehensive loss

Opening Balance	(2,237,329)	-
Cash flow hedge inefficiencies recognized in net (loss) income	(676,236)	(531,916)
Current year loss on hedging activities	(3,834,757)	(1,705,413)

Balance, end of year	(6,748,322)	(2,237,329)

The accompanying notes are an integral part of these financial statements.

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 29, 2002 AND

FOR THE PERIOD OF INCEPTION (OCTOBER 27, 2000) TO DECEMBER 30, 2001

	2002	2001

	Sfr	Sfr
Cash flows from operating activities

Net (loss) income	(3,292,707)	465,667
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization of deferred financing costs	925,608	732,774
Amortization of discount on long-term debt	297,506	235,526
Net gain from inefficiencies on fair value hedge	(611,458)	(396,442)
Foreign exchange loss on loans due from affiliate	55,025,760	2,193,915
Gain on non-trading derivatives	(55,450,945)	(2,111,298)
Gain recognized on cash flow hedges	(676,236)	(531,916)
Add (deduct) changes in assets and liabilities:
- Accrued interest receivable	653,544	(28,357,757)
- Accrued interest payable	(620,148)	28,246,842
- Accounts payable and accrued liabilities	(13,015)	38,242

Net cash (used in) provided by operating activities	(3,762,091)	515,553

Cash flows used in investing activity

Issuance of loans to affiliate	-	(629,052,000)

Cash flow from financing activities

Proceeds from issuance of long-term debt	-	629,559,335
Loans received from parent	3,759,911	-
Issuance costs in connection with long-term debt	-	(937,911)
Proceeds from issuance of share capital	-	20,774

Net cash provided by financing activities	3,759,911	628,642,198

(Decrease) increase in cash and cash equivalents	(2,180)	105,751

Cash and cash equivalents, beginning of year	105,751	-

Cash and cash equivalents, end of year	103,571	105,751

Supplemental disclosures of cash flow information

Cash paid during the year of interest	28,967,037	24,366,218

The accompanying notes are an integral part of these financial statements.

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 29, 2002

(Expressed in Swiss Francs)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Adecco Financial Services (Bermuda) Ltd. (the “Company”) was incorporated under the laws of Bermuda on October 27, 2000 and is wholly-owned by Adecco S.A. of Switzerland (the “Parent”). The Company was formed to be active in the field of financial services and on March 13, 2001 issued €400 million 6% Guaranteed Notes (the “Notes”) due in 2006 unconditionally and irrevocably guaranteed by the Parent. The proceeds of the Notes issue were lent by the Company to an affiliate.

During 2002, the Parent commenced charging the Company for various financial guarantees provided to the holders of the Notes and various financial institutions that provide derivative trading facilities (see Note 8). Loans due from the Company’s affiliate do not provide sufficient income to meet the Company’s ongoing interest obligations to the holders of the Notes, as well as the guarantee fees due to the Parent. As a result, the Company has incurred a loss of 3,292,707 for the current year and expects to incur losses of a similar magnitude each year until the Notes are due. The Parent has guaranteed the Notes and the holders of the Notes are not directly affected by this financial deficit. If there is a shortfall of funds, the Parent will not receive all guarantee fees which it is owed. The Parent has represented to the Company that it will not require repayment of the loan due to the Parent described in Note 8 for a period which extends beyond the next year. These financial statements are therefore prepared on the basis that the Company will continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reported period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the Company:

a)	Interest income

Interest income is recognized as earned on an accrual basis.

b)	Cash equivalents

All highly liquid instruments with an original maturity of three months or less are considered to be cash equivalents.

c)	Foreign currency translation

The activities of the Company are an extension of the Parent company and therefore the functional currency of the Company is the same as the Parent, the Swiss Franc. Foreign currency assets and liabilities that are denominated in other currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing at the dates of the transactions.

d)	Deferred financing costs

Deferred financing costs represent costs incurred in connection with the issuance of the Notes as well as the original costs incurred in connection with the cross-currency interest rate swaps and are being amortized over the term of the Notes.

e)	Financial instruments and derivatives

The Company is a Swiss Franc functional currency company. The Notes are denominated in EUR and the loans due from affiliate are denominated in US dollars (USD) and the Company is therefore exposed to effects of changes in foreign currency exchange rates.

1

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

AS OF DECEMBER 29, 2002

(Expressed in Swiss Francs)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

In accordance with SFAS 133, the Company records all derivative instruments at fair value as either assets or liabilities on the balance sheet, regardless of the purpose or intent for holding the derivative.

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the derivative financial instrument and the hedged item are recognized in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet.

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholder’s equity until the hedged item affects earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the earnings. The changes in fair value of the hedged item are not recorded as an adjustment to its carrying amount on the balance sheet.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings.

In order to mitigate the impact of currency exchange rate fluctuation, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In addition, to mitigate interest rate risk, the Company enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimize volatility of earnings and cash flows. The responsibility to assess exposure as well as to enter into and manage derivative instruments is centralized in the group treasury department of the Company’s Parent. The activities of the group treasury department are covered by corporate polices and procedures approved by the Board of Directors, which specifically prohibit the use of derivative instruments for trading and speculative purposes. Senior management approves the hedging strategy and monitors the underlying market risks.

3.	LOANS DUE FROM AFFILIATE

The Company has two loans due from Adecco Coordination Center SA (Formerly Ficomexa Coordination Center SA), a direct subsidiary of the Parent. The first loan has a principle amount of USD 174,350,000 and a fixed interest rate of 6.905% per annum calculated on an actual/360 basis. The loan is due March 17, 2003 and renews automatically every 6 months until March 2006, at which time the loan is due. The second loan has a principle amount of USD 197,650,000 and has a variable interest rate which is adjusted quarterly. Variable interest is calculated at the Eurobond LIBOR fixing rate of 1.41% (2001: 1.87%) plus 1.475% per annum calculated on an actual/360 basis. The second loan is due March 17, 2003 and renews automatically each quarter until March 2006 at which time the loan is due. A summary of the balance of the loans receivable and the accrued interest is as follows:

		Principle			Accrued Interest

		2002	2001		2002	2001

Loan 1	SFr	244,351,525	292,890,565	SFr	4,921,138	5,898,692

Loan 2		277,006,475	332,032,235		309,829	436,595

	SFr	521,358,000	624,922,800	SFr	5,230,967	6,335,287

2

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

AS OF DECEMBER 29, 2002

(Expressed in Swiss Francs)

4.	LONG-TERM DEBT

The Company issued €400 million Guaranteed Notes due March 15, 2006 on March 13, 2001. The Notes bear interest at 6% per annum payable annually in arrears on March 15 each year commencing on March 15, 2002. The Company may, at its option, redeem all, and only all, of the Notes at any time at par plus accrued interest, in the event of changes affecting taxes in Bermuda and Switzerland. The Notes are listed on the Luxembourg Stock Exchange and are fully guaranteed by Adecco S.A. The Company has entered into a series of cross-currency interest rate swaps such that 53% of the Notes are subject to fair value hedge accounting and 47% of the Notes are subject to cash flow hedge accounting under SFAS 133 (see Note 5).

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amount and the fair value of financial instruments: (Sfr millions)

	At December 29, 2002		At December 30, 2001

	Carrying value	Fair value	Carrying value	Fair value

ASSETS-
Loans due from affiliate	521	521	625	625

LIABILITIES-
Long-term debt	594	607	594	598

DERIVATIVE INSTRUMENTS

ASSETS-
Cash flow hedges	19	19	-	-
Non-trading derivatives	47	47	-	-

LIABILITIES-
Fair value hedges	3	3	8	8
Cash flow hedges	-	-	20	20
Non-trading derivatives	-	-	8	8

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

a)	Cash equivalents

The carrying amount approximates the fair value because of the short maturity of those instruments.

b)	Long-term debt

The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices.

c)	Loan due from affiliate and loan due to Parent

The carrying value of the loans approximate fair value.

d)	Cross-currency and interest rate swaps

The fair value of instruments used to hedge interest rate risk is calculated by using the present value of future cash flows obtained from financial institutions. The accrued interest value on the swaps is presented separately.

3

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

AS OF DECEMBER 29, 2002

(Expressed in Swiss Francs)

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Company has entered into various cross-currency and interest rate swap agreements to mitigate certain foreign currency and interest rate risks on external debt and affiliate funding. The main currency exposures being hedged are the Euro and US Dollar exposures against the Swiss Franc.

e)	Fair value hedges

Cross-currency interest rate swap agreements which contain receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to five years and expire on March 15, 2006. Net gains and losses on changes in fair values of hedged assets and liabilities as well as on the derivative instruments designated as fair value hedges are recognized in earnings. A net gain of 525,603 was recognized during 2002 (2001: 328,474) in connection with the fair value hedging activities and was classified as other income. A gain of 85,855 (2001: 67,969) was excluded from the assessment of hedge effectiveness and was classified as a reduction in interest expense.

f)	Cash flow hedges

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency are designated as cash flow hedges. The contracts outstanding have an original contract period of 5 years and expire on March 15, 2006. Gains and losses on the revaluation of external debt and loans due from affiliates, as well as on the derivative instruments that are designated and qualify as cash flow hedges, are reported as a separate component of accumulated other comprehensive income (loss) to the extent the hedge is effective. During 2002, a gain of 676,236 (2001: 531,916) was recognized as a reduction of interest expense representing a component of the change in value of the cash flow hedges which was excluded from the assessment of hedge effectiveness. Additional income of 2,155,660 (2001: 2,827,554) will be subsequently reclassified into earnings and recorded as a reduction of interest expense on a straight-line basis until March 15, 2006.

g)	Non-hedge activities

The Company has certain cross currency swap contracts which are not designated as hedges under SFAS No. 133 as they do not qualify for hedge accounting. These contracts are entered into in accordance with the written treasury policies and procedures and are not entered into for trading or speculative purposes. Gains and losses on these contracts are recognized in earnings.

6.	CONCENTRATION OF RISK

The Company is a party to financial instruments with concentrations of credit risk, market risk and foreign exchange risk in the normal course of its business.

Credit risk arises from failure of the counterparty to perform according to the terms of a contract or other obligation. The Company does not require collateral or other security to support financial instruments with credit risk.

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash, loans due from affiliate and derivative financial instruments. The Company places its cash in a financial institution in Bermuda that management assesses to be of high credit quality. To minimize counterparty exposure on derivative instruments, the Company has entered into its derivative contracts with two large multinational banks and limits the notional amount of exposure with each counterparty.

Loans, interest receivable and certain cash balances are denominated in U.S. Dollars and Euro’s. Foreign exchange risk arises from exposure to fluctuations in the exchange rate between U.S. Dollars and Swiss Francs (the reporting currency), and Euro’s and Swiss Francs.

4

ADECCO FINANCIAL SERVICES (BERMUDA) LTD.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

AS OF DECEMBER 29, 2002

(Expressed in Swiss Francs)

7.	TAXES

At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

8.	TRANSACTIONS WITH PARENT COMPANY

The Company is obligated to pay the Parent a fee in connection with guarantees provided by the Parent to the holders of the Notes as well as to the counterparties on the Company’s cross-currency interest rate swap derivatives. The fee commenced in 2002 and requires the Company to pay a fee calculated at the rate of 0.5% on the external debt and 0.5% of the available derivative facility. Guarantee fees of 4,266,800 were charged by the Parent to the Company during 2002.

The loan payable to the Parent relates to the amounts advanced to the Company for the guarantee fees that have not been paid. As of December 29, 2002, the balance of the loan to the Parent was 3,759,912 and was due on February 20, 2003. The loan bore interest at the rate of 3 month CHF LIBOR plus 1% and had a rate of 2.44% at December 29, 2002. During February 2003, the loan was not paid in full and the principal outstanding was increased for additional unpaid amounts incurred during 2003. The new loan has a principal amount of 4,755,763 and the new loan plus accrued interest is due on May 20, 2003.

5

Annex B

ANNUAL REPORT 2002

Financial Review and Corporate Governance

Making people successful in a changing world

Every 24 hours

the Adecco Group’s network connects 650,000 Associates with 100,000 business Clients through its network of 29,000 employees and 5,800 offices in 63* countries around the world.

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions and is No. 1 or 2 in 12 of the world’s top 13 staffing markets that account for 95% of the industry revenues. Managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate Clients and qualified Associates.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange

(ADEN/trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

*As of February 1, 2003

Financial Review
Management’s Discussion and Analysis	4
Selected Financial Information	8
Consolidated Financial Statements	9
Notes to the Consolidated Financial Statements	13
Report of the Group Auditors	29
Adecco S.A. Financial Statements	30
Report of the Statutory Auditors	34
Major Consolidated Subsidiaries	35

Corporate Governance
Structure and Shareholders	38
Capital Structure	39
Board of Directors	41
Senior Management	43
Compensation, Shareholdings and Loans	44
Shareholders’ Rights	46
Changes of Control and Defence Measures	48
Auditors	48
Information Policy	48

Investor Information	49

Management’s Discussion and Analysis

In millions, except share and per share amounts

The information in this Financial Review is based on, and should be read in conjunction with, the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are included elsewhere in this Annual Report.

Overview

During 2002, the Adecco Group faced the most challenging and uncertain economic conditions since the merger of Adia and Ecco in 1996. The broad-based economic recovery that had been hoped for at the beginning of the year did not take hold, with conditions in the United States, the world’s largest staffing market, being particularly tough. Despite this challenging economic backdrop, the Adecco Group made significant progress internally through the establishment of a new divisional organisation under the leadership of a new CEO. As many of our largest clients grappled with the need to retrench, the value afforded by a flexible approach to workforce management provided by the Adecco Group became even more apparent. The Career Services Division again benefited strongly from this environment. This period has also enabled us to refocus on organic growth through serving the needs of smaller and mid-sized clients and strengthening the retail sales focus of the branch network. As necessary, the cost structure has been adapted to the ongoing lower level of activities. Despite the closing of branches, the Adecco Group’s market share was expanded or sustained in nearly every major market and division during the year.

The Adecco Group is one of the global leaders in providing human resources solutions. This position has enabled us to continue to invest in technology in support of operations and to expand the branch network. One significant acquisition was completed during the year. We welcomed jobpilot, one of the leading Internet job boards in Europe, as an Adecco Group company within the e-HR Services Division.

Results for the full year of 2002 showed a decrease in consolidated revenue to CHF 25,086, a reduction of 8%. This led to a decrease in consolidated operating income before amortisation of goodwill and other intangibles of 44% to CHF 662. Operating margin dropped 170 basis points to 2.6%. The Adecco Group generated CHF 647 of cash from operating activities resulting in an improved debt structure. Net debt (including off balance sheet debt net of long-term proceeds not yet received of CHF 85) was reduced by CHF 553 to CHF 2,047.

Results of Operations—Year Ended December 29, 2002 compared to Year Ended December 30, 2001

Currency trends

The average exchange rates for all of the major currencies that are translated in the consolidated statements of operations reported in Swiss francs were significantly weaker in 2002 compared to 2001. This reduced the amount of consolidated revenues by 5% and reduced the amount of consolidated operating income by 4%. The December 29, 2002, year-end currency exchange rates for all of the major currencies translated in the Adecco Group’s consolidated balance sheet that are reported in Swiss francs also depreciated against the Swiss Franc as compared to December 30, 2001.

Beginning in 2003 the Adecco Group will change its reporting currency from the Swiss Franc to the euro. This change is expected to reduce, but not eliminate, the effects of fluctuations in exchange rates on the consolidated financial statements.

Exchange rate movements exaggerate revenue decrease in local currency of 3%

The Adecco Group’s net service revenues derived from temporary and permanent personnel placement, career management and outplacement services and e-HR services were CHF 25,086 in 2002, representing a decrease of CHF 2,161 or 8% from consolidated net service revenues of CHF 27,247 in 2001. The revenue reduction is mainly due to the decrease in service hours provided to customers and the weakening of foreign currencies offset by growth in the Career Services Division. The addition of jobpilot added approximately CHF 20 to net service revenues. On a constant currency basis, revenues declined by 3%.

The Adecco Group saw revenue decline in its two largest regions namely Europe and North America. In Europe revenues measured in local currency declined by 4%, in North America revenues in local currency declined by 5%. In the Asia Pacific region revenues in local currency increased by 8% and in the Rest of the World (consisting principally of Latin America) revenues in local currency increased by 10%. As measured in Swiss francs, revenues in all regions decreased. In Europe revenues decreased by 7%; in North America revenues decreased by 12%; in Asia Pacific revenues decreased by 1% and in the Rest of the World revenues decreased by 14%. During 2002, the Adecco Group generated 61% of its revenues from Europe, 26% in North America, 10% in Asia Pacific and 3% in the Rest of the World. For 2001, the comparable percentages were 60%, 28%, 9% and 3%.

	2002		2001		2000
Staffing Services Division	CHF	22,119	CHF	23,538	CHF	22,768
Professional Staffing and Services Division		2,510		3,271		3,571
Career Services Division		436		438		289
e-HR Services Division		21		—		—
	CHF	25,086	CHF	27,247	CHF	26,628

4

Management’s Discussion and Analysis

In millions, except share and per share amounts

Gross margin declines by 100 basis points

Consolidated costs of services provided, which consist principally of payroll and payroll-related benefits, decreased by 7% or CHF 1,516 to CHF 20,611 in 2002 from CHF 22,127 in 2001. Gross margin in 2002 decreased by 13% or CHF 645 to CHF 4,475 from CHF 5,120 in 2001. Gross margin as a percentage of consolidated net service revenues decreased from 18.8% in 2001 to 17.8% in 2002, a reduction of 100 basis points due to a combination of lower prices, greater slowdown in the higher margin professional services and lower revenues from permanent placement activities offset by the growth in the Career Services Division. In local currency gross margin declined by 8%.

Consolidated selling, general and administrative expenses decrease by 3%

Selling, general and administrative expenses for the Adecco Group, which consists primarily of personnel costs, office administration, rent, marketing and the allowance for doubtful accounts decreased in 2002 by CHF 128 or 3% to CHF 3,813 from CHF 3,941 in 2001. When measured in local currency these expenses increased by 2%. As a percentage of sales, selling, general and administrative expenses increased to 15.2% in 2002 from 14.5% in 2001. In 2002, personnel expenses as a percentage of sales were 9.8% compared with 9.7% in 2001; office administration was 1.5% compared with 1.4%; premises was 1.3% compared with 1.1%; marketing was 0.6% compared with 1.0% and bad debts were 0.5% compared with 0.2%. These increases in expenses as a percentage of sales were mostly due to the semi-fixed nature of the branch and overhead cost structure which do not vary directly in proportion to the decline in revenues. In addition, the allowance for doubtful accounts increased towards the end of the year in response to the deteriorating economic conditions and a number of bankruptcies, particularly in the United States.

Other non-operating expense

In 2002, other net non-operating expense of CHF 12 mainly comprises a write-down of an investment, the settlement relating to a litigation in a formerly discontinued operation of CHF 13 and other non-operating items of CHF 15. Off-setting these expenses was a gain from recovery of a previously written down investment of CHF 16. In 2001, other expense included mainly write-down of investments of CHF 15 and other non-operating items of CHF 12.

Interest Expense

The interest expense line includes mainly interest on external debt, amortisation of capitalised financing costs and net hedging costs. Interest expense decreased by CHF 78 to CHF 164 in 2002 compared to CHF 242 in 2001, primarily due to the reduction in net debt of CHF 553 during the year and a decrease of interest rates globally. Net foreign exchange gains and losses and net hedging cost of CHF 17 and CHF 20 in 2002 and 2001, respectively, have been recorded.

Effective Tax Rate

The provision for income taxes decreased by CHF 113 to CHF 141 in 2002 from CHF 254 in 2001, mainly due to lower taxable income. The effective tax rate for 2002 was 28%. Adecco’s income tax provision may differ from the expected tax rate due to changes of earnings by country, the impact of non-deductible goodwill amortisation and other non tax-deductible items.

Liquidity and Capital Resources

As of December 29, 2002, the Adecco Group had cash and cash equivalents of CHF 309 and short and long-term debt totaling CHF 2,271, compared to CHF 552 and CHF 3,042, respectively, as of December 30, 2001.

The decrease of net cash flow from operating activities of CHF 743 to CHF 647 in 2002 from CHF 1,390 in 2001 reflects principally the decrease of business and profit in 2002. Additionally, in 2002 the operating assets and liabilities generated a cash outflow of CHF 21 while in 2001 they generated an inflow of CHF 561 resulting mainly from the increase of business in the fourth quarter 2002 compared with the fourth quarter 2001.

Net cash expended in investing activities for 2002 was CHF 265, related primarily to fixed assets additions of CHF 154 and the acquisition of jobpilot AG, for a purchase price of CHF 89 net of cash acquired. Net cash used in financing activities for 2002 was CHF 585, primarily related to changes in short-term debt and the payment of dividends. Net debt (including off balance sheet debt net of long-term proceeds not yet received of CHF 85) was reduced by CHF 553 to CHF 2,047, primarily due to the cash flow generated from operations.

In the ordinary course of business, the Adecco Group’s principal funding requirements are associated with financing working capital and capital expenditures. Working capital requirements are primarily in the form of accounts receivable and are partially offset by accounts payable and accrued expenses, all of which generally increase as revenues increase. Net working capital in 2002, excluding cash and short-term financing, decreased by approximately CHF 235, primarily relating to currency impact. The level of working capital and capital expenditure financing is also dependent upon accounts receivable turnover, which varies by location, and capital expenditures which primarily relates to new branch openings and expenditures for information systems. Cash disbursement activity is predominantly associated with scheduled payroll payments for its temporary personnel, and the Adecco Group has limited flexibility to adjust its disbursement schedule. Conversely, collection or related accounts receivable from customers may be considerably delayed, resulting in steeply rising working capital requirements during periods of growth. As of December 29, 2002, accounts receivable had been outstanding for an average of 59 days compared to 63 days as of December 30, 2001. To finance working capital requirements, the Adecco Group uses multicurrency credit facilities, credit line facilities and bank overdrafts. As of December 29, 2002, the consolidated short-term debt presented was CHF 331. As of December 29, 2002 there are approximately CHF 1,565 unused short and long-term credit lines from various financial institutions available. There are approximately CHF 1,565 unused credit lines available for 2003.

The Adecco Group’s long-term financing comprises long-term notes, convertible notes and bonds. The borrowings are un-subordinated, unsecured and denominated in Swiss francs, the US dollar or the euro.

As of December 29, 2002, the carrying amount of long-term debt was CHF 1,940, excluding off balance sheet debt from securitisation of CHF 85 (net of long-term proceeds not yet received).

5

Management’s Discussion and Analysis

In millions, except share and per share amounts

Contractual cash obligations are as follows:

	Long term debt		Operating leases	Total
2003	CHF	21	238	CHF	259
2004		541	192		733
2005		319	149		468
2006		890	119		1,009
2007		13	96		109
Thereafter		177	134		311
Total	CHF	1,961	928	CHF	2,889

The Adecco Group’s management believes that the ability to generate cash from operations and additional resources of liquidity available are sufficient to support business expansion and to fulfil financial commitments.

Financial Risk Management

Foreign currency and derivative financial instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies, and therefore, is exposed to effects of change in foreign currency exchange rates. In 2002, significant trends were the weakening of the US dollar, the euro and the British pound. The Adecco Group also issues bonds, short and long-term notes in various currencies. In accordance with its written risk policy, management continues to monitor its currency exposures and where appropriate, enters into hedging transactions to minimise its overall exposure to earnings and cash flow volatility.

Critical Accounting Policies and Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Adecco Group has set up a review process to monitor the application of new accounting policies and the appropriateness of estimates. Change in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Adecco Group’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit and Finance Committee and the independent auditors. The Adecco Group’s significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

Allowance for doubtful accounts

The allowance for doubtful accounts is based on management’s assessment of the collectability and aging of accounts receivable and considers local market conditions. If credit worthiness is worsening or recovery is higher than estimated, the allowance for doubtful accounts may require adjustment.

Accruals and provisions

Various business accruals and provisions are set up for sales and business taxes, pension and health liabilities, workers’ compensation and profit sharing, taking into account local legal and industry requirements and best practice. The estimates to establish accruals and provisions are based on historical experience, information from external professionals such as actuaries and other facts and reasonable assumptions under the circumstances.

Impairment of goodwill

Effective on the first day of fiscal year 2002, the Adecco Group no longer amortises goodwill to earnings, but instead reviews its carrying value annually for impairment. In 2001, amortisation of goodwill before any tax effect was CHF 1,096.

The Adecco Group performs goodwill impairment testing on an annual basis for each reporting unit. To determine the amount of impairment and the fair value of assets and liabilities, judgements and estimates are based on external market and industry data, and forecasts of operational performance. In 2002, no impairment loss has been recognised. Market and industry developments as well as changes in the business strategy may lead to the reorganisation of internal structures or resources and the disposal of business and could result in an impairment of goodwill.

Contingencies

In the ordinary course of business conducted around the world, the Adecco Group faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses the risks based on information available and assessment from external professionals.

Income taxes

Accounting for income taxes and the calculation of the income tax provision requires significant management judgement and estimates to determine the appropriate valuation allowance against deferred tax assets and the provision for tax risks. Changes in the operating results, changes in enacted tax rates and results of tax audits could result in recording a change in the valuation allowance for deferred tax assets or a change in the provision for income tax. These change could significantly affect the income tax provision recorded and affect the reported earnings.

Outlook

The Adecco Group’s management does not expect significant changes in the short-term development of the world economy. In this uncertain and challenging market environment the focus remains on growing the client base and the strategy of strengthening the market positions. Additional goals are the increase of gross margin, especially in countries with market share higher than 20%, continuing the increase of productivity and improvement of risk management.

6

Management’s Discussion and Analysis

In millions, except share and per share amounts

Forward-looking statements:

This Financial Review contains certain forward-looking statements and information relating to the Adecco Group that are based on the current expectations, estimates and projections of its management and information currently available to the Adecco Group. These statements include, but are not limited to, the statements under Financial Review, Corporate Governance and other statements contained in this Annual Report that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Adecco Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Terms and phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “predict,” “estimate,” “project,” “may” and “could,” and variations of these words and similar expressions, are intended to identify forward-looking statements.

These statements reflect current views of the Adecco Group with respect to future events and are not a guarantee of future performance. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

•	our ability to successfully implement our growth and operating strategies;

•	fluctuations in interest rates or foreign currency exchange rates;

•	changes in economic conditions;

•	changes in the law or government regulations in the countries in which the Adecco Group operates;

•	instability in domestic and foreign financial markets;

•	our ability to obtain commercial credit; and

•	changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates.

Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Therefore, you should not place any undue reliance on forward-looking statements. The Adecco Group undertakes no obligation to update any forward-looking statement, even if new information, future events or other circumstances have made them incorrect or misleading. All subsequent written and oral forward-looking statements attributable to the Adecco Group are qualified in their entirety by the foregoing factors.

7

Selected Financial Information—Unaudited

In millions, except share and per share amounts

for the fiscal years ended

Selected Financial Highlights

	5-year Compound Growth Rate	2002	2001	2000	1999	1998
Results of Operations Data
Net service revenues	17.0%	CHF 25,086	CHF 27,247	CHF 26,628	CHF 18,471	CHF 15,308
Operating income before amortisation of goodwill and other intangibles and restructuring costs	6.4%	662	1,179	1,237	832	644
Income before amortisation of goodwill and other intangibles and restructuring costs[1]	3.4%	362	702	746	528	403
Amortisation of goodwill and other intangibles		8	1,106	1,109	699	601
Other Key Indicators
Working capital		594	383	847	2,085	791
Capital expenditures, net		148	290	347	155	122
Additional Statistics
Number of employees		29,000	30,000	30,000	21,000	16,000

	December 29, 2002			December 30, 2001			December 31, 2000
	CHF	USD	EUR	CHF	USD	EUR	CHF	USD	EUR
Statements of Operations Data[2]:
Net service revenues	25,086	17,919	17,301	27,247	19,462	18,791	26,628	19,020	18,364
Operating income before amortisation of goodwill and other intangibles and restructuring costs	662	473	457	1,179	842	813	1,237	884	853
Income before amortisation of goodwill and other intangibles and restructuring costs[1]	362	259	250	702	501	484	746	533	514

	December 29, 2002			December 30, 2001			December 31, 2000
	CHF	USD	EUR	CHF	USD	EUR	CHF	USD	EUR
Balance Sheet Data[2]:
Cash and cash equivalents	309	221	213	552	394	381	487	348	336
Goodwill, net	2,125	1,518	1,466	2,292	1,637	1,581	3,091	2,208	2,132
Trade accounts receivable, net	4,225	3,018	2,914	4,636	3,311	3,197	5,297	3,784	3,653
Total assets	8,460	6,043	5,834	9,323	6,659	6,430	10,653	7,609	7,347
Short-term debt and current maturities of long-term debt	331	236	228	995	711	686	1,188	849	819
Accounts payable and accrued expenses	4,093	2,924	2,823	4,309	3,078	2,972	4,353	3,109	3,002
Long-term debt	1,940	1,386	1,338	2,047	1,462	1,412	2,548	1,820	1,757
Total liabilities	6,513	4,652	4,492	7,534	5,381	5,196	8,252	5,894	5,691
Shareholders’ equity	1,947	1,391	1,343	1,787	1,276	1,232	2,390	1,707	1,648

	December 29, 2002			December 30, 2001			December 31, 2000
	CHF	USD	EUR	CHF	USD	EUR	CHF	USD	EUR
Cash Flow Data[2]:
Cash flows from operating activities	647	462	446	1,390	993	959	23	16	16
Cash flows used in investing activities	(265)	(189)	(183)	(528)	(377)	(364)	(1,306)	(933)	(901)
Cash flows from / (used in) financing activities	(585)	(418)	(403)	(780)	(557)	(538)	261	186	180

[1]	These figures are not meant to portray net income or cash flow in accordance with U.S. GAAP or to represent cash available to shareholders. Prior to 2002, income before amortisation of goodwill and other intangibles and restructuring costs does include tax benefits associated with the amortisation of goodwill.
[2]	The Adecco Group is a Swiss corporation and as such presents its financial statements in Swiss francs (CHF). For convenience, the fiscal years 2002, 2001 and 2000 Statements of Operations Data, Balance Sheet Data and Cash Flow were translated from Swiss francs into US dollars (USD) at the December 29, 2002 rate of CHF 1.40 to USD 1 and from Swiss francs into euros (EUR) at the December 29, 2002 rate of CHF 1.45 to EUR 1.

8

Consolidated Balance Sheets

In millions, except share and per share amounts

	December 29, 2002		December 30, 2001
Assets
Current assets:
—Cash and cash equivalents	CHF	309	CHF	552
—Trade accounts receivable, net		4,225		4,636
—Other current assets		484		499

Total current assets		5,018		5,687

Property, equipment and leasehold improvements, net		632		735
Other assets		663		609
Other intangibles, net		22		7
Goodwill net		2,125		2,285

Total assets	CHF	8,460	CHF	9,323

Liabilities
Current liabilities:
—Short-term debt and current maturities of long-term debt	CHF	331	CHF	995
—Accounts payable and accrued expenses		4,093		4,309

—Total current liabilities		4,424		5,304

Long-term debt		1,940		2,047
Other liabilities		149		183

Total liabilities		6,513		7,534

Minority interests		—		2

Shareholders’ Equity
Common shares and participation certificates[1]		187		186
Additional paid-in capital		3,172		3,144
Accumulated deficit		(1,302)		(1,469)
Accumulated other comprehensive loss		(101)		(65)

		1,956		1,796
Less: Treasury stock, at cost		(9)		(9)

		1,947		1,787

Total liabilities and shareholders’ equity	CHF	8,460	CHF	9,323

[1]	Par value CHF 1 per share and participation certificate

Authorised shares: 227,830,310 and 217,781,190 as of December 29, 2002 and December 30, 2001 respectively.

Issued shares: 186,869,980 and 186,298,698 as of December 29, 2002 and December 30, 2001 respectively.

Outstanding shares: 186,697,162 and 186,169,140 as of December 29, 2002 and December 30, 2001 respectively.

Authorised and issued participation certificates: 0 and 49,000 as of December 29, 2002 and December 30, 2001 respectively. Outstanding participation certificates: 0 and 5,740 as of December 29, 2002 and December 30, 2001 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

9

Consolidated Statements of Operations

In millions, except share and per share amounts

for the fiscal years ended

	December 29, 2002		December 30, 2001		December 30, 2000
Net service revenues	CHF	25,086	CHF	27,247	CHF	26,628
Direct costs of services		(20,611)		(22,127)		(21,637)

		4,475		5,120		4,991
Selling, general and administrative expenses		(3,682)		(3,883)		(3,717)
Allowance for doubtful accounts		(131)		(58)		(37)
Amortisation of goodwill and other intangibles		(8)		(1,106)		(1,109)
Restructuring costs		—		—		(65)

		654		73		63

Interest income		17		32		43

Interest expense		(164)		(242)		(263)

Other non-operating expense, net		(12)		(27)		—

Income / (loss) before income taxes and minority interests		495		(164)		(157)
Provision for income taxes		(141)		(254)		(265)
Income applicable to minority interests		—		(1)		(6)

Net income / (loss) from operations		354		(419)		(428)
Cumulative effect of change in accounting principle		—		(8)		—
Net income / (loss)[1]	CHF	354	CHF	(427)	CHF	(428)

Net income / (loss) per share
—Basic	CHF	1.90	CHF	(2.30)	CHF	(2.33)
—Diluted		1.88		(2.30)		(2.33)

Net income / (loss) per share before cumulative effect of change in accounting principle
—Basic		1.90		(2.25)		(2.33)
—Diluted		1.88		(2.25)		(2.33)

Adjusted net income per share
—Basic		1.90		3.01		3.08
—Diluted		1.88		2.94		2.99

Weighted-average common shares
—Basic		186,527,178		185,880,663		183,735,340
—Diluted		193,469,123		185,880,663		183,735,340

[1]	As of fiscal year 2002 the Adecco Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. Amortisation of intangibles included amortisation of goodwill of CHF 1,096 and 1,102 CHF in 2001 and 2000 respectively. The adjusted net income was 559 CHF and 566 CHF in 2001 and 2000 respectively (see note 1).

The accompanying notes are an integral part of these consolidated financial statements.

10

Consolidated Statements of Cash Flows

In millions, except share and per share amounts

for the fiscal years ended

	December 29, 2002		December 30, 2001		December 31, 2000
	(52 weeks)		(52 weeks)		(52 weeks)
Cash flows from operating activities
Net income / (loss)	CHF	354	CHF	(427)	CHF	(428)
Adjustments to reconcile net income / (loss) to net cash and cash equivalents from operating activities:
—Depreciation		213		194		176
—Amortisation		8		1,106		1,109
—Allowance for doubtful accounts		131		58		37
—Stock compensation		7		—		—
—Restructuring provision		—		—		65
—Utilisation of restructuring reserve		(11)		(73)		(65)
—Investment write-downs		8		15		—
—Deferred income tax		(49)		(84)		(201)
—Other charges		7		40		5
Changes in operating assets and liabilities, net of acquisitions:
—Amounts advanced / (paid) under securitisation facilities		(28)		38		(240)
—Trade accounts receivable, including sold receivables		35		454		(891)
—Accounts payable and accrued expenses		3		39		542
—Other current assets		2		37		16
—Non-current assets and liabilities		(33)		(7)		(102)

Cash flows from operating activities		647		1,390		23

Cash flows from investing activities
Capital expenditures		(154)		(297)		(351)
Proceeds from sale of property, equipment and leasehold improvements		6		7		4
Cash purchase price for acquisitions:
—jobpilot (net of cash acquired of CHF 17)		(89)		—		—
—Olsten (net of cash acquired of CHF 101 in 2000)		—		(184)		(800)
Other acquisitions and investing activities		(28)		(54)		(159)

Cash flows used in investing activities		(265)		(528)		(1,306)

Cash flows from financing activities
Net increase / (decrease) in short-term debt		(626)		(227)		773
Increase in long-term debt		576		1,052		1,051
Repayment of long-term debt		(535)		(1,478)		(1,495)
Dividends paid to shareholders		(187)		(185)		(155)
Common stock options exercised		22		31		47
Other financing activities		165		27		40

Cash flows from / (used in) financing activities		(585)		(780)		261

Effect of exchange rate changes on cash		(40)		(17)		(46)

Net increase / (decrease) in cash and cash equivalents		(243)		65		(1,068)
Cash and cash equivalents:
—Beginning of year		552		487		1,555

—End of year	CHF	309	CHF	552	CHF	487

Cash paid for interest	CHF	114	CHF	184	CHF	215
Cash paid for taxes	CHF	243	CHF	260	CHF	272
Non-cash investing and financing activities:
—Issued 6,343,710 shares for the acquisition of Olsten	CHF	—	CHF	—	CHF	591
—Converted Olsten stock option plan to the Adecco Group plan	CHF	—	CHF	—	CHF	17

The accompanying notes are an integral part of these consolidated financial statements

11

Consolidated Statements of Changes in Shareholders’ Equity

In millions, except share and per share amounts

for the fiscal years ended

	Common Shares and Participation Certificates			Additional Paid-in Capital		Treasury Stock			Accumulated (Deficit)		Accumulated Other Comprehensive Income / (Loss)		Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
January 2, 2000	178,358,280	CHF	178	CHF	2,449	(217,824)	CHF	(8)	CHF	(274)	CHF	55	CHF	2,400

Comprehensive loss:
Net loss										(428)				(428)
Currency translation adjustment												(101)		(101)
Other												3		3

														(526)
Issuance of common stock (to acquire Olsten)	6,343,710		6		585									591
Common stock options exercised	860,440		2		45	42,400								47
Participation certificates purchased						(13,166)		(1)						(1)
Tax benefit from stock transactions					16									16
Treasury participation certificates exchanged for treasury common stock					1	13,160		—						1
Converted Olsten stock options					17									17
Cash dividends, CHF 0.84 per share										(155)				(155)

December 31, 2000	185,562,430	CHF	186	CHF	3,113	(175,430)	CHF	(9)	CHF	(857)	CHF	(43)	CHF	2,390

Comprehensive loss:
Net loss										(427)				(427)
Currency translation adjustment												(29)		(29)
Unrealised gain on cash flow hedging activities												11		11
Other												(4)		(4)

														(449)
Common stock options exercised	785,268		—		31	2,612								31
Cash dividends, CHF 1.00 per share										(185)				(185)

December 30, 2001	186,347,698	CHF	186	CHF	3,144	(172,818)	CHF	(9)	CHF	(1,469)	CHF	(65)	CHF	1,787

Comprehensive income:
Net income										354				354
Currency translation adjustment												(7)		(7)
Unrealised loss on cash flow hedging activities												(18)		(18)
Minimum pension liability adjustment												(11)		(11)

														318
Stock compensation					7									7
Common stock options exercised	522,282		1		21									22
Cash dividends, CHF 1.00 per share										(187)				(187)

December 29, 2002	186,869,980	CHF	187	CHF	3,172	(172,818)	CHF	(9)	CHF	(1,302)	CHF	(101)	CHF	1,947

The accompanying notes are an integral part of these consolidated financial statements.

12

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 1—The Business and Summary of Significant Accounting Policies

Business

The Adecco Group’s principal business is providing personnel services to companies and industry worldwide. The Adecco Group provides its services through its four Divisions: Staffing Services, Professional Staffing and Services, Career Services and e-HR Services. Staffing Services provides mainstream staffing services including temporary staffing and permanent placement. Professional Staffing and Services provides highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Career Services provide outplacement and coaching. e-HR Services provide on-line recruitment activities. The Adecco Group provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the provisions of Swiss law. The Adecco Group’s fiscal year ends on the Sunday nearest to December 31. For 2002, 2001 and 2000, the fiscal years contained 52 weeks and ended on December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

Principles of consolidation

The consolidated financial statements include the accounts of Adecco S.A., a Swiss corporation, and its majority-owned subsidiaries (collectively, “the Adecco Group”). The equity and net income attributable to minority shareholders’ interests are shown separately in the consolidated financial statements. Investments in which the Adecco Group exerts significant influence are accounted for under the equity method. Investments with less than 20% ownership are accounted for under the cost method. All material intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from these estimates.

Recognition of revenue

The Adecco Group’s temporary personnel services revenues are recognised when the services are rendered. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Revenues from outsourcing, outplacement and other personnel services are recognised as the services are provided. The Adecco Group presents revenues and direct costs of services in its financial statements in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue as a Principal Versus Net as an Agent”. The pronouncement requires the Adecco Group to record the gross amounts of its revenues and direct costs of services for arrangements whereby the Adecco Group acts as a principal in the transaction and has risks and rewards of ownership (such as the liability for the cost of temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Adecco Group acts as an agent and acts principally as a contractor for subcontractors, only the net fees are recorded as revenues.

Marketing costs

Advertising and marketing costs totalled CHF 154, CHF 260 and CHF 263, in 2002, 2001 and 2000, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock based compensation

The Adecco Group applies APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related interpretations in accounting for its stock options plans. The Adecco Group has not recorded any compensation expense for its options except for circumstances when a modification to the outstanding options was made which required a new measurement date.

Had compensation cost for the Adecco Group’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, the Adecco Group’s net income / (loss) and loss per share would have changed to the pro forma amounts indicated in the following table:

	2002		2001		2000
Net income / (loss):
—As reported	CHF	354	CHF	(427)	CHF	(428)
Reversal of stock compensation under APB No. 25		7		—		—
Stock compensation (net of tax benefit) under SFAS No. 123		(93)		(52)		(26)

—Pro forma		268		(479)		(454)

Basic net income / (loss) per share:
—As reported		1.90		(2.30)		(2.33)
—Pro forma		1.44		(2.58)		(2.47)
Diluted net income / (loss) per share:
—As reported		1.88		(2.30)		(2.33)
—Pro forma		1.43		(2.58)		(2.47)

13

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2002		2001		2000
Expected lives		3.9		3.9		3.9
Risk-free interest rate		1.72%		3.40%		3.50%
Expected volatility		59%		39%		39%
Expected dividend CHF	CHF	1.00	CHF	1.00	CHF	1.00

The weighted-average fair value per option granted in 2002, 2001, and 2000 was CHF 26, CHF 29 and CHF 35 per share, respectively.

Foreign currency translation

The Adecco Group’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). For inclusion into the Adecco Group’s consolidated financial statements, the financial information of the Adecco Group’s operations outside of Switzerland are translated from their functional currency to Swiss francs (‘CHF’), the reporting currency. Income, expenses and cash flows are translated at average exchange rates during the period and assets and liabilities are translated at period-end exchange rates. Translation adjustments are included as a component of accumulated other comprehensive income / (loss) in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions in foreign currencies are recorded in the statement of operations at the approximate rate applicable at the time of the transaction or the weighted-average rate. Net foreign exchange gains and losses and net hedging expenses of CHF 17, CHF 20 and CHF 27 in 2002, 2001 and 2000 respectively have been recorded.

Cash equivalents

All highly liquid instruments with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at their net realisable value after deducting an allowance for doubtful accounts. Such deductions reflect specific cases and estimates based on historical evidence of collectibility. The Adecco Group accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). This statement replaces SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. The Adecco Group applied the new accounting rules prospectively to transactions entered into after March 31, 2001. The adoption of SFAS No. 140 did not have a material impact on the Adecco Group’s consolidated financial statements. The gross amount of accounts receivables sold was CHF 119 and CHF 158 as of December 29, 2002 and December 30, 2001, respectively.

Capitalised cost for internal use software

The Adecco Group expenses the costs of software development for internal use software in the preliminary project stage. Thereafter, direct costs incurred in developing or obtaining internal use software are capitalised. Capitalised software costs are amortised on a straight-line basis over their estimated useful lives, typically between 3 and 5 years.

Property, equipment and leasehold improvements

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (three to five years for furniture, computers, software and equipment and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement.

Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires that goodwill no longer be amortised to earnings, but instead, be reviewed annually for impairment. Other identifiable intangibles with definite lives will continue to be amortised to earnings over their estimated useful lives. The Adecco Group has adopted SFAS No. 142 as of the first day of the fiscal year 2002 and ceased amortisation of goodwill.

An initial impairment test of goodwill as of December 31, 2001 was required. The Adecco Group performed the initial impairment test and no impairment charge was required.

The carrying value of goodwill is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets (all assets including goodwill and other intangibles less current liabilities) of the reporting unit is compared with the fair value of the reporting unit. If the fair value of net assets exceeds their carrying value, goodwill is not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of its net assets, step two needs to be performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities of the reporting unit needs to be determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit with the excess, if any, considered to be the implied goodwill value of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an

14

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

impairment loss in operating income. During 2002, the Adecco Group performed the annual impairment test and no impairment charge was required.

Actual results of operations for reporting periods had the Adecco Group applied the non-amortisation provisions of SFAS No. 142 in those periods are as follows:

	2002		2001		2000
Net income / (loss) as reported	CHF	354	CHF	(427)	CHF	(428)
Goodwill amortisation		—		1,096		1,102
Income tax effect		—		(110)		(108)
Net income as adjusted	CHF	354	CHF	559	CHF	566

Goodwill that had been acquired prior to June 2001 as excess of the purchase price over the fair value of net assets acquired had been amortised on a straight-line basis over five years. The impairment of goodwill was assessed periodically and was based on estimated future undiscounted cash flows. Impairment of goodwill would have been recorded to the extent that the unamortised carrying value of such goodwill exceeded the related future discounted cash flows.

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at acquisition cost. Other intangible assets with a finite life are amortised on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Adecco Group as determined at the date of acquisition of the intangible asset. Other intangible assets are amortised on a straight-line basis, generally over a period of five years.

The Adecco Group assess other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the book value of the other intangible asset, a loss is recognised for the difference between the fair value and book value of the other intangible asset.

Accounting for impairment and disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Adecco Group adopted SFAS No. 144 as of the first day of fiscal year 2002. The adoption of the new standard had no material impact on the Adecco Group’s consolidated results and financial position. For all fiscal years presented, the Adecco Group determined that no impairment loss had occurred.

Income taxes

The Adecco Group uses the liability method for accounting for income taxes. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences, arising between the tax basis of assets and liabilities and their reported amounts. For measurement purposes, enacted income tax laws are used that will be in effect when the temporary differences are expected to reverse.

Earnings per share

Basic earnings per share is computed by dividing net income / (loss) available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities such as stock options or convertible debt were exercised or converted into common shares or resulted in issuance of common shares and would then share in the net income.

Financial instruments

In the first quarter of the fiscal year 2001, the Adecco Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The adoption resulted in a cumulative transition adjustment of a CHF 8 after-tax charge to earnings, which was reported separately as a cumulative effect of change in accounting principle. The adoption did not have any effect on accumulated other comprehensive income / (loss).

In accordance with SFAS No. 133, the Adecco Group records all derivative instruments at fair value as either assets or liabilities on the consolidated balance sheet, regardless of the purpose or intent for holding the derivative.

For derivative financial instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative financial instrument as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholders’ equity and are reclassified into earnings in the same periods as the hedged items affect earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings. The Adecco Group has designated certain foreign currency contracts related to subsidiary funding as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flow from financing activities.

Prior to the first quarter of 2001, gains and losses on foreign currency swaps were recognised in earnings.

New accounting standards

Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this standard by the Adecco Group as of January 1, 2003 is not expected to have a material impact on the consolidated results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs

15

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at fair value only when the liability is incurred. Furthermore, SFAS No. 146 requires that if a benefit arrangement requires employees render future services beyond a minimum retention period, a liability should be recognised as employees render service over the future service period. The Adecco Group will adopt SFAS No. 146 as of the first day of the fiscal year 2003. Management anticipates that the adoption of the new standard will not have a material impact on the Adecco Group’s consolidated results and financial positions.

Reclassifications

The amounts reported in the fiscal years 2000 and 2001 consolidated financial statements have been reclassified to conform to the fiscal year 2002 financial statement presentation.

In accordance with SFAS No. 142, the Adecco Group is required to separately present goodwill net and other intangibles net in the balance sheet as of December 29, 2002. Additionally, in 2002, the non cash adjustments for cumulative effect of change in accounting principle and income applicable to minority interest are included in other charges under adjustments to the cash flow from operating activities. In the statement of operations, bad debt expense has been separately disclosed, while in previous years it was included in selling, general and administrative expenses.

Other disclosures required by Swiss law

Balance sheet data	Dec. 29, 2002		Dec. 30, 2001
Prepayments and accrued income	CHF	66	CHF	70
Total non-current assets		3,442		3,636
Total accruals and deferred income		3,778		3,787
Total pension liabilities, non-current		37		27

Statements of operations data	2002		2001
Personnel expenses	CHF	2,332	CHF	2,480

The fire insurance value of the property, equipment and leasehold improvements amounts to CHF 1,310 and CHF 1,142 as of December 29, 2002 and December 30, 2001, respectively.

Note 2—Acquisitions

jobpilot acquisition

In May 2002, the Adecco Group acquired 92.9% of the outstanding voting common shares of jobpilot AG (“jobpilot”), a leading supplier of on-line staffing recruitment services in Europe, for approximately CHF 85 in cash, net of CHF 17 cash acquired. The remaining outstanding voting common shares were acquired in October 2002 for approximately CHF 4, following the approval of a mandatory sale at the jobpilot Annual General Meeting in August 2002. The purchase price was funded with existing credit facilities and internal resources.

jobpilot provides an internet platform for on-line staffing and recruiting services. The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of CHF 17. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of CHF 61 at the date of acquisition was allocated to goodwill and is not tax deductible.

Goodwill represents the Adecco Group’s cost to access the market, aquire industry expertise and to rapidly establish its e-HR Services Division. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

		2002
Cash acquired		CHF		17
Current assets				16
Long term assets				1
Tangible assets				19
Other intangible assets:
—	Marketing (Trademarks)		4
—	Customer base		12
—	Technology base		1

				17
Goodwill				61
Liabilities				(25)

Total		CHF		106

Amortisable intangible assets acquired have estimated useful lives as follows: Trademarks five years, customer contracts five years, systems technology five years.

The results of operations of jobpilot have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of jobpilot had occurred at the beginning of the fiscal year 2002 and at the beginning of the fiscal year 2001:

	2002		2001
Net service revenues	CHF	25,104	27,300
Net income / (loss) from operations		342	(479)
Cumulative effect of change in accounting principle		—	(8)
Net income / (loss)		342	(487)
Basic net income / (loss) per share		1.83	(2.62)
Diluted net income / (loss) per share		1.82	(2.62)
Basic net income / (loss) per share before effect of change in accounting principle		1.83	(2.58)
Diluted net income / (loss) per share before cumulative effect of change in accounting principle		1.82	(2.58)

The pro forma results include adjustments for deferred revenue, amortisation of goodwill and intangibles and interest expense. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

Olsten acquisition

In March 2000, Adecco acquired all of the common stock of Olsten Corporation (“Olsten”), a leading supplier of staffing and

16

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

information technology services and health services conducting owned, franchised, and licensed operations in North America, Europe and Latin America.

In exchange for all of the common stock of Olsten, Adecco paid approximately CHF 800, net of CHF 101 cash acquired, assumed CHF 1,190 in net debt, and issued to Olsten shareholders CHF 591 in Adecco common stock. Additionally, CHF 17 was recorded as additional purchase price in connection with the conversion of the Olsten stock plan to the Adecco stock plan. The purchase price was partly funded with proceeds from the issuance of EUR 360 (CHF 548) guaranteed convertible notes. The acquisition was accounted for as a purchase and, the assets and liabilities and results of operations of Olsten have been included in the Adecco Group’s consolidated financial statements since the date of acquisition. The excess of the purchase price over the fair value of tangible assets acquired, liabilities assumed and additional liabilities recorded of CHF 2,321 was allocated to goodwill which was amortised over a period of five years until December 30, 2001. In addition, Olsten had accumulated net operating loss carry forwards of CHF 23 and capital loss carry forwards of CHF 690, the majority of which were utilised in the year 2000.

Under the terms of the purchase agreement, Olsten agreed to split off the company Olsten Health Services to the Olsten shareholders as a separate public traded entity. In the transaction, holders of common stock of Olsten received shares of the new health services company.

The results of operations of Olsten have been included in the financial statements since the date of acquisition. The following unaudited pro forma information shows consolidated operating results as if the acquisition of Olsten had occurred at the beginning of fiscal year 2000:

	2000
Net service revenues	CHF	27,889
Net loss		(575)
Basic and diluted net loss per share		(3.11)

The pro forma results include adjustments for goodwill, interest expense and income taxes. The pro forma results of operations do not necessarily represent operating results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of future operating results of the combined companies.

During 2001, tax contingencies of CHF 10 were resolved and recorded as a reduction of goodwill.

In March 2001, the Adecco Group acquired all the remaining shares of Olsten Personal Norden AS, a subsidiary of Olsten Corporation, that it did not already own. The purchase price was approximately CHF 184 in cash and was funded with existing credit facilities and internal resources. The goodwill recorded on purchase was CHF 194.

Note 3—Goodwill and Intangibles

The Adecco Group has adopted SFAS No. 142 as of the fiscal year 2002 and therefore goodwill is no longer amortised. Based on the impairment test performed in accordance with the new standard, no write-down to the carrying value of goodwill was required.

	Staffing Services		Professional Staffing and Services		Career Services		e-HR Services		Total
Balance, December 30, 2001	CHF	1,523	CHF	730	CHF	32	CHF	—	CHF	2,285
Goodwill acquired during year		17		7		3		61		88
Reclassifications		17		—		—		—		17
Currency translation adjustment		(222)		(38)		(5)		—		(265)
Balance, December 29, 2002	CHF	1,335	CHF	699	CHF	30	CHF	61	CHF	2,125

The carrying amount of other intangible assets for the year ended December 29, 2002 and December 30, 2001 are:

	December 29, 2002			December 30, 2001
	Gross Carrying Amount		Accumulated Amortisation	Gross Carrying Amount	Accumulated Amortisation
Other intangible assets:
Marketing	CHF	23	(16)	19	(15)
Customer base		20	(10)	8	(7)
Contract base		—	—	—	—
Technology base		1	—	—	—
Other		10	(6)	7	(5)
Total other intangible assets	CHF	54	(32)	34	(27)

None of the intangible assets have a residual value. The weighted-average amortisation period is between 2 and 5 years for each class of other intangibles.

The estimated aggregate amortisation expense for the following five years are as follows:

Fiscal year
2003	CHF	7
2004		5
2005		5
2006		4
2007		1

17

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 4—Trade Accounts Receivable

	Dec. 29, 2002		Dec. 30, 2001
Trade accounts receivable	CHF	4,389	CHF	4,805
Allowance for doubtful accounts		(165)		(169)

Trade accounts receivable, net	CHF	4,225	CHF	4,636

In March 2000, the Adecco Group entered into a securitisation agreement with a multi-seller conduit administered by an independent financial institution. The terms of the agreement allow periodic transfers of undivided percentage ownership interests in a revolving pool of the Adecco Group’s United Kingdom trade receivables. The agreement, which expired in March 2002, has been renewed for another year. Under the terms of the agreement, the Adecco Group may transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit must purchase from the SPE an undivided ownership interest of up to GBP 65 (CHF 146), of those receivables. The SPE has been structured to be separate from the Adecco Group, but is wholly owned and consolidated by the Adecco Group. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Adecco Group services the receivables transferred to the SPE and receives a servicing fee. Under the terms of the agreement, the conduit pays SPE the face amount of the undivided interest at the time of purchase and on a monthly basis, this sales price is adjusted, resulting in payments by SPE to the conduit of an amount that varies based on the underlying commercial paper rate and the length of time the sold receivables remain outstanding.

The Adecco Group accounts for the SPE’s sale of undivided interests in SPE’s receivables to the conduit, as sales under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Adecco Group had transferred receivables to SPE of GBP 71 (CHF 159) and GBP 78 (CHF 189) as of December 29, 2002 and December 30, 2001, respectively, in which SPE had sold GBP 53 (CHF 119) and GBP 65 (CHF 158) of undivided interests to the conduit. As of December 29, 2002 and December 30, 2001, the Adecco Group’s retained interest in SPE’s receivable is classified in trade accounts receivable in the Adecco Group’s consolidated financial statements at its face amount of GBP 18 (CHF 40) and GBP 13 (CHF 31) respectively, net of the Adecco Group’s allowance for doubtful accounts of GBP 0.7 (CHF 1.6) and GBP 0.6 (CHF 1.5) on the receivables transferred to the conduit. In addition, SPE has a long-term receivable of GBP 15 (CHF 34) and GBP 20 (CHF 48) as of December 29, 2002 and December 30, 2001, respectively, from the conduit representing the portion of the sold receivables for which the Adecco Group has not yet received cash. The Adecco Group recorded an expense of GBP 2 (CHF 4) and GBP 2 (CHF 5) on sale of the receivables to the conduit during 2002 and 2001 respectively. As of December 29, 2002, the Adecco Group was in compliance with all financial covenants concerning the UK securitisation.

In October 2000, the Adecco Group terminated an agreement to sell an undivided ownership interest in a continuous revolving pool of certain of its United States trade receivables of up to USD 200 (CHF 328), which had been accounted for as a sale of receivables. Concurrently, the Adecco Group entered into a new agreement to borrow from external sources, on an ongoing basis, an amount secured by certain receivables of US subsidiaries. The new agreement was amended as of the end of March 2002 to replace the external financing by group internal financing. During the period of October 2000 to March 2002, the new agreement was accounted for as a secured borrowing with pledge of collateral under the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Under the new agreement, the receivables and related debt remained and the Adecco Group received a loan from a lending institution. As of December 30, 2001, the loan amounted to USD 291 (CHF 488) and the pledged receivables as security for the related loan amounted to USD 435 (CHF 731). During the period of the new agreement the Adecco Group was exposed to a risk of credit loss related to uncollectible accounts receivable and has provided an allowance for doubtful accounts of USD 6 (CHF 10) as of December 30, 2001. Subsequent to the termination of the agreement, the credit risk is covered in the general allowance for doubtful accounts.

Note 5—Property, Equipment and Leasehold Improvements

	Dec. 29, 2002		Dec. 30, 2001
Land and buildings	CHF	86	CHF	97
Furniture, fixtures and office equipment		216		230
Computer equipment and software		785		758
Leasehold improvements		259		264

		1,346		1,349
Accumulated depreciation		(714)		(614)

	CHF	632	CHF	735

The depreciation expense was CHF 213, CHF 194 and CHF 176 for 2002, 2001 and 2000 respectively.

Note 6—Accounts Payable and Accrued Expenses

	Dec. 29, 2002		Dec. 30, 2001
Accounts payable	CHF	189	CHF	293
Wages and benefits		1,805		1,826
VAT and sales taxes		604		653
Income and other taxes		565		615
Deferred revenue		54		39
Derivatives		8		64
Other		868		819

	CHF	4,093	CHF	4,309

18

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 7—Financing Arrangements

Short-term Debt

To support short-term working capital and borrowing requirements, the Adecco Group had available in certain countries in which it operates bank lines of credit of CHF 1,009 and CHF 1,421 and borrowings outstanding of CHF 310 and CHF 975 as of December 29, 2002 and December 30, 2001, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate of the available lines of credit was 3.0% and 3.4%, as of December 29, 2002 and December 30, 2001, respectively.

Long-term Debt

	Principal	Maturity	Fixed interest rate	December 29, 2002	December 30, 2001
Multicurrency revolving credit facility	CHF 1,500	2002/2003		CHF —	CHF —
Guaranteed notes	EUR 400	2006	6.0%	594	608
Guaranteed convertible notes	EUR 357	2004	1.5%	519	529
Guaranteed notes	USD 200	2006	7.0%	282	336
Bonds	CHF 300	2005	4.0%	300	300
Guaranteed notes	EUR 122	2008	6.0%	177	181
Guaranteed notes	USD 41	2002-2007	7.1%	58	88
Other				31	25
				1,961	2,067

Less current maturities				(21)	(20)
Long-term portion				CHF 1,940	CHF 2,047

In January 2000, the Adecco Group entered into CHF 1,500 of unsecured multicurrency revolving credit facilities consisting of CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest is at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3-1/2 year and one-year facilities, respectively, payable on the undrawn portion of each facility. These funds were used to refinance CHF 842 of the Adecco Group debt maturing in February 2000 and to fund, in part, the cash requirements of the Olsten acquisition. In January 2001, the Adecco Group amended the existing agreement of CHF 500 revolving credit facility for another year to expire in 2002. As of December 29, 2002, the Adecco Group had drawn down CHF 134 of the credit line facility in the form of letters of credit.

In March 2001, the Adecco Group Financial Services Ltd, a wholly-owned subsidiary of the Adecco Group issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are guaranteed by the Adecco Group S.A. on an unsecured and unsubordinated basis.

In connection with the March 2000 Olsten acquisition, the Adecco Group assumed Olsten’s outstanding USD 200 senior notes. Additionally, the Adecco Group assumed Olsten’s outstanding EUR 122 guaranteed notes.

In November 1999, the Adecco Group Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Adecco Group, issued EUR 360 convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. The notes are convertible into the Adecco Group shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A.

In connection with the 1999 Delphi acquisition, the Adecco Group assumed Delphi’s outstanding USD 50 guaranteed senior note. Interest on the note is payable semi-annually and the principal amount of the note became repayable in six equal annual instalments from June 2002.

Under the terms of the various short and long-term credit agreements, the Adecco Group is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of December 29, 2002, the Adecco Group was in compliance with all financial covenants.

Payments of long-term debt are due as follows:

Fiscal year

2003	CHF	21
2004		541
2005		319
2006		890
2007		13
Thereafter		177

	CHF	1,961

19

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 8—Shareholders’ Equity

Share capital and appropriation of retained earnings

Until April 25, 2002 the Adecco Group’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates have been converted into common shares on a one-to-one basis.

Included in treasury stock are common shares of 172,818 as of December 29, 2002 and December 30, 2001. Treasury stock is generally reserved to support option exercises under stock option plans.

As of December 29, 2002, 19,000,000 common shares were reserved for issuance in case of special capital market transactions, such as acquisitions.

The Adecco Group had 6,560,330 and 7,082,612 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 29, 2002 and December 30, 2001 respectively. Additionally, 15,400,000 and 5,399,880 common shares were reserved for issuance for financial instruments, such as convertible bonds as of December 29, 2002 and December 30, 2001, respectively.

In May 2002, cash dividends for 2001 of CHF 1.00 per share, totalling CHF 187, were paid. The Adecco Group may only pay dividends out of unappropriated retained earnings disclosed in the annual financial statements of Adecco S.A. (“Holding Company”), prepared in accordance with Swiss law and as approved at the annual general meeting of shareholders. These Holding Company financial statements present unappropriated retained earnings of CHF 1,544 as of December 31, 2002.

For 2002, the Board of Directors of Adecco S.A. will propose a dividend of CHF 0.60 per share for the approval of shareholders at the Annual General Meeting of Shareholders.

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve is an appropriation of retained earnings and is not available for distribution.

Other comprehensive income / (loss)

The components of accumulated other comprehensive income / (loss) are as follows:

	December 29, 2002		December 30, 2001		December 31, 2000
Currency translation adjustment	CHF	(82)	CHF	(75)	CHF	(46)
Unrealised gain / (loss) on cash flow hedging activities		(7)		11		—
Minimum pension liability adjustment		(11)		—		—
Other		(1)		(1)		3
Total	CHF	(101)	CHF	(65)	CHF	(43)

Note 9—Stock Option Plans

As of December 29, 2002, the Adecco Group had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis over one to five years beginning on the day of the grant or one year after the date of grant, and have a contractual life of three to ten years.

Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder choses to sell the option on the open market, the options may be held by a non-employee or director of the Adecco Group. The trading and valuation of the tradable options is managed by a Swiss bank.

During 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment is terminated. During 2002, 1,004,916 options were modified and a compensation cost of CHF 7 was recorded in selling, general and administrative expenses.

Options outstanding are:						Options exercisable are:
Exercise Price per Share		Number	Weighted-Average Remaining Life (in years)	Weighted-Average Exercise Price per Share		Number	Weighted-Average Exercise Price per Share
CHF	17-53	1,757,610	3.6	CHF	50	1,507,640	CHF	50
	54-99	8,144,819	6.6		74	1,742,417		82
	100-145	4,111,955	4.4		105	3,158,535		104
	146-191	34,446	4.8		175	34,446		174
	192-237	20,767	4.6		236	20,767		236
	238-298	4,971	2.7		285	4,971		285

CHF	17-298	14,074,568	5.6	CHF	80	6,468,776	CHF	87

Options exercisable were 4,389,598 and 3,168,500 as of December 30, 2001 and December 31, 2000 respectively.

20

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

A summary of the status of the Adecco Group’s stock option plans as of the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, and changes during those years are presented below.

	Number of Shares	Exercise Price per Share		Weighted-Average Exercise Price per Share
Balance, January 2, 2000	6,970,730	CHF	6-102	CHF	69

Granted	1,890,092		60-315		119
Exercised	(893,900)		6-122		53
Forfeited	(291,230)		17-298		137

Balance, December 31, 2000	7,675,692		6-315		84

Granted	4,693,000		80-112		86
Exercised	(786,641)		6-315		41
Forfeited	(186,218)		6-315		139

Balance, December 30, 2001	11,395,833	CHF	8-298	CHF	86

Granted	4,041,250		60-110		65
Exercised	(522,282)		8-102		41
Forfeited	(736,126)		17-298		101
Expired	(104,107)		21-102		101

Balance, December 29, 2002	14,074,568	CHF	17-298	CHF	80

Exercisable, December 29, 2002	6,468,776	CHF	17-298	CHF	87

In connection with the acquisition of Olsten in 2000, the Adecco Group converted 3,726,264 shares of outstanding Olsten stock options to an existing Adecco Group stock option plan. The converted options were adjusted by the exchange ratio of 0.14, which reflected the average closing prices of the Adecco Group common stock, on the Swiss Stock Exchange for the five days immediately preceding the date of acquisition and the average closing prices of the Olsten common stock, on the New York Stock Exchange for the five days immediately preceding the date of acquisition. Pursuant to the acquisition Agreement and Plan of Merger, the converted Olsten options became 100% vested and exercisable on the acquisition date. The fair value of these vested options has been accounted for as additional purchase price, with the corresponding credit to equity.

Note 10—Pension Plans

According to local regulations and practices, the Adecco Group has various pension plans, including defined contribution and both contributory and non-contributory defined benefit plans. In previous years, defined benefit plans were not sigificant and have not been disclosed.

Defined contribution plans

The Adecco Group recorded an expense of CHF 31, CHF 27 and CHF 25 in connection with defined contribution plans in 2002, 2001 and 2000, respectively.

Defined benefit plans

The Adecco Group sponsors four major defined benefit plans, in Japan, the Netherlands, Norway and the United Kingdom. These plans provide benefits primarily based on years of service, level of compensation and are maintained in accordance with local regulations and practices. Plan assets consist primarily of marketable equity securities and fixed income instruments.

The components of net pension expense for the defined benefit plans are:

2002
Service cost	6
Interest cost	4
Actual return on plan assets	(1)
Amortisation and deferral	(1)

Net periodic benefit cost (major plans)	8
Other plans	1

Net periodic benefit cost	9

21

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

For all major defined benefit plans the following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets and the funded status as of December 29, 2002:

Dec. 29, 2002
Projected benefit obligation, beginning of year	76
Service cost	6
Interest cost	4
Actuarial (gain)/loss	1
Plan amendements	1
Benefits paid	(1)
Foreign currency translation	(4)

Projected benefit obligation, end of year	83

Plan assets, beginning of year	63
Actual return of assets	1
Employer contribution	8
Benefits paid	(1)
Foreign currency translation	(3)

Plan assets, end of year	68

Funded status of the plan	(15)
Unrecognised actuarial loss	10
Unamortised prior service cost	(1)
Unrecognised transition amount	(1)

Net amount recognised	(7)

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases.

The total PBO for plans with a PBO in excess of the fair value of plans assets as of December 29, 2002 was CHF 36, the fair value of the plan assets were CHF 16.

The measure of whether a pension plan is under funded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheet. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of the estimated future pay increases. Certain of the Adecco Group’s pension plans have ABO’s that exceed the fair value of plan assets. The aggregated ABO of those plans are CHF 36 and the fair value of the plan assets of those plans is CHF 16.

The amounts recognised in the consolidated balance sheet as of December 29, 2002, are:

Dec. 29, 2002
Prepaid benefit cost	5
Accrued benefit liability	(12)
Accumulated other comprehensive loss	11
Minimum pension liability	(11)

Total net amount recognised	(7)

The assumption used for the defined benefit plans refelct the different economic requirements in the various countries.

The weighted-average actuarial assumptions are:

2002
Discount rate	5.7%
Rate of increase in compensation levels	4.4%
Expected long-term rate of return on plan assets	6.6%

Note 11—Income Taxes

The Adecco Group is incorporated in Switzerland but operates in various countries with differing tax laws and rates. A substantial portion of the Adecco Group’s income from continuing operations and its provision for income taxes are generated primarily outside of Switzerland. Since the Adecco Group operates worldwide, the weighted-average effective tax rate will vary from year to year according to the source of earnings by country. In 2002, net income before income tax in Switzerland totalled CHF 461 and foreign source income amounted to CHF 34. The provision for income taxes on continuing operations consists of the following for the fiscal years:

	2002		2001		2000
Current provision
—Domestic	CHF	23	CHF	24	CHF	26
—Foreign		167		314		440
		190		338		466
Deferred provision / (benefit)
—Domestic	CHF	5	CHF	11	CHF	(8)
—Foreign		(54)		(95)		(193)
	CHF	(49)	CHF	(84)	CHF	(201)

Total	CHF	141	CHF	254	CHF	265

The deferred tax benefit includes the tax effected benefit of current period losses of CHF 75, CHF 41 and CHF 0 in 2002, 2001 and 2000, respectively.

22

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

	December 29, 2002		December 30, 2001
Net operating loss carry forward	CHF	302	CHF	134
Tax credits		165		136
Depreciation		15		62
Deferred compensation and accrued employee benefits		68		83
Accrued expenses		120		108
Financial amortisation in excess of tax amortisation		155		182
Other		87		53

Gross deferred tax assets		912		758
Valuation allowance		(265)		(159)

Deferred tax assets	CHF	647	CHF	599
Depreciation		(40)		—
Deferred compensation and accrued employee benefits		(7)		—
Accrued expenses		(7)		—
Financial amortisation in excess of tax amortisation		(15)		—
Other		(20)		(3)
Deferred tax liabilities		(89)		(3)

Deferred tax assets net of deferred tax liabilities	CHF	558	CHF	596

Management’s assessment of the realisability of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is used to reduce deferred tax assets to a level which, more likely than not, will be realised.

The valuation allowances on deferred tax assets of foreign and domestic operations increased by CHF 106. The increase in 2002 is attributable to current year losses of CHF 59, losses and assets acquired with jobpilot of CHF 43, and prior years’ losses and assets recorded for the first time of CHF 29, offset by a decrease of CHF 25 as a result of fluctuations in exchange rates. In future periods, depending on financial statement results, management’s estimate of the amount of the deferred tax assets considered realisable may change, and hence the valuation allowances may increase or decrease.

As of December 29, 2002 and December 30, 2001 the valuation allowance related to deferred tax assets acquired in business combinations were CHF 107 and CHF 77 respectively. In the event that a change in circumstance supported the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Other current assets include current deferred tax assets of CHF 161 and CHF 205 as of December 29, 2002 and December 30, 2001 respectively. Other long-term assets include CHF 425 and CHF 394 of net deferred tax assets as of December 29, 2002 and December 30, 2001 respectively.

As of December 29, 2002 and December 30, 2001, the Adecco Group had approximately CHF 854 and CHF 355 in net operating loss carry forwards. Some of these losses expire over time and have other restrictions on usage. The largest tax losses are in the United States and Germany and equal CHF 551 and CHF 334 as of December 29, 2002 and December 30, 2001 respectively. Those losses begin to expire in 2012. Tax credits are predominately related to the United States operations and begin to expire in 2004.

The difference between the provision for income taxes and the weighted-average rate is reconciled as follows for the fiscal years:

	2002		2001		2000
Income at weighted-average rate	CHF	171	CHF	(62)	CHF	(64)
Items taxed at other than weighted-average rate		(102)		(57)		—
Non-deductible goodwill amortisation		—		231		297
Non-deductible expenses		19		3		4
Valuation allowance change		59		78		24
Adjustment to deferred tax assets due to rate changes		(6)		49		—
Other		—		12		4

Total provision for income taxes	CHF	141	CHF	254	CHF	265

The weighted-average tax rate was calculated by aggregating the products of pre-tax operating income / (loss) in each country in which the Adecco Group operates multiplied by the country’s statutory income tax rate. The current year tax provision includes non-refundable withholding taxes on cross-border intercompany transactions such as management fees, royalties, interest and dividends. Deferred income tax liabilities have not been recorded for the withholding tax and other taxes that would be payable on the un-remitted earnings of certain subsidiaries, as such amounts are considered to be permanently reinvested. It is not practicable to estimate the amount of unrecognised deferred tax liabilities for these undistributed foreign earnings. Due to the introduction of SFAS No. 142 in 2002, the tax expense in the years presented are not comparable.

23

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Note 12—Commitments and Contingencies

Commitments

The Adecco Group leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Adecco Group’s option and usually include escalation clauses linked to inflation.

Future minimum annual lease payments (net of proceeds to be received under sub-leasing agreements) are as follows:

Fiscal year

2003	CHF	238
2004		192
2005		149
2006		119
2007		96
Thereafter		134

	CHF	928

Total rent expense under operating leases amounted to CHF 256, CHF 231, and CHF 149 during 2002, 2001, and 2000, respectively.

Contingencies

The Adecco Group is involved in various legal actions and claims. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material adverse effect on the Adecco Group’s financial position or results of operations.

Note 13—Restructuring

Olsten acquisition

In connection with acquisitions in 2000, primarily Olsten, the Adecco Group committed to restructuring plans which resulted in a pre-tax charge to net income in 2000 of CHF 65. Only CHF 36 of this amount was charged to the restructuring reserve. Additional restructuring reserves of CHF 93 were accrued as part of the purchase price and were allocated to goodwill. The total restructuring reserves of CHF 129 included CHF 57 for employee reductions, CHF 20 for remaining lease commitments on abandoned facilities, and CHF 52 for branch closure and other costs.

As part of the restructuring plans, the Adecco Group reduced its workforce by approximately 1,100 positions, including approximately 700 positions in North America and 400 positions in the rest of the world, consisting primarily of administrative and sales and marketing personnel. Approximately 60, 160 and 860 positions were eliminated during 2002, 2001 and 2000, respectively. During 2001, additional restructuring reserves of CHF 28, including CHF 15 for employee termination, CHF 5 for remaining lease commitments and CHF 8 for branch closure and other costs, were accrued as a purchase price adjustment and recorded against goodwill.

	Employee reductions		Remaining lease commitments on abandoned facilities		Branch closure and other costs		Total restructuring reserve
Restructuring reserve January 2, 2000	CHF	6	CHF	5	CHF	6	CHF	17
Net additions to restructuring reserve charged to net income[1]		19		10		7		36
Net additions to restructuring reserve charged to goodwill[2]		32		9		44		85
Cash payments		(40)		(13)		(12)		(65)

Restructuring reserve December 31, 2000	CHF	17	CHF	11	CHF	45	CHF	73
Net additions to restructuring reserve charged to goodwill		15		5		8		28
Cash payments		(28)		(10)		(35)		(73)

Restructuring reserve December 30, 2001	CHF	4	CHF	6	CHF	18	CHF	28
Cash payments		(3)		(4)		(4)		(11)

Restructuring reserve December 29, 2002	CHF	1	CHF	2	CHF	14	CHF	17

24

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

The components of the remaining restructuring reserve as of December 29, 2002 are as follows:

	Employee reductions		Remaining lease commitments on abandoned facilities		Branch closure and other costs		Total restructuring reserve
Closing balance Olsten acquisition	CHF	—	CHF	1	CHF	11	CHF	12
Closing balance other acquisitions		1		1		3		5
Total closing balance	CHF	1	CHF	2	CHF	14	CHF	17

[1]	In connection with acquisitions in 2000, the Adecco Group committed to restructuring plans which resulted in a pre-tax charge to net income of CHF 65. Of this balance, only CHF 36 was charged to the restructuring reserve. The remaining CHF 29 related to the write-down of software and other fixed assets.

[2]	In connection with acquisitions in 2000, restructuring costs of CHF 93 were accrued and recorded against goodwill. In addition, restructuring costs of CHF 8 recorded in connection with the 1999 acquisition of Delphi, were reversed during the year, resulting in total net additions to goodwill in 2000 of CHF 85.

Note 14—Financial Instruments and Derivatives

Risk and use of derivative instruments

The Adecco Group conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the US dollar, the euro, the British pound and the Japanese yen. The Adecco Group also issues bonds, commercial paper and short, medium and long-term notes in various currencies.

In order to mitigate the impact of currency exchange rate fluctuations, the Adecco Group assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. In connection with interest rate management, the Adecco Group enters into interest rate swap agreements. The main objective of holding derivative instruments is to minimise volatility of earnings and cash flows. The responsibility of assessing exposures as well as of entering into and managing derivative instruments is centralised in the group treasury department. The activities of the group treasury department are covered by corporate polices and procedures approved by the Board, which specifically prohibits the use of derivative instruments for trading and speculative purposes. Senior Management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments

The following table shows the carrying amount and the fair value of financial instruments:

	December 29, 2002				December 30, 2001
	Carrying value		Fair value		Carrying value		Fair value
Financial instruments other than derivative instruments
Assets:
Cash and cash equivalents	CHF	309	CHF	309	CHF	552	CHF	552

Current liabilities:
Short-term debt		331		331		995		995
Non-current liabilities:
Long-term debt		1,940		1,969		2,047		2,107

Derivative instruments
Current assets:
Foreign currency contracts	CHF	60	CHF	60	CHF	—	CHF	—
Non-current assets:
Swaps (interest rate and cross currency interest rate)		67		67		8		8

Current liabilities:
Foreign currency contracts		—		—		42		42
Other		5		5		14		14
Non-current liabilities:
Swaps (interest rate and cross currency interest rate)		51		51		57		57

25

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

The Adecco Group uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

Cash equivalents

The carrying amount approximates the fair value because of the short maturity of those instruments.

Short-term debt

The carrying amount approximates the fair value because of the short maturity of those instruments.

Long-term debt

The fair value of the Adecco Group’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 7 for details on debt instruments.

Interest rate and cross currency interest rate swaps

The fair value for interest rate and cross currency interest rate swaps is calculated by using the present value of future cash obtained upon quoted market information.

Foreign currency contracts

The fair value for these derivative instruments is based on information obtained from financial institutions.

Other instruments

The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges

The Adecco Group has entered into various interest rate swaps and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt. The main currency exposures being hedged are the euro and the US dollar.

Cross-currency interest rate swap agreements which contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense. There was no significant net gain or loss recognised during 2002 or 2001 respectively in connection with the fair value hedging activities.

There was no significant gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Upon adoption of SFAS No. 133 in 2001, the Adecco Group recognised a gain of CHF 4 after tax as a cumulative effect of change in accounting principle relating to previously unrecognised fair value hedges.

Cash flow hedges

The Adecco Group has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposures being hedged are the euro and US dollar exposures against the Swiss franc.

Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency, as well as certain foreign currency contracts in place to hedge the funding of foreign subsidiaries, are designated as cash flow hedges. The contracts outstanding have an original contract period of up to 5 years and expire by 2006.

Net gains and losses on the derivative instruments that are designated and qualifying as cash flow hedges, are reported in a separate component of accumulated other comprehensive income / (loss) to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings, in the same period as the hedged items affect earnings.

In connection with the cash flow hedging activities, during 2002 the Adecco Group recorded a net loss of CHF 18 and in 2001 a net gain of CHF 11 in other comprehensive income. There was no significant ineffectiveness relating to cash flow hedges during 2002 and 2001.

Non-hedge activities

The Adecco Group has entered into certain forward foreign currency contracts and interest rate swap agreements that are not designated or do not qualify as hedges under SFAS No. 133. Specifically, forward foreign currency contracts are used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. These contracts are entered into in accordance with the written treasury policies and procedures and are not entered into for trading or speculative purposes. Gains and losses on these contracts are recognised in earnings, as interest expense.

In 1992, a subsidiary of the Adecco Group issued a perpetual debt that was subsequently restructured under a Structured Finance Agreement (“the arrangement”). To reduce foreign currency exchange and interest rate exposures relating to the payments under the arrangement, various interest rate and cross-currency interest rate swaps were entered into. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement, which calls for periodic variable payments to a third party, was considered as debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative and as such, the value of the payments under the arrangement and the related swap transactions, have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis to earnings, as interest expense. The adoption of SFAS No. 133 in 2001 resulted in the recognition of a loss of CHF 12 after tax, which was recorded as a cumulative effect of change in accounting principle. The fair value of the arrangement as of December 29, 2002 is CHF 51. The fair value as of December 30, 2001 was CHF 72 and was reclassified from long-term debt to other liabilities. The arrangement calls for the Adecco Group to repay the

26

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary.

Credit risk concentration

Financial instruments that potentially expose the Adecco Group to concentrations of credit risk consist principally of cash investments, trade accounts receivable and derivative financial instruments. The Adecco Group places its cash investments in major financial institutions throughout the world, which management assesses to be of high credit quality. Credit risk, with respect to trade accounts receivable, is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Adecco Group’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Adecco Group enters into derivative contracts with several large multinational banks and limits the notional amount of exposure with each counterparty.

Note 15—Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Net Income / (Loss)	Weighted-average Shares	Earnings Per Share
2002:
Basic	354	186,527,178	1.90
Convertible debt interest (net of tax)	9	5,361,150
Effect of dilutive options	—	1,580,795

Diluted	363	193,469,123	1.88

2001:
Basic and Diluted	(427)	185,880,663	(2.30)

2000:
Basic and Diluted	(428)	183,735,340	(2.33)

In 2001 and 2000 there was no differences between the basic and diluted weighted-average number of common shares as Adecco had a net loss and all potentially dilutive securities were anti-dilutive. Incremental shares of 8,607,016, 12,829,700 and 12,186,850 in 2002, 2001 and 2000, respectively were excluded from the computation of diluted net income per share as the effect was anti-dilutive.

Note 16—Segment Reporting

In October 2001, the Adecco Group announced a change in its organisational and management structure, creating three operating segments (divisions). Subsequently during 2002, management decided to present four divisions. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Adecco Group changed its reporting segments to be in alignment with its new internal structure. Segment information for prior periods has been restated to conform to the new presentation.

The Adecco Group’s four segments are:

Staffing Services Division: Providing mainstream staffing services including temporary staffing and permanent placement.

Professional Staffing and Services Division: Providing highly qualified specialised temporary and permanent placement focused primarily on the finance and accounting, and information technology segments. Additionally, providing special expertise including project management and other management consulting services.

Career Services Division: Providing executive search services and employee out-placement assistance.

e-HR Services Division: Providing on-line recruitment services. The Adecco Group evaluates the performance of its reportable segments based on adjusted operating income (“operating income”) which is defined as the amount of net income / (loss) before cumulative effect of change in accounting principle, interest, income taxes, amortisation of goodwill and other intangibles, restructuring and other non-operating expenses, net. Certain corporate costs are allocated based on gross margin.

Approximately 93.8%, 93.7% and 94.7% of the Adecco Group’s net service revenues in 2002, 2001 and 2000, respectively were related to temporary staffing. The remaining portion relates to permanent placements and other services.

The accounting principles used by the segments are those used by the Adecco Group.

27

Notes to Consolidated Financial Statements—as of December 29, 2002

In millions, except share and per share amounts

Segment information by operating division are as follows:

	Staffing Services		Professional Staffing and Services		Career Services		e-HR Services[1]		Total
2000
Net service revenues	CHF	22,768	CHF	3,571	CHF	289	CHF	—	CHF	26,628
Operating income		918		265		54		—		1,237
Depreciation and amortisation		1,084		180		21		—		1,285
Capital expenditures		292		49		10		—		351
Segment assets		8,996		1,471		186		—		10,653
Long-lived assets[2]		719		152		23		—		894

2001
Net service revenues	CHF	23,538	CHF	3,271	CHF	438	CHF	—	CHF	27,247
Operating income		876		179		124		—		1,179
Depreciation and amortisation		1,069		207		24		—		1,300
Capital expenditures		238		46		13		—		297
Segment assets		7,962		1,143		218		—		9,323
Long-lived assets[2]		794		118		37		—		949

2002
Net service revenues	CHF	22,119	CHF	2,510	CHF	436	CHF	21	CHF	25,086
Operating income		509		37		125		(9)		662
Depreciation and amortisation		180		29		7		5		221
Capital expenditures		122		18		6		8		154
Segment assets		6,985		985		389		101		8,460
Long-lived assets[2]		665		80		47		15		807

Reconciliation to net income / (loss):

	2002	2001	2000
Operating income	CHF 662	CHF 1,179	CHF 1,237
Interest expense, net	(147)	(210)	(220)
Other non-operating expense, net	(12)	(27)	—
Provision for income taxes	(141)	(254)	(265)
Income applicable to minority interest	—	(1)	(6)
Restructuring costs	—	—	(65)
Amortisation of goodwill and other intangibles	(8)	(1,106)	(1,109)
Cumulative effect of change in accounting principle	—	(8)	—

Net income / (loss)	CHF 354	CHF (427)	CHF (428)

Segment information by geographical areas are as follows:

	North America[3]		Europe[4,5]		Asia Pacific		Rest of World[6]		Total
Net service revenues
2000	CHF	7,986	CHF	15,713	CHF	2,282	CHF	647	CHF	26,628
2001		7,559		16,473		2,424		791		27,247
2002		6,652		15,364		2,391		679		25,086
Long-lived assets[2]
2000	CHF	309	CHF	513	CHF	60	CHF	12	CHF	894
2001		322		541		76		10		949
2002		225		498		78		7		807

[1]	Prior to the acquisition of jobpilot AG, there were only three operational segments presented.
[2]	Long-lived assets include all non-current assets except deferred taxes and goodwill, net.
[3]	Consists primarily of operations in the United States.
[4]	Consists primarily of operations in France, United Kingdom, Belgium, Germany, Italy, The Netherlands, Spain and Switzerland.
[5]	Includes France net service revenues of CHF 8,424, CHF 9,105 and CHF 8,959 and long-lived assets of CHF 174, CHF 161 and CHF 111 in 2002, 2001 and 2000 respectively.
[6]	Consists of operations in Latin America and Other.

28

Report of the Group Auditors to the General Meeting of Adecco S.A., Chéserex

As auditors of the Group, we have audited the consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of cash flows, consolidated statement of changes in shareholders’ equity and notes presented on pages 13 to 28) of Adecco S.A. and its subsidiaries for the year ended December 29, 2002. The prior year corresponding figures were audited by another auditing firm.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards generally accepted in the United States and in accordance with audit standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with generally accepted accounting principles in the United States and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

ERNST & YOUNG Ltd

By:	/S/ MIKE SILLS	By:	/S/ DARREN DOWNS
	Mike Sills Chartered Accountant in charge of the audit		Darren Downs Chartered Accountant

Zurich, February 4, 2003

29

Balance Sheets (Holding Company)

In millions, except share and per share amounts

	as of December 31
	2002		2001
Assets
Current assets:
—Cash and cash equivalents	CHF	4	CHF	94
—Amounts due from subsidiaries		30		25
—Amounts due from third parties		1		1
—Withholding taxes, accrued income and prepaid expenses		29		37

Total current assets		64		157
Non-current assets:
—Investments in subsidiaries		2,591		2,450
—Loans to subsidiaries		3,756		4,069
—Provisions on investments in and loans to subsidiaries		(1,265)		(1,072)

		5,082		5,447
—Treasury shares		9		9
—Other fixed assets		89		93

Total non-current assets		5,180		5,549

Total Assets	CHF	5,244	CHF	5,706

Liabilities
Current liabilities:
—Amounts due to subsidiaries	CHF	42	CHF	28
—Amounts due to third parties		36		49
—Accrued liabilities		36		49

Total current liabilities		114		126
Non-current liabilities:
—Long-term debt		300		300
—Long-term debt to subsidiaries		908		1,552
—Provisions and non-current liabilities		210		149

Total non-current liabilities		1,418		2,001

Total liabilities		1,532		2,127

Shareholders’ Equity
Share capital		187		186
General reserve		1,972		1,951
Reserve for treasury shares		9		9
Retained earnings		1,544		1,433

Total shareholders’ equity		3,712		3,579

Total liabilities and shareholders’ equity	CHF	5,244	CHF	5,706

The accompanying notes are an integral part of these financial statements.

30

Statements of Operations (Holding Company)

In millions, except share and per share amounts

for the fiscal years ended December 31

	2002		2001
Operating income
—Royalties and license fees	CHF	357	CHF	427
—Dividends		119		89
—Gain on sale of investments		13		35
—Interest income from subsidiaries		173		270
—Other income		14		4

		676		825

Operating expense
—Interest expense to subsidiaries		(70)		(90)
—Interest expense to third parties		(14)		(41)
—Provisions on loans to subsidiaries		(193)		(11)
—Taxes		(25)		(27)
—Financial expenses		(18)		(72)
—Other expenses (including depreciation of CHF 39 in 2002 and CHF 28 in 2001)		(58)		(78)

		(378)		(319)

Net income for the year		298		506
Retained earnings, beginning of year		1,433		1,112
Dividend distribution		(187)		(185)
Retained earnings, end of year	CHF	1,544	CHF	1,433

The accompanying notes are an integral part of these financial statements.

31

Notes to Financial Statements (Holding Company)

In millions, except share and per share amounts

as of December 31

Note 1—Contingent Liabilities in Favour of Third Parties

	Dec. 31, 2002		Dec. 31, 2001
Guarantees	CHF	2,460	CHF	2,385
Letters of comfort		163		173

	CHF	2,623	CHF	2,558

Adecco S.A. has unconditionally and irrevocably guaranteed the notes of EUR 400 (CHF 581) issued by Adecco Financial Services (“AFS”), a subsidiary of Adecco S.A

On March 1, 2001, Adecco S.A. also provided banks with irrevocable and unconditional guarantees of CHF 80 and USD 100 (CHF 140) in respect to derivative financial instrument transactions executed by AFS.

Additionally, approximately CHF 623 of the credit facilities issued to several subsidiaries in Europe, North America, South America, Asia and Australia have been guaranteed.

Adecco S.A. has guaranteed the outstanding notes of USD 200 (CHF 280) and the outstanding notes of euro 122 (CHF 177) assumed by a subsidiary as part of the Olsten acquisition and notes of USD 41 (CHF 58) issued by Delphi Group Limited.

Adecco S.A. has unconditionally and irrevocably guaranteed the convertible notes of originally EUR 360 (CHF 576) issued by Adecco Finance BV, a subsidiary of Adecco S.A. Adecco S.A. has also provided Adecco Finance BV (formerly Meridian BV) with guarantees for any receivable the subsidiary may have on group companies arising from group financing. In addition, Adecco S.A. has issued originally 539,988 call options of its registered shares to Adecco Finance BV at an initial strike price of CHF 107.24 at the exchange rate of CHF 1.6084 per euro which are payable in five annual instalments. The notes were redeemable for the principal amount together with accrued interest at the option of the note holders only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling CHF 3. The remaining balance of the notes is convertible into 6,361,150 shares of Adecco S.A. The resulting liability has been included in provisions at the original price per option. Adecco S.A. has also committed to provide Adecco Finance BV with euro loans for the exercise price each time Adecco Finance BV exercises an option. Loans bear interest at 5.124% and are repayable in November 2004.

Note 2—Outstanding Bonds

	December 31, 2002		December 31, 2001
4.0% due July 7, 2005	CHF	300	CHF	300

Note 3—Treasury Shares

The reserve for treasury shares held by the Holding Company is transferred to/from retained earnings. All treasury shares held by subsidiary companies have been transferred to Adecco S.A. as of December 31, 2002.

	Total Cost		Number	Purchase sale price average per share		Highest price per share		Lowest price per share
Registered shares:
At December 31, 2001	CHF	4	129,558
Participation certificates exchanged for common stock		5	43,260	CHF	89	CHF	89	CHF	89

At December 31, 2002		9	172,818

Participation certificates:
At December 31, 2001		5	43,260
Participation certificates exchanged for common stock		(5)	(43,260)	CHF	89	CHF	89	CHF	89

At December 31, 2002		0	0

Total treasury shares	CHF	9

32

Notes to Financial Statements (Holding Company)

In millions, except share and per share amounts

as of December 31

Note 4—Shareholders’ Equity

	Share capital		General reserves		Reserve for treasury shares		Retained earnings		Total
Balance at
December 31, 2001	CHF	186	CHF	1,951	CHF	9	CHF	1,433	CHF	3,579
Dividend distribution								(187)		(187)
Share capital increase		1		21						22
Net income for the year								298		298

Balance at December 31, 2002	CHF	187 [1]	CHF	1,972	CHF	9	CHF	1,544	CHF	3,712

[1]	86,869,980 common shares at CHF 1 par value.

On April 17, 2002, Adecco S.A. held its annual general meeting of shareholders in Lausanne, Switzerland. At the meeting, Adecco S.A. Shareholders approved the following capital changes:

Conditional shares

Increase of conditional capital of Art 3quater from 5,399,880 shares to 15,400,000 shares, or, a maximum aggregate amount of CHF 15,400,000, through issuing a maximum of 15,400,000 registered shares, which shall be fully paid up by the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies.

Reduction of conditional capital of Art 3ter from 7,867,880 shares to 7,082,612 shares, or, a maximum aggregate amount of CHF 7,082,612 by issuing a maximum of 7,082,612 registered shares, which shall be fully paid up by the exercise of option rights which the Board of Directors grants to the employees and to the members of the Board of Directors of the corporation or of its affiliated companies.

During 2002, 522,282 shares were issued for stock options for a total value of CHF 22.

Adecco S.A. had 6,560,330 and 7,082,612 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 29, 2002 and December 30, 2001 respectively.

Authorised shares

Issuance of up to 19,000,000 additional Adecco S.A. shares is authorised under Art 3bis to finance possible mergers and acquisitions.

Note 5—Significant Shareholders

Adecco S.A.’s shares are registered shares. Management is not aware of any significant shareholders, other than Akila Finance S.A. and the Jacobs Group (consisting of KJ Jacobs AG, Zurich, Switzerland and members of the family of Klaus J. Jacobs) which held interests of 18.3% and 16.3% respectively, as of December 31, 2002.

Note 6—Restriction Regarding the Distribution of Dividends

Under Swiss law, a minimum of 5% of the net income for the year must be transferred to a general reserve until this reserve equals 20% of the issued share capital. Other allocations to this reserve are also mandatory. The general reserve is an appropriation of retained earnings and is not available for distribution.

Proposed Appropriation of Retained Earnings

	2002
Dividend
CHF 0.60 per registered share	136,594,495	[1]
To be carried forward	1,407,048,057

	1,543,642,552

[1]	This amount represents the maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 186,697,162 conditional shares of 21,960,330 and authorised shares of 19,000,000 as of December 31, 2002. Included in the aforementioned number of shares are 40,960,330 authorised and conditional shares, which were not in circulation as of December 31, 2002.

33

Report of the Statutory Auditors to the General Meeting of Adecco S.A., Chéserex

As Statutory Auditors, we have audited the accounting records and the financial statements, (balance sheet, statements of operations and notes, pages 32 to 33) of Adecco S.A. for the year ended December 31, 2002. The prior year corresponding figures were audited by another auditing firm.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed allocation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

ERNST & YOUNG Ltd

By:	/S/ MIKE SILLS Mike Sills Chartered Accountant in charge of the audit	By:	/S/ DARREN DOWNS Darren Downs Chartered Accountant

Lausanne, February 4, 2003

34

Major Consolidated Subsidiaries

	Group holding %	F/H/O/S*
Europe

Austria
Adecco Gesellschaft M.B.H.	100	O
jobpilot Austria GmbH	100	O

Belgium
Adecco Construct NV	100	O
Adecco Coordination Center S.A.	100	F
Adecco Personnel Services NV	100	O
Ajilon Engineer NV	100	O
Ajilon Finance BV	100	O
Ajilon It NV	100	O
jobpilot SPRL	100	O
Lee Hecht Harrison Belgium NV	100	O

Croatia
Adecco Croatia D.O.O.	100	O

Czech Republic
Adecco Spol. S. R.O.	100	O
jobpilot Cz S.R.O	100	O

Denmark
Adecco A/S	100	O
Ajilon Denmark APS	100	O

Finland
Adecco Finland OY	100	O
Ajilon Finland OY	100	O

France
Adecco Consulting S.A.	95	H/O
Adecco Holding France SAS	100	H
Adecco It Services SASU	100	S
Adecco Travail Temporaire SASU	100	O
Adia SASU	100	O
Ajilon Engineering S.A.	100	O
Ajilon It Consulting S.A.	95	O
Ajilon Sales and Marketing—Department
Telemarketing SARL	100	O
Ajilon Sales and Marketing S.A.	100	O
Ajilon Technologie S.A.	90	O
Ecco SAS	100	H
jobpilot France SARL	100	O
Lee Hecht Harrison France S.A.	100	O

Germany
Adecco Beteiligungsges MBH	100	O
Adecco Outsourcing GmbH	100	O
Adecco Personaldienstleistungen GmbH	100	O
Ajilon GmbH	100	O
jobpilot AG	100	O
Jobs & Adverts GmbH	100	O
Lee Hecht Harrison GmbH	100	O
Verwaltungsgesellschaft Adecco MBH	100	H

Greece
Adecco HR AE	100	O

Hungary
Adecco Magyarorszagi Szemelyzeti Kozvetito Kft	100	O
jobpilot Hungary Magyaroszag	100	O

Ireland
Adecco Ireland Ltd	100	O

Italy
Adecco Italia Holding di Partecipazione
e Servizi SPA	100	H
Adecco Paywise Systems SRL	100	O
Adecco Societa di Fornitura di Lavoro
Temporaneo SPA	100	O
Ajilon SRL	100	O
jobpilot Italia SRL	100	O
Lee Hecht Harrison SRL	100	O

Luxembourg
Adecco Services Financiers (Luxembourg) S.A.	100	F
Adecco Luxembourg S.A.	100	O

Monaco
Adecco Monaco SAM	100	O

Netherlands
Adecco Computer People Holdings BV	100	H
Adecco Finance BV	100	F
Adecco Holding Europe BV	100	H
Adecco Interecco Holding BV	100	H
Adecco Latam Holding BV	100	H
Adecco Nederland Beheer BV	100	H
Adecco Nederland Holding BV	100	H
Adecco Olsten Finance BV	100	F
Adecco Olsten Holding BV	100	H
Adecco Overseas Holding BV	100	H
Adecco Paywise Systems Aps BV	100	H
Adecco Personeelsdiensten BV	100	O
Adia International Investeringen BV	100	H
Ajilon Holding Europe BV	100	H
Ajilon Managed Services BV	100	O
Ajilon Professional Staffing BV	100	O
jobpilot Nl BV	100	O
Lee Hecht Harrison BV	100	O

Norway
Adecco Airport Security AS	15	O
Adecco Marine Weld AS	100	O
Adecco Norge AS	100	O
Adecco Security AS	100	O
Ajilon Norway AS	100	O
jobpilot Norway AS	100	O
Olsten Norway AS	100	H

Poland
Adecco Poland SP Z.O.O.	100	O
jobpilot Polska SP Z.O.O.	100	O

Portugal
Adecco Formacao e Consultadoria Ltda	100	O
Adecco Marketing Services Ltda	100	O
Adecco Recursos Humanos Ltda	100	O

Romania
Adecco Romania SRL	100	O

Russia
OOO Adecco	100	O

Slovenia
Adecco RH D.O.O	100	O

Spain
Adecco Formacion S.A.	100	O
Adecco Iberia S.A.	100	H
Adecco Paywise Systems Aps Spain S.A.	100	O
Adecco TT S.A., Empresa
De Trabajo Temporal	100	O
Ajilon S.A.	100	O
Horecca Staffing Services Empresa
De Trabajo Temporal S.A.	100	O
Ole Staffing S.A.	100	S

Sweden
Adecco HR AB	100	O
Adecco Sweden AB	100	O
Ajilon Sweden AB	100	O

*	Represents:

F—Financial

H—Holding

O—Operating

S—Group Services

35

Major Consolidated Subsidiaries

	Group holding %	F/H/O/S*

Switzerland
Adecco management & consulting S.A.	100	S
Adecco Ressources Humaines S.A.	100	O
Adecco S.A.	100	H
Adecco Special Financing AG	100	F
Adiainvest S.A.	100	F
Ajilon SARL	100	O
jobpilot Switzerland S.A.	100	O
Lee Hecht Harrison AG	100	O

Turkey
Adecco Hizmet Ve Danismanlik AS S.A. (Fka Ecco Hizmet Ve Danismanlik AS S.A.)	51	O

United Kingdom
Accountants on Call Ltd	100	O
Adecco UK IT Holdings	100	H
Adecco UK Ltd	100	O
Ajilon Communications Ltd	100	O
Ajilon Group Ltd	100	O
Ajilon Plc	100	O
Ajilon Services Ltd	100	O
Computer People Ltd	100	O
jobpilot UK Ltd	100	O
Jonathan Wren & Co Ltd	100	O
Jonathan Wren Search & Selection Ltd	100	O
Lee Hecht Harrison Ltd	100	O
Office Angels Ltd	100	O
Olsten UK Holdings Ltd	100	H
Olsten UK Ltd	100	O/H
Roevin Management Services Ltd	100	O

North America

Canada
Adecco Employment Services Ltd	100	H/O
Adecco Quebec, Inc	100	O
Ajilon Canada Inc	100	O
Ajilon Communications Inc	100	O
Ajilon Staffing Of Canada Ltd	100	O

USA
Adecco Employment Services, Inc.	100	O
Adecco North America, LLC	100	H/O
Adecco USA, Inc	100	O
Adecco, Inc	100	H
Ado Staffing, Inc	100	H
Ajilon Communications LLC	100	O
Ajilon Holdings LLC	100	O
Ajilon Professional Staffing LLC	100	O
Asi Staffing, Inc	100	H
Lee Hecht Harrison LLC	100	O
Paywise, Inc	100	O
The Workcard Company	100	O

Asia Pacific

Australia
Adecco Australia Pty Ltd	100	H/O
Adecco Holdings Pty Ltd	100	H
Ajilon Australia Pty Ltd	100	O
Icon Recruitment Pty Ltd	100	O
Jonathan Wren Australia Pty Ltd	100	O
Lee Hecht Harrison Pty Ltd	100	O

China
Guangdong Adecco Personnel Services Ltd (Fka Guangdong Adia Personnel Services Ltd)	75	O
Templar International Consultants (Shang Hai) Ltd	100	O

Hong Kong
Ecco Services (Asia) Ltd	100	H/O
Adecco Personnel Ltd	100	O
Lee Hecht Harrison Pty Ltd	100	O
Templar International Consultants Ltd	100	O

Indonesia
PT Templar International Consultants	100	O

Japan
Adecco Career Staff Ltd	100	O

Malaysia
Agensi Perkerjaan Adecco Personnel SDN BHD	100	O

New Zealand
Adecco New Zealand Ltd	100	O
Adecco Personnel Ltd	100	O
Ajilon Ltd	100	O

Philippines
Add-Force Personnel Services, Inc	25	O
Add International Services, Inc	25	O

Singapore
Adecco Personnel Pte Ltd	100	O
Lee Hecht Harrison Pte Ltd	100	O

South Korea
Adecco Korea Inc	100	O

Taiwan
Adecco Personnel Company Ltd	100	O
Adia L&M Personnel Consultants Ltd	100	O
Adia Taiwan Ltd	100	O

Thailand
Adecco Consulting Ltd	100	O
Adecco Eastern Seaboard Ltd	100	O
Adecco New Petchburi Recruitment Ltd	100	O
Adecco Phaholyothin Recruitment Ltd	100	O
Adecco Rama 4 Recruitment Ltd	100	O
Templar International Consultants Ltd	100	O

Latin America

Argentina
Adecco Argentina S.A.	100	O

Bolivia
Adecco Bolivia S.A.	100	O

Brazil
Adecco Top Services Recursos Humanos S.A.	100	O

Chile
Adecco Servicios Empresariales S.A.	100	O
Adecco Recursos Humanos S.A.	100	O

Colombia
Adecco Colombia S.A.	100	O

Costa Rica
Adecco de Costa Rica Recursos Humanos S.A.	100	O

Dominican Republic
Adecco Dominicana C.Por A	100	O

Ecuador
Adeccoiberia S.A.	100	O

El Salvador
Adecco El Salvador S.A.	100	O

Guatemala
Adecco Guatemala Sociedad Anonima	100	O

*	Represents:

F—Financial

H—Holding

O—Operating

S—Group Services

36

Major Consolidated Subsidiaries

	Group holding %	F/H/O/S*

Mexico
Ecco Servicios de Personal S.A. de CV	100	O/H
Entreprise Adecco S.A. de CV	100	O
Excellance Adecco S.A. de CV	100	O
Interim Adecco S.A. de CV	100	O
Performance Adecco S.A. de CV	100	O
Reussite Adecco S.A. de CV	100	O
Servicios Administratives Adecco S.A. de CV	100	O
Servicios Especializados Adecco S.A. de CV	100	O
Servicios Integrales Adecco S.A. de CV	100	O

Panama
Adecco Panama S.A.	100	O

Peru
Adecco Peru S.A.	100	O
Adecco Peru Servicios Temporales S.A.	100	O

Puerto Rico
Adecco Personnalservices, Inc	100	O
Adecco Speciality Brands Inc	100	O

Uruguay
Adecco Uruguay S.A.	100	O

Venezuela
Adecco Empresa de Trabajo Temporal C.A.	100	O

Other

Bermuda
Adecco Financial Services (Bermuda) Ltd	100	F
Adecco Reinsurance Company Ltd	100	F
Adia Funding Ltd	100	F
Secad Ltd	100	F

Israel
Adecco Israel Staffing Services Ltd	100	O

Morocco
Adecco Maroc S.A.	100	O

Nigeria
Adecco Nigeria Limited	100	O

South Africa
Technihire Ltd	100	O
Inkomba Recruitment Services PTY Ltd	90	O

Tunisia
Adecco Tunisie SARL	100	O

*	Represents:

F—Financial

H—Holding

O—Operating

S—Group Services

37

Corporate Governance

This Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of the Adecco Group’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies and in the Charters of the Committees of the Board of Directors. The Adecco Group’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance of March 2002.

In this report the Adecco Group discloses its Corporate Governance information as of December 31, 2002 and prior years. However, all financial information of the Adecco Group’s Consolidated Financial Statements is presented for the years ended December 29, 2002, December 30, 2001 and December 31, 2000.

1. Structure and Shareholders of the Adecco Group

Legal and management structure

Adecco S.A. is a limited liability company (société anonyme) organised under the laws of Switzerland, with its registered office at Chéserex, Switzerland. The Adecco Group’s principal corporate office is the office of its management company Adecco management & consulting S.A. at Sagereistrasse 10, Glattbrugg, Switzerland.

Adecco S.A. is listed at the SWX Swiss Exchange (shares ADEN / trading on Virt-x: 1213860), at the New York Stock Exchange NYSE (ADRs ADO), and at Euronext Premier Marché (shares 12819). As of December 31, 2002, the market capitalisation of Adecco S.A., based on outstanding shares, amounted to approximately CHF 10.13 billion.

The Adecco Group’s principal business is providing personnel services to companies and industry worldwide. The Adecco Group provides its services through its four divisions: Staffing Services Division, Professional Staffing and Services Division, Career Services Division and e-HR Services Division. Staffing Services Division provides mainstream staffing services including temporary staffing and permanent placement. Professional Staffing and Services Division provides specialist temporary and permanent placement including finance and information technology. Career Services Division provides outplacement and coaching. e-HR Services Division provides on-line recruitment activities. The Adecco Group provides these services by contract to businesses located throughout North America, Europe, Asia Pacific and Latin America.

The Adecco Group’s management structure is as follows:

•	Jérôme Caille, Chief Executive Officer of the Adecco Group, President of the Staffing Services Division;

•	Felix Weber, Chief Financial Officer of the Adecco Group, President of the e-HR Services Division;

•	Ray Roe, President of the Professional Staffing and Services Division;

•	Luis Sánchez de León Chief Sales, Marketing and Business Development Officer, President of the HR Support Services Division;

•	Stephen G. Harrison, Chief Group Human Resources Officer, CEO of the Career Services Division.

The Adecco Group comprises numerous legal entities around the world, mainly organised along the divisional structure. The major consolidated subsidiaries are listed on pages 35 to 37 in this report.

Shareholders

As of December 31, 2002, the total number of shareholders directly registered with Adecco S.A. was 12,584.

As of December 31, 2002, 34,163,580 shares or 18.3% of the issued shares were held by Akila Finance S.A., which is owned and controlled by Philippe Foriel-Destezet. No change in the shareholding of Akila Finance S.A. has been reported to Adecco S.A. in the year under review.

As of December 31, 2002, 30,505,280 Adecco S.A.’s shares or 16.3% of the issued shares were held by the Jacobs Group, consisting of KJ Jacobs AG, Zurich, Switzerland, and members of the family of Klaus J. Jacobs. Beneficial owners of the shares held by KJ Jacobs AG are the charitable foundation “Jacobs Stiftung” (Zurich) and an association named “Jacobs Familienrat” (composed of Klaus J. Jacobs and family members). In June 2002, KJ Jacobs AG sold 5.8 million shares of Adecco S.A..

In connection with the Adia-Ecco merger, the Akila Group and KJ Jacobs AG entered into a shareholders’ agreement on minimum holding of Adecco S.A.’s shares by the parties and on joint voting instructions. The agreement expired on May 8, 2002.

Adecco S.A. is not aware of any person or entity other than those stated above owning more than 5% of Adecco S.A. shares.

At present, there are no cross-shareholdings exceeding 5% of a party’s share capital and Adecco S.A. is not a major shareholder to any listed company.

Any investor who directly, indirectly or together with another person, acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below or exceeds the thresholds of 5, 10, 20, 33 1/3, 50 or 66 2/3% of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A.’s management is also under an obligation to publish the disclosure no later than two trading days after receipt.

38

Corporate Governance

2. Capital Structure

Capital and change of capital

Adecco S.A.’s capital structure as of dates indicated below was as follows:

	Issued Shares			Issued Participation Certificates			Authorised Capital			Conditional Capital
	Shares	Amount		Cerificates	Amount		Shares	Amount		Shares	Amount
January 2, 2000	178,358,280	CHF	178.4	49,000	CHF	—	6,562,900	CHF	6.6	19,471,910	CHF	19.5
Changes	7,155,150		7.2	—		—	(6,562,900)		(6.6)	(7,204,150)		(7.2)
December 31, 2000	185,513,430	CHF	185.5	49,000	CHF	—	—	CHF	—	12,267,760	CHF	12.3
Changes	785,268		0.8	—		—	19,000,000		19.0	214,732		0.2
December 30, 2001	186,298,698	CHF	186.3	49,000	CHF	—	19,000,000	CHF	19.0	12,482,492	CHF	12.5
Changes	571,282		0.6	(49,000)		—	—		—	9,477,838		9.5
December 29, 2002	186,869,980	CHF	186.9	—	CHF	—	19,000,000	CHF	19.0	21,960,330	CHF	22.0

On April 17, 2002, the Annual General Meeting of Shareholders approved the changes of authorised and conditional capital as described below.

Details of Adecco S.A.’s legal reserves and retained earnings are included in Note 4 to the Financial Statements of the Holding Company.

Additional information and exact wording can be found in the Articles of Incorporation of Adecco S.A.

(Internet: <http://aoi.adecco.com>).

Authorised capital

The Board of Directors is authorised until May 2, 2003 to increase the share capital in one or more steps by up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. The Board of Directors is authorised to withdraw the subscription rights of the shareholders under certain conditions as stated in the Articles of Incorporation.

Conditional capital

Conditional capital of up to 6,560,330 shares (CHF 6,560,330) is reserved for the exercise of option rights granted to employees and members of the Board of Directors of Adecco S.A. or of its affiliated companies. The subscription rights of shareholders as well as the option subscription rights of the shareholders are excluded.

Conditional capital of up to 15,400,000 shares (CHF 15.4 million) is reserved for the exercise of option or conversion rights granted in relation to financial instruments such as bonds or similar debt instruments of Adecco S.A. or of its affiliates. The subscription rights of the shareholders regarding the subscription of the shares are excluded. The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors.

Shares and participation certificates

In May 2001, there was a share split by 10 to 1 and participation certificates by 2 to 1. All shares are fully paid-up registered shares with a par value of CHF 1. All shares bear the same dividend and voting rights.

On April 17, 2002, the Annual General Meeting of Shareholders approved the conversion of all participation certificates into registered shares, hence increasing the registered share capital by CHF 49,000 to CHF 186,347,698. As of April 17, 2002 all participation certificates have legally ceased to exist.

Bonus certificates

The Company has not issued bonus certificates (“Genussscheine”).

Limitations on registration, nominee registration and transferability

Each Adecco S.A. share represents one vote.

Acquirers of registered shares are registered in the share register as shareholders with the right to vote upon request, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. Since April 1999 any person or entity shall be registered with the right to vote for no more than 5% of the registered share capital as set forth in the commercial register. The registration restriction also applies to persons who hold some or all of their shares through nominees. See art. 4 sec. 2 of the Articles of Incorporation (Internet: <http://aoi.adecco.com>).

The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement (see art. 4 sec. 3 of the Articles of Incorporation (Internet: http://aoi.adecco.com).

Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), are treated as one single person or nominee with regard to the registration restriction and the nominee registration.

39

Corporate Governance

In 2002 the Board of Directors has approved to register the shares transferred from Akila S.A. to Akila Finance S.A. in the Company’s share register. The ultimate beneficial owner of the Adecco S.A.’s shares held by the Akila Group remained unchanged. No further exception on limitations on registration and nominee registrations has been made in the year under review.

Convertible notes

In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly owned subsidiary of Adecco S.A., issued EUR 360 million (CHF 576 million) convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder on November 25, 2001. Certain note holders exercised their redemption right on their notes for the principal amount totalling EUR 3 million. The notes are convertible into Adecco S.A. shares assuming a share price of CHF 107.24 and an exchange rate of CHF 1.6084 per Euro. The remaining balance of the notes is convertible into 5,361,150 shares of Adecco S.A.

Adecco S.A. has unconditionally and irrevocably guaranteed the convertible notes of EUR 360 million (CHF 576 million) originally issued by Adecco Finance BV. See also Note 7 “Financing Arrangements” in the Notes to Consolidated Financial Statements—as of December 29, 2002.

Options issued

The Adecco Group has several stock option plans whereby employees and directors receive the option to purchase shares. There are global and country specific plans in place.

Certain options granted under the plans are tradeable at the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Adecco Group and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A.’s share. If the option holder chooses to sell the option on the open market, options may be held by a non-employee or director of the Adecco Group. The trading of the tradable options is managed by a Swiss bank.

The purpose of the plans is to furnish incentives to selected employees and directors, to encourage employees to continue employment with the Adecco Group and to encourage selected employees and directors to own shares and to align with shareholder interests. Upon exercise of options, conditional capital of up to 6,560,330 shares is reserved for the purpose of granting options or shares bought back in the open market may be used.

The Board of Directors shall determine who shall be granted options and the size of the option grant for each optionee, the conditions, the exercise price and the date of granting. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of usually up to five years and are subsequently exercisable over five years. Options may be exercised at any time within the exercise period except for limitations set forth in the Adecco Group Insider Trading Statement of Policy.

Except under certain circumstances, un-vested options granted under the plan lapse upon termination of employment or Board membership. The Board of Directors may modify, amend, suspend or discontinue the plans.

Options outstanding as of December 31, 2002 were:

Exercise Price per Share		Number	Weighted Average Remaining Life	Weighted Average Exercise Price per Share
CHF	17—53	1,757,610	3.6	CHF	50
	54—99	8,144,819	6.6		74
	100—145	4,111,955	4.4		105
	146—191	34,446	4.8		175
	192—237	20,767	4.6		236
	238—298	4,971	2.7		285

CHF	17—298	14,074,568	5.6	CHF	80

For further details, see Note 9 “Stock Option Plans” in the Notes to Consolidated Financial Statements – as of December 29, 2002.

40

Corporate Governance

3. Board of Directors

Areas of responsibility of the Board of Directors and of Management are defined by law and by the Articles of Incorporation of Adecco S.A. (Internet: <http://aoi.adecco.com>).

The Board of Directors of Adecco S.A. currently consists of nine members.

Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland and be domiciled in Switzerland. Adecco S.A. is exempt from this requirement.

The following table sets forth the name, entry date and terms of office, nationality, professional education and principal positions of those individuals who currently serve as members of the Board of Directors:

John Bowmer[1]	• Chairman of the Board of Directors; member of the Board of Directors since April 2002; term of office ends April 16, 2003.

• British nationality.

• Studied at Keele University, England, and graduated with a degree in Economics and Politics; holds a Masters degree from the London School of Business Studies.

•      Chief Executive Officer of the Adecco Group from August 1996 to April 2002, when he became Chairman of the Board. Chief Executive Officer of Adia from January 1992 to August 1996. Zone Manager for Adia’s Asia Pacific operations from 1989 to 1991.

• Board memberships: CP Ships, Canada (Member)[3].

• Other functions: Regional Advisory Board of London Business School (Member).

Miguel Alfageme[1]	• Member of the Board of Directors since April 2002; term of office ends April 16, 2003.

• Spanish nationality.

• Degree in Business Administration from ICADE (Universidad Pontificia Comillas), Spain.

•      Until his Board appointment in 2002, Mr Alfageme had been member of the Executive Committee for the Adecco Group since 1998 as General Manager Southern Europe and Latin America. Before he had been General Manager Spain since 1990. Mr Alfageme was previously with the BNP Group.

• Board memberships: Adecco Foundation for Labour Integration (Member); Adecco Iberia S.A. (Chairman).

Philippe Foriel-Destezet[2]	• Member of the Board of Directors since August 1996; term of office ends April 16, 2003.

• French nationality.

• Graduated from HEC Paris; Honorary Chevalier of the Légion d’Honneur.

• Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.

• Board memberships: Akila Finance S.A Luxembourg (Chairman); Securitas AB, Sweden (Member)[3], Carrefour S.A. France (Member)[3].

Christian Jacobs[2]	• Member of the Board of Directors since April 2002; term of office ends April 16, 2003.

• German nationality.

• PhD in Law; Completed studies in Law and Business Administration at the Universities of Freiburg in Breisgau and Munich, Germany and Aix-en-Provence, France.

•      Partner in the law firm White & Case, Feddersen, Hamburg; previously a partner with attorneys Huth Dietrich Hahn in Hamburg. Practised corporate, capital markets, antitrust and European law with Büsing Müffelmann & Theye in Bremen.

•      Board memberships: KJ Jacobs AG, Zurich (Chairman); Barry Callebaut AG, Zurich (Vice Chairman)[3]; Stollwerck AG, Germany, (Chairman)[3]; Boards & More AG, Zurich (Member); Stiftung der Deutschen Kakao-  und Schokoladenwirtschaft, Germany (Member); Jacobs Foundation, Zurich (Member).

[1]	Executive member of the Board of Directors.
[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceeding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company.

41

Corporate Governance

Philippe Marcel[1]	• Member of the Board of Directors since April 2002; term of office ends April 16, 2003.

• French nationality.

• Graduated from the Ecole Supérieure de Commerce, Lyon, France.

• Until his Board appointment in 2002, Mr Marcel was a member of the Senior Management team of the Adecco Group.

In the Executive Committee, he was Zone Manager for France, Morocco, and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.

• Board memberships: Adecco France (Chairman); Adecco Germany (Chairman); April Group France (Member)[3].

Conrad Meyer[2]	• Member of the Board of Directors since May 2001; term of office ends April 16, 2003.

• Swiss nationality.

•      Graduated in Business Administration from the University of Zurich. Full Professor of Accounting, Control and Risk Management and Director of the Institute of Accounting and Control at the University of Zurich.

•      Board memberships: Neue Zürcher Zeitung AG, Zurich (Chairman); ATAG Asset Management, Basel (Chairman); KJ Jacobs AG, Zurich (Member); BDO Visura, Solothurn (Member); Akademie für Wirtschaftsprüfung, Zurich (Member); Board of the Prince of Liechtenstein Foundation, Liechtenstein (Member).

• Other functions: President of the Commission of the Swiss Accounting and Reporting Recommendations (ARR); President of the Panel of Experts for Reporting Requirements at SWX Swiss Exchange.

Yves Perben[2]	• Member of the Board of Directors since August 1996; term of office ends April 16, 2003.

• Swiss and French nationality.

• Graduated in Business Administration from the HEC, Paris (MBA).

• Graduated in Political Sciences and International Relations at the IEP Paris (MA). Qualified as a Chartered Public Accountant at the D.E.C.S.

• Chairman and CEO of Corpofina-Geneva. Previously Mr Perben worked with Corpofina-Paris, Indosuez (Corporate Banking), Paribas (Corporate Banking) and Unilever Group.

•      Board memberships: UEB—United European Bank (Switzerland), Geneva (Member of the Board and Member of the Audit Committee); Qualis SCA, Paris (Member of the Board and Chairman of the Audit Committee).

Andreas Schmid[2]	• Member of the Board of Directors since April 1999; term of office ends April 16, 2003.

• Swiss nationality.

• Masters degree in Law from the University of Zurich, Switzerland.

• CEO of Barry Callebaut AG from 1999 to 2002, having previously been CEO of Jacobs AG and before that the CEO of the Mövenpick Consumer Goods Division.

• Board memberships: Barry Callebaut AG, Zurich (Chairman)[3]; Kuoni Reisen Holding AG, Zurich (Chairman)[3]; Unique Flughafen Zurich AG (Chairman)[3].

Ernst Tanner[2]	• Member of the Board of Directors since April 2000; term of office ends April 16, 2003.

• Swiss nationality.

• Graduated from business school in Switzerland; completed studies at Columbia University, New York, and Harvard University, Cambridge, USA.

•      Since 1993, CEO of Chocoladefabriken Lindt & Sprüngli AG, Kilchberg, Switzerland, and since 1994 Chairman of the Board and CEO of Lindt & Sprüngli[3]. Before 1993 Mr Tanner was with Johnson & Johnson for 25 years.

• Board memberships: The Swatch Group AG, Biel (Member)[3]; Credit Suisse Group, Zurich (Member)[3]; Zürcher Handelskammer, Zurich (Member).

[1]	Executive member of the Board of Directors.
[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Adecco Group in the three financial years preceeding fiscal year 2002 and does not have important business connections with Adecco S.A. or with any of the Adecco Group companies.
[3]	Listed Company.

42

Corporate Governance

Cross-involvements at the level of the Board of Directors of Adecco S.A. and other listed companies exist according to the information provided in the above table.

Members of the Board of Directors are elected for the term of office of one year, until the date of the next ordinary General Meeting of Shareholders; and may be re-elected for successive terms. Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board by means of co-optation to the General Meeting of Shareholders. The Board of Directors operates under the direction of the Chairman who is appointed by the Board of Directors. As of December 31, 2002, neither a Vice Chairman nor a Delegate of the Board of Directors has been appointed. The Board holds four to six meetings per year. Each board meeting usually lasts for approximately six hours. For specific subjects, members of the Senior Management are present and for specific matters and on a case-by-case basis, the Board of Directors consults external advisors. The following Board Committees also assist the Board of Directors: the Audit and Finance Committee (AFC) and the Nomination and Compensation Committee (NCC).

Audit and Finance Committee (AFC)

The Audit and Finance Committee’s primary responsibility is to assist the Board in carrying out its responsibilities as they relate to the organisation’s accounting policies, internal controls and financial reporting practice. The committee is primarily responsible for the adequacy of the following functions:

•	timely financial reporting and fair presentation of the Company’s financial condition, results of operations, cash flows as well as future commitments

•	compliance with pertinent laws and regulations and internal policies

•	active oversight role with respect to the internal audit function

•	monitoring the corporate control processes through internal auditing

•	liaising authority on behalf of the Board of Directors with the external auditors

•	financial planning, including finance strategy and treasury policy.

The AFC holds approximately five meetings per year. For specific subjects, members of the Senior Management are present, in particular the CEO and the CFO. The head of Internal Audit and the lead partner of the external auditors usually participate in the meetings.

As of December 31, 2002, the members of the AFC were:

Name	Position
Conrad Meyer	Chairman of the AFC
Philippe Foriel-Destezet	Member
Andreas Schmid	Member

Nomination and Compensation Committee (NCC)

The Nomination and Compensation Committee is primarily responsible for the adequacy of the following functions:

•	establishing a compensation policy for the Adecco Group

•	reviewing and approving the goals and objectives relevant to Senior Executives’ compensation

•	evaluating Senior Executives’ performance

•	providing recommendations to the Board of Directors with respect to incentive compensation plans and equity based plans

•	establishing principles for the selection of candidates for election or re-election to the Board of Directors of Adecco S.A.

The NCC holds approximately three to five meetings per year. For specific subjects, members of the Senior Management are present, in particular the CEO and the CFO.

As of December 31, 2002, the members of the NCC were:

Name	Position
Yves Perben	Chairman of the NCC
Christian Jacobs	Member
Ernst Tanner	Member

The Board of Directors has delegated the day-to-day management of the Company to the Senior Management of the Adecco Group, except for specific items, such as acquisitions, long term financial commitments, management structure, budget approval, compensation policy, corporate identity policy, guidelines and policy statements.

The Board of Directors’ instruments of information and control towards the Management consist of the following main elements:

—	Management Information Systems which include the monthly reporting on performance, budget and the assessment of extraordinary events

—	Internal Audit, reporting to the Chairman of the Audit and Finance Committee, which includes regular reporting on risk management matters.

4. Senior Management

The following table sets forth the name, year of entry to the Adecco Group, nationality, professional education and principal positions of those individuals who served as members of the Senior Management of the Adecco Group as of December 2002:

Jérôme Caille	•	French nationality.

	•	Holds an MBA from the Ecole Supérieure de Commerce, Lyon, France.

	•	CEO of the Adecco Group since April 2002 and President of the Staffing Services Division since October 2001. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

43

Corporate Governance

Felix A. Weber	•	Swiss nationality.

	•	Graduated from the University of St Gallen in Switzerland in Finance and with a PhD in Marketing.

	•	Chief Financial Officer of the Adecco Group since February 1998, President of the e-HR Services Division since December 2002. Mr Weber held Associate and Partner positions with McKinsey & Company, Switzerland from 1986 to 1998. Before 1986 CEO Swiss Aluminium South Africa and previously head of Sales and Marketing with Swiss Aluminium Limited. Mr Weber commenced his career with Asea Brown Boveri AG.

	•	Board membership: Syngenta AG, Basel (Member) since November 2000.

Stephen G. Harrison	•	American nationality.

	•	MBA with honours from the University of Cincinnati, USA.

	•	Group Chief Human Resources Officer and CEO of the Career Services Division of the Adecco Group since November 2001, president of Lee Hecht Harrison since 1986. Previously, Mr Harrison was a partner with the Center for Diagnostic Medicine in New York and spent 14 years at Tenneco, specialising in labour relations and HR management.

	•	Board membership: Jobs for America’s Graduates (Member Executive Committee).

Luis Sánchez de León	•	Spanish nationality.

	•	Graduated in Economic Science from the University Complutense, Madrid.

	•	Chief Sales, Marketing and Business Development Officer of the Adecco Group since November 2001. Sales and Marketing Director of Southern Europe and Latin America from 1995 to 2001 and President of the HR Support Services Division since December 2002. Sales and Marketing Director of Adecco Spain from 1993 to 1995. Regional Manager of Adecco Spain from 1990 to 1993.

	•	Prior to 1990, Mr Sánchez de León was a Regional Controller for Southern Europe and Latin America with Rhône-Poulenc, Paris.

Ray Roe	•	American nationality.

	•	Bachelor of Science from United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, USA.

	•	Chief Executive Officer of the Professional Staffing and Services Division since May 2002. Chief Executive Officer Adecco Asia Pacific from July 1998 to May 2002. Chief Operating Officer Lee Hecht Harrison USA from 1993 to July 1998.

	•	Mr Roe commenced his career with the US Army, retiring as a Brigadier General in 1993 after 26 years.

There are no significant management contracts between the Adecco Group and external providers of services.

5. Compensation, Shareholdings and Loans

The Adecco Group’s compensation philosophy

The Adecco Group’s compensation philosophy is based on pay for performance. Accordingly, individual and business unit contributions to the Company’s success are overriding considerations. The Adecco Group’s compensations programmes are designed to attract, retain, motivate and reward employees to achieve the Company’s financial and strategic objectives while ensuring the total compensation opportunity is internally equitable and externally competitive.

The Adecco Group’s compensation programme for Senior Management includes the following five key components:

—	Base Salary

—	Short-term Incentive (Bonus)

—	Long-term Incentive (The Adecco Group Stock Option Programme)

—	Fringe Benefits and Social Charges

—	Transitional Arrangements (special conditions for assignments abroad).

Base salary/fringe benefits: Annual base salary and fringe benefits are payments for doing the job. Both are determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary which is in line with the market.

Bonus: It is through the bonus system that managers can maximise their short-term earning potential. Only through increasing Company profits and growth can managers maximise earning potential and therefore earn substantially more than their base compensation.

Stock Option Plan: Stock options are considered the long-term element to maintaining loyalty over an extended period. In addition, they encourage plan participants to increase shareholder value.

44

Corporate Governance

Market forces

In order to pay competitively, the Adecco Group reviews market conditions on a continuing basis. Numerous conditions impact on how employees are paid, including geographic location, industry, competition and general business climate. Pay conditions vary from country to country as business climate, cost of living, competition for jobs and local industries vary. In order to pay competitively, the Adecco Group’s country organisations conduct annual local salary surveys and review country specific economic data to determine their merit increase guidelines.

Compensation for acting and former members of governing bodies

The total of all compensation conferred during the fiscal year 2002 to the executive members of the Board of Directors and to the Senior Management amounted to CHF 10.9 million. This amount includes honorariums, salaries, credits, bonuses and benefits in kind. It also includes payments conferred to members of governing bodies who gave up their function during the fiscal year 2002. The respective sum conferred to the non-executive members of the Board of Directors amounted to CHF 0.8 million. The above figures do not include bonus payments effectuated in 2002 for the fiscal year 2001, whilst bonus payments due in 2003 for the fiscal year 2002 are included.

No additional payments were conferred during the fiscal year 2002 to members of the Board of Directors or to members of the Senior Management who gave up their function during the fiscal year 2002 or before.

Shares allocated

No shares were allocated during the fiscal year 2002 to acting members of governing bodies.

Shares held

As of December 31, 2002, the members of the Senior Management and the executive members of the Board of Directors (including closely linked parties) held 110,064 shares of Adecco S.A. The non-executive members of the Board of Directors held 6 shares of Adecco S.A. Not included in these amounts are the 34,163,580 shares held by Akila Finance S.A., which is owned and controlled by Philippe Foriel-Destezet, and the 28,427,880 shares held by KJ Jacobs AG to which Christian Jacobs (Chairman) and Conrad Meyer are members of the Board of Directors.

Stock options held

Total of stock options granted and exercised since the merger of Adia and Ecco in 1996 and held as of December 31, 2002:

Year of grant/	1997/		1998/			1999/	2000/	2001/		2002/			Total
Last year of expiry/	2006		2008			2008	2011	2011		2010
Strike price CHF	48.40	43.00	45.85	53.50	66.70	102.20	108.00	85.27	107.30	109.50	88.20	60.00
A. Executive members of the Board of Directors and Senior Management

Options granted	700,000	33,750	65,000	795,000	10,000	1,397,300	27,500	1,755,000	0	200,000	100,000	1,152,500	6,236,050

Options exercised	(220,000)	(27,300)	(40,000)	(197,000)	(8,000)	0	0	(83,334)	0	0	0	0	(575,634)

Options held	480,000	6,450	25,000	598,000	2,000	1,397,300	27,500	1,671,666	0	200,000	100,000	1,152,500	5,660,416
B. Non-executive members of the Board of Directors and Senior Management[1]

Subtotal per plan	0	0	0	0	0	0	30,000	0	10,000	0	0	0	40,000

[1]	No options exercised.

The figures indicated are net of options lapsed. One option entitles to the purchase of one Adecco S.A.’s share under the conditions as outlined in the respective plan. For additional information on stock options, see chapter 2 “Capital Structure”.

45

Corporate Governance

Additional honorariums and remunerations

Additional honorariums (including consultancy honorariums, other contracts/agreements) and other remunerations were conferred by the Adecco Group for services performed during 2002 to members of the Board of Directors and closely linked parties: under an Executive Services Fee agreement, the Adecco Group paid for the period January 1, 2002 to April 16, 2002 fees of CHF 1.5 million each both to the Akila Group which is owned and controlled by Philippe Foriel-Destezet, and to KJ Jacobs AG, of which Christian Jacobs (Chairman) and Conrad Meyer are members of the Board of Directors. No additional honorariums and remunerations were conferred to members of the Senior Management and closely linked parties.

Highest total sum of compensations and stock option allotments conferred to a member of the Board of Directors during 2002

The highest total sum of compensation and stock option allotments conferred to a member of the Board of Directors during 2002 amounted to CHF 2.2 million and to 500,000 stock options.

Loans granted by governing bodies

The Adecco Group, for the fiscal year 2002, has no guarantees and loans outstanding, advances or credits granted to members of the Board of Directors or to members of the Senior Management, including to parties closely linked to such persons.

6. Shareholders’ Rights

See also the Articles of Incorporation of Adecco S.A. (Internet: <http://aoi.adecco.com>).

Information Rights

Swiss law allows any shareholder to seek information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of the Company including business secrets, are at stake and the information requested is required for the exercise of shareholders rights. Shareholders may only obtain access to the books and records of the Company if authorised by the Board of Directors or the General Meeting of Shareholders. Should the Company refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholder’s inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, the Company or any shareholder may ask the court of competent jurisdiction at the Company’s registered office to appoint a special commissioner within 30 days. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition a court of competent jurisdiction to order the appointment of a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with the Company’s Articles of Incorporation. The costs of the investigation are generally allocated to the Company and only in exceptional cases to the petitioner(s).

General Meeting of Shareholders: agenda, notice, registration

Under Swiss corporate law, an ordinary General Meeting of Shareholders must be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the Adecco Group statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.

The Swiss Code of Obligations is applicable to the right to request that a specific item be put on the agenda of the General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting.

Notice of a General Meeting must be provided to the shareholders by publishing a notice of such meeting in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a general meeting be called. Admission to the General Meeting is granted to any shareholder being registered in the Company’s share register.

Shareholders will be registered in the share register of Adecco S.A. according to the invitation to a General Meeting of Shareholders, to be published in the Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt). Only registered shareholders are entitled to vote.

Voting rights

Adecco S.A.’s Articles of Incorporation limit the voting rights of shareholders (including nominees) to no more than 5% of Adecco S.A. shares. (See art. 4 sec. 3 of the Articles of Incorporation). The limitation may be abolished by resolution of the shareholders’ meeting with at least two-thirds of the votes represented and the absolute majority of the represented par value of the shares. Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), are treated as one single person or nominee with regard to the voting limitation. See art. 4 sec. 4 of the Articles of Incorporation.

Representation of shareholders

A shareholder may only be represented by (i) the shareholder’s legal representative, (ii) another shareholder with the right to vote, (iii) a corporate body of Adecco S.A., (iv) an independent proxy or (v) a depository. See art. 17 sec. 2 of the Articles of Incorporation. At a General Meeting of Shareholders, votes are taken on a show of hands unless a ballot is ordered by the Chairman of the meeting or

46

Corporate Governance

requested by holders of Adecco S.A. shares representing at least 5% of Adecco S.A.’s share capital.

Legal and statutory quorums

There is no provision in the Articles of Incorporation or under Swiss law requiring a quorum for the holding of the General Meeting of Shareholders. Holders of at least a majority of Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, in order to adopt resolutions regarding:

•	changes to Adecco S.A.’s corporate purposes;

•	the creation or rescission of provisions in the Articles of Incorporation of Adecco S.A. requiring a qualified quorum or majority for resolutions at the General Meeting;

•	the creation of shares with privileged voting rates;

•	restrictions on the transferability of registered shares;

•	an authorised or conditional increase in Adecco S.A.’s equity capital;

•	an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;

•	restriction or elimination of subscription rights;

•	relocation of Adecco S.A.’s domicile; or

•	dissolution of Adecco S.A. without liquidation,

holders of at least two-thirds of Adecco S.A.’s shares represented at such General Meeting must vote in favour of such resolutions.

In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the annual report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

The rights of shareholders may only be changed by a resolution of a General Meeting, which in certain cases must be passed with a supermajority of at least two-thirds of Adecco S.A. shares being represented at such General Meeting.

There are no statutory quorums with a greater majority than that set out by applicable law with the following exception: at least a two thirds majority of the votes represented and an absolute majority of the nominal values of the shares represented is required for the adoption of a resolution concerning the removal of restrictions on transfer of registered shares. See sec. 3 of the Articles of Incorporation.

Dividend payment

Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves as long as such reserves amount to less than twenty percent of Adecco S.A.’s nominal paid-in share capital. Any remaining net profits may be distributed as dividends, pursuant to a shareholders resolution. A claim for payment of dividends declared is time-barred after a period of five years. Pursuant to Swiss law, Adecco S.A. is permitted to make only one dividend payment, if any, per fiscal year. Interim dividends may only be paid with shareholder approval.

The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of Adecco S.A.’s Board of Directors and to the approval of holders of Adecco S.A. shares at the General Meeting of Shareholders. The amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves are fixed in accordance with Swiss law.

Dividends paid to holders of ADRs who are U.S. holders generally will be subject to Swiss withholding tax. These holders may be entitled to a refund of a portion of these taxes from Swiss taxing authorities, as well as a tax credit for United States income tax liability.

Liquidation and dissolution

The Articles of Incorporation do not limit the Company’s duration. Swiss law requires that any proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

Adecco S.A. may be dissolved at any time by a resolution of a General Meeting taken by at least two-thirds of the votes represented and the absolute majority of the par value of Adecco S.A. shares represented. Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A., such as the misuse of a shareholder’s majority position. The court may also grant other relief such as a forced acquisition at fair market value of all Adecco S.A. shares held by minority shareholders of Adecco S.A. The court may at all times request that a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. If the rules regarding the nationality and domicile of the members of the Board of Directors are no longer fulfilled, the Commercial Register Registrar shall set a time limit for Adecco S.A. to regularise the situation and may, after expiration without compliance, declare Adecco S.A. dissolved. Adecco S.A. may also be dissolved by adjudication of bankruptcy.

Further capital calls by the company

Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to the Company.

Pre-emptive rights

Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe for any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. Any new issuance of Adecco S.A. shares, whether for a cash or non-cash consideration, must be approved by the shareholders in a General Meeting. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only.

47

Corporate Governance

7. Changes of Control and Defence Measures

Mandatory Bid Rules: Pursuant to the applicable provisions of the SWX Swiss Exchange Act, if any person acquires shares of Adecco S.A., whether directly or indirectly or together with another person, which exceed the threshold of 33 1/3% of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make a bid to acquire all of the listed shares of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings.

The Articles of Incorporation of Adecco S.A. do not define opting-up or opting-out clauses in the sense of art. 32 of the Swiss Stock Exchange Law, in connection with a shareholder’s obligation to present a bid.

Adecco S.A.’s Articles of Incorporation do not contain any provision other than the ones mentioned in this disclosure report (see section “Limitations on registration, nominee registration and transferability”) that would have an effect of delaying, deferring or preventing a change in control of the Company.

8. Auditors

The Annual General Meeting of Shareholders of Adecco S.A. elects the auditors and the group auditors each year. On April 17, 2002, the General Meeting re-elected Arthur Andersen AG, Zurich as auditors and group auditors of the Adecco Group for the financial year ending December 31, 2002.

However, as Arthur Andersen AG’s operations ceased, and in accordance with the decision of the Annual General Meeting of Shareholders of April 17, 2002, Ernst & Young AG, Zurich were registered on August 15, 2002 as auditors for the fiscal year ending December 31, 2002.

Ernst & Young AG’s lead auditor, Mike Sills, who was formerly with Arthur Andersen AG, has supervised the audit of Adecco S.A.’s statutory financial statements and the Adecco Group’s consolidated financial statements since 1999 and 2000 respectively.

For the fiscal year 2002, the total fee for the Group audit of Adecco S.A. and for the statutory audits of the Adecco Group companies amounted to CHF 4.7 million.

For the fiscal year 2002, additional fees of CHF 1.6 million were charged for:

- audit related services (CHF 0.8 million) such as consultation on accounting issues and quarterly reviews;

- tax consultations (CHF 0.3 million);

- other services (CHF 0.5 million) such as financial due diligence on potential acquisitions.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. In this capacity, the Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the committee under auditing standards generally accepted in the United States. In addition, the Committee has discussed with the independent auditors the auditors’ independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors’ independence.

The Committee discussed with the Company’s independent auditors the overall scope and plans for its audit. The Committee also had meetings with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal control, and the overall quality of the Company’s financial reporting.

9. Information Policy

Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2002 will be held on April 16, 2003 at Hotel Beau-Rivage Palace in Lausanne-Ouchy, Switzerland.

Calendar of events may be found in Investor Information section on page 50. For further information, see the contact addresses as listed in the Operational Review section of the Annual Report (Internet: <http://contacts.adecco.com>).

Adecco S.A. is subject to the informational requirements of the US Exchange Act. In accordance with these requirements, Adecco S.A. files reports and other information with the Securities and Exchange Commission (SEC). These materials, including this Annual Report, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these materials can be obtained from the SEC upon the payment of certain fees prescribed by the SEC. For further information, see <http://www.sec.gov>, a website maintained by the SEC.

48

Investor Information

Share information1

	5-year Compound Growth Rate	2002	2001	2000	1999	1998	1997
Basic net income / (loss) per share (CHF)		1.90	(2.30)	(2.33)	(1.01)	(1.16)	(1.52)
Diluted net income / (loss) per share (CHF)		1.88	(2.30)	(2.33)	(1.01)	(1.16)	(1.52)
Basic net income / (loss) before cumulative effect of change in accounting principle (CHF)		1.90	(2.25)	(2.33)	(1.01)	(1.16)	(1.52)
Diluted net income / (loss) before cumulative effect of change in accounting principle (CHF)		1.88	(2.25)	(2.33)	(1.01)	(1.16)	(1.52)
Income per share before amortisation of goodwill and other intangibles and restructuring costs (basic)[2] (CHF)	0.7%	1.94	3.77	4.06	3.07	2.4	1.87
Income per share before amortisation of goodwill and other intangibles and restructuring costs (fully diluted)[2] (CHF)	0.9%	1.91	3.68	3.92	2.92	2.39	1.83
Cash dividends paid per share (CHF)		1.00	1.00	0.84	0.70	0.55	0.50
Basic weighted average common shares	2.5%	186,527,178	185,880,663	183,735,340	172,128,580	167,900,250	164,594,310
Fully diluted shares	2.9%	193,469,123	192,832,231	192,269,392	180,553,760	168,938,020	167,799,390
Outstanding shares	2.6%	186,697,162	186,174,880	185,387,000	178,140,456	170,368,500	164,110,790

[1]	All share and earnings per share figures have been adjusted for the 10 for 1 share split which took place in May 2001.
[2]	These figures are not meant to portray net income or cash flow in accordance with U.S. GAAP or to represent cash available to shareholders. Prior to 2002, income before amortisation of goodwill and other intangibles and restructuring costs does include tax benefits associated with the amortisation of goodwill.

Listing of shares

See Chapter 1 “Structure and Shareholders of the Adecco Group” of the Corporate Governance section.

Market capitalisation

As of December 31, 2002, the market capitalisation of Adecco S.A., based on outstanding shares, amounted to approximately CHF 10.13 billion.

Shareholders

See Chapter 1 “Structure and Shareholders of the Adecco Group” of the Corporate Governance section.

Dividends

For the fiscal year 2002, Adecco S.A.’s Board of Directors proposes a dividend of CHF 0.60 per registered share (and the proportional amount translated into US dollars for registered ADR holders). The dividend will be paid out for registered shares on April 28, 2003 and for registered ADR on May 29, 2003.

Adecco S.A. Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders for the fiscal year 2002 will be held on April 16, 2003 at 14.00 hrs at Hotel Beau-Rivage Palace in Lausanne-Ouchy, Switzerland.

Calendar of events

Date	Event
April 16, 2003	Annual General Meeting of Shareholders
April 16, 2003	Q1 2003 Earnings Release
July 23, 2003	Q2 2003 Earnings Release
October 22, 2003	Q3 2003 Earnings Release
February 4, 2004	FY 2003 Earnings Release

49

Directors, Management and Auditors

Board of Directors
John Bowmer Chairman
Miguel Alfageme
Philippe Foriel-Destezet [1]
Christian Jacobs [2]
Philippe Marcel
Conrad Meyer [1]
Yves Perben [2]
Andreas Schmid [1]
Ernst Tanner [2]

[1]	Member of the Audit & Finance Committee (Chairman: Conrad Meyer)
[2]	Member of the Nomination & Compensation Committee (Chairman: Yves Perben)

Senior Management (as per February 1, 2003)
Jérôme Caille	Chief Executive Officer
& President Staffing Services Division
Felix Weber	Chief Financial Officer & President e-HR Services Division
Steve Harrison	CEO Career Services Division & Group Chief HR Officer
Ray Roe	CEO Professional Staffing and Services Division
Luis Sánchez de León	Chief Sales, Marketing and Business Development Officer
& President HR Support Services Division

Staffing Services Division
Michael Agoras	Switzerland
Julio Arrieta	NAFTA (USA-Canada-Mexico)
Ulf Bergström	Sweden
Andres Cano	Divisional Finance
Jo Collier	Australia
Mark Du Ree	Asia Pacific
Gitte Elling	Denmark
Per-Arne Gulbrandsen	Norway
Elmar Hoff	Germany
Jean Louis Joly	Adia France
Richard MacMillan	United Kingdom & Republic of Ireland
Sergio Picarelli	Central Europe
Gilles Quinnez	France & North Africa
Enrique Sanchez	Iberia & Latin America
Carlo Scatturin	Italy & South Eastern Europe
Mark de Smedt	Benelux

Professional Staffing and Services Division
Luis-Felipe Campuzano	Continental Europe
Ray Dixon	Asia Pacific
Roy Haggerty	Consulting and Communications North America
Paul Jacobs	Ajilon Office Angels United Kingdom
Neil Lebovitz	Finance, Office and Legal North America
Peter Searle	United Kingdom
Karine Storm	Divisional Controller
Lionel Terral	France

Career Services
Peter Alcide	Divisional Finance
Edouard Comment	Lee Hecht Harrison Europe
China Gorman	Lee Hecht Harrison Worldwide

e-HR Services Division
Chris Funk	Germany
Davide Villa	Europe (except Germany)

Senior Corporate Executives
Hans R. Brütsch	Corporate Secretary
Patrick Dobler	Treasury
Mark Eaton	Controlling
Raymund Gerardu	Tax
Franco Gianera	IT
Helena Rasetti	Investor Relations
Enrique de la Rubia	Regulations, Public Affairs & CSR
Marcel Schmocker	Legal
Michel Tcheng	Audit & Risk
François Vassard	Marketing & Communications

Auditors
Ernst & Young Ltd	Zurich, Switzerland

Addresses

Registered Office

Adecco S.A. (Holding)

1275 Chéserex

Switzerland

Contact Details

Adecco management &

consulting S.A.

Sägereistrasse 10

PO Box

CH - 8152 Glattbrugg

Switzerland

Tel: +41 1 878 88 88

Fax: +41 1 829 88 88

Corporate Communications

Tel: +41 1 878 88 37

Fax: +41 1 829 88 39

press.info@adecco.com

Investor Relations

Tel: +41 1 878 88 84

Fax: +41 1 829 88 84

investor.relations@adecco.com

Adecco on the Internet

http://www.adecco.com

Ajilon on the Internet

http://www.ajilon.com

Lee Hecht Harrison on the Internet

http://www.LHH.com

jobpilot on the Internet

http://www.jobpilot.com

A full office address list can be

found on www.adecco.com

www.adecco.com

Annex C

Consolidated Statements of Operations

EUR millions	Three months ended		% change		Six months ended		% change
	June 29, 2003	June 30, 2002	EUR	Constant	June 29, 2003	June 30, 2002	EUR	Constant

Net service revenues	4,034	4,375	-8%	0%	7,866	8,436	-7%	1%
Direct costs of services	(3,342)	(3,595)			(6,495)	(6,897)

Gross Margin	692	780			1,371	1,539
%	17.1%	17.8%			17.4%	18.2%

Selling, general & administrative expenses	(557)	(653)			(1,123)	(1,286)
%	13.8%	14.9%			14.3%	15.2%

Operating income before amortisation	135	127	7%	16%	248	253	-2%	8%
%	3.4%	2.9%			3.2%	3.0%

Interest income	3	2			5	6
Interest expense	(18)	(30)			(40)	(60)
Other expense	(1)	(2)			(5)	(6)
Provision for income taxes	(32)	(28)			(56)	(56)

Net income before amortisation	87	69	26%	35%	152	137	11%	21%
%	2.2%	1.6%			1.9%	1.6%

Amortisation of intangibles	(1)	(1)			(2)	(1)

Net income	86	68			150	136

Net income per share
Basic					0.80	0.73
Diluted					0.79	0.72

Net income per share before amortisation
Basic					0.81	0.74
Diluted					0.81	0.72

Weighted average shares					186,698,165	186,426,299
Diluted shares					192,084,638	193,583,191

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

Consolidated Balance Sheets

EUR MILLIONS

	June 29, 2003	December 29, 2002
ASSETS
Current assets
Cash and cash equivalents	323	212
Trade accounts receivable, net	3,023	2,906
Other current assets	297	334

Total current assets	3,643	3,452

Property, equipment and leasehold improvements, net	381	435
Other assets	446	456
Intangibles, net	13	15
Goodwill, net	1,359	1,462

Total assets	5,842	5,820

LIABILITIES
Current liabilities
Short-term debt and current maturities of long-term debt	177	228
Accounts payable and accrued expenses	2,907	2,815

Total current liabilities	3,084	3,043

Long-term debt	1,294	1,335
Other liabilities	92	103

Total liabilities	4,470	4,481

Minority Interests	—	—

SHAREHOLDERS’ EQUITY	1,372	1,339

Total liabilities and shareholders’ equity	5,842	5,820

Consolidated Statement of Cash Flows

EUR MILLIONS	Six months ended
	June 29, 2003	June 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	150	136
Adjustments to reconcile net income to net cash and cash equivalents from operating activities:
Depreciation	66	71
Amortisation	2	1
Utilisation of restructuring reserve	(1)	(5)
Other charges	18	31
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(211)	(76)
Accounts payable and accrued expenses	116	(42)
Other current assets	47	(40)
Non-current assets and liabilities	(2)	(10)

Cash flows from operating activities	185	66

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(31)	(51)
Acquisitions, net of cash acquired (jobpilot)	—	(58)
Other investing activities	3	(23)

Cash flows used in investing activities	(28)	(132)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase / (decrease) in short-term debt	(49)	(343)
Increase in long-term debt	—	389
Repayment of long-term debt	(8)	(23)
Dividends paid to shareholders	(75)	(129)
Common stock options exercised	—	13
Other financing activities	109	4

Cash flows used in financing activities	(23)	(89)

Effect of exchange rate changes on cash	(23)	(28)

Net increase / (decrease) in cash and cash equivalents	111	(183)

Cash and cash equivalents:
Beginning of period	212	373

End of period	323	190

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated:	26 August 2003	By:	/s/ FELIX WEBER
Felix Weber
Chief Financial Officer

Dated:	26 August 2003	By:	/s/ HANS R. BRÜTSCH
Hans R. Brütsch
Corporate Secretary